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02030576

REGISTRANT'S NAME Standard Chartered PLC

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APR 16 2002
THOMSON FINANCIAL

FILE NO. 82- 5788 FISCAL YEAR 12-31-01

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DATE : 4/2/02

Annual Report and Accounts 2001

82-5788



82-5788

AR/S

12-31-01

02 APR -2 AM 8:50

File No. 82-5188

Standard

About Standard Chartered

As the world's leading emerging markets bank, our success has been built on our belief in our ability to support our customers and the communities we serve. We stand by our customers and our staff when times are tough. Over the 150 years of our existence, many of the countries in which we operate went through troubled times. We have stayed the course. This requires courage.

We are responsive to customer needs. It is not enough to introduce new products and services unless we listen to our customers and understand what they want. If we are to be the 'right partner', we must help our customers to realise their goals and aspirations. We recognise that by being creative we can make a real difference to the way we do business. We must be open to new ways of doing things and challenge accepted conventions and processes. This will help us to continue to generate growing returns for our shareholders.

We give opportunities to our people so they can fulfil their potential. With a network spanning over 50 countries, we are a truly international and multicultural organisation. Our actions and behaviours must reflect this.

We must merit the trust placed in us by our customers, our shareholders, our people. Through the years we have built trusted relationships with our customers and the communities in which we operate – we strongly believe that trust and integrity are at the heart of working in partnership together.

Standard Chartered – believing since 1853.

Significant Achievements

- Resilient performance in face of slowdown in major markets.
- Grindlays and Chase Hong Kong acquisitions delivering growth.
- Strong growth in high yield products – credit cards and wealth management.
- Strong performance from treasury and syndications.
- Efficiency programme ahead of schedule and projected cost savings for 2002 and 2003 increased.
- Chennai and Kuala Lumpur processing hubs go live.



35.5 36.1 41.0 50.4 54.4
42.3 43.3 46.7 51.9 53.0
97 98 99 00 01

Balance Sheet Growth
$ billion

Other assets
Loans and advances to customers



1,349 1,398 1,201 1,381 1,505
2,245 2,527 2,647 2,709 2,959
97 98 99 00 01

Net Revenue
$ million

Other revenue
Net interest income



1,425 1,165 820 1,438 1,148
97 98 99 00 01

Profit before Taxation
$ million



30.31 34.40 36.97 38.10 41.92
97 98 99 00 01

Dividend per Share
cents

Chairman's Statement



Our results today demonstrate resilience in a very tough environment.

2001 Results

- Pre-tax profit is $1,148 million compared with $1,438 million in 2000, which included $532 million from the sale of Chartered Trust.
- Net revenues at $4,464 million are up nine per cent.
- Costs increased by only five per cent.
- Profit before goodwill, restructuring and provisions at $2,019 million is up 14 per cent.
- Provisions increased to $731 million.
- Normalised earnings per share are 66.3 cents.
- Our Tier One capital ratio currently stands at 8.8 per cent, well within our 7–9 per cent target range.

We are recommending a final dividend of 29.10 cents per share, compared with 26.454 cents in 2000. This gives a total dividend of 41.92 cents, an increase of ten per cent over 2000. The dividend is covered 1.3 times. The sterling amount will be set on 29 April 2002.

The Economic Environment

2001 was a year of challenges. There were the predicted challenges associated with the global economic slowdown. There were also the unexpected events, most notable of which were the horrific events of 11 September.

In recent years, the world economy has faced a number of crises, but, led by the United States, it has always bounced back. Last year was different. The United States slowed sharply, world trade slowed and oil prices fell.

These developments added to uncertainty throughout the emerging markets, not least in Asia, where the region was still recovering from the crisis of the late 1990s. Last year growth slowed across Asia and a number of countries in the region were in recession.

Consumer confidence was badly affected. This was particularly noticeable in Hong Kong, where deflationary pressures saw many people suffer from negative home equity for the first time.

Aside from these events, there are many positive economic factors to dwell on in Asia. Healthy current account surpluses are being seen across the region and inflation is well under control. This has allowed central banks to keep interest rates low in most countries.

As expected, China entered the World Trade Organisation. Already it is clear that this will open another chapter in Asia's amazing economic development.

With the decline in oil prices, growth rates slowed across the Middle East, however the underlying strength of many of the economies in the region is not fully appreciated. The United Arab Emirates, where we have a strong presence, is one of the richest countries in the developing world, with a high per capita income.

African economies have made tremendous progress in recent years and a number of countries have implemented sound economic policies, as they sought to qualify for debt relief. However, as world trade slowed, the region suffered.

At the same time there were concerns about political stability in a number of countries – Thailand, the Philippines and Indonesia to name a few. Looking back it is impressive how each of these countries has achieved progress towards political stability, avoiding the problems many feared. This is extremely important for the future development of their economies and is often overlooked.

So what are the prospects for 2002?

This year looks like being another year of modest world growth. The US economy will grow, but perhaps at only a slightly faster pace than last year. If the United States does better, so too should Asia.

Prospects this year are better than in 2001 in many of our core markets. Growth is expected across Asia, with China leading the way. India, too, will remain resilient, boosted by domestic demand. And, despite low oil prices, the outlook is for steady growth in the Middle East. There are, of course, concerns elsewhere in the emerging markets; political instability in Zimbabwe; the fall-out from Argentina's collapse; the international war against terrorism.

China has joined the World Trade Organisation and is opening up. It is a low cost producer as well as potentially one of the largest growth economies of the future. China is also attracting the lion's share of foreign direct investment into Asia. We have been there without a break for over 140 years and these developments offer us one of the most important opportunities of the next ten years.

Overall in 2002 the challenge for us in this uncertain world is to grow our business and produce better performance.

The Brand

Our name and logo were developed during the merger of Standard Bank and Chartered Bank in 1969. Over the years, our brand has grown from strength to strength. Research has shown that the Standard Chartered name is trusted and well liked.

To prepare ourselves to take advantage of numerous growth opportunities and to meet evolving customer needs, we have refreshed our logo and made our brand identity more contemporary and dynamic. Our refreshed brand is grounded in extensive research and will be gradually introduced throughout the Group on a replacement basis, over the next twelve months.

The new brand embodies those values in which we pride ourselves and continuously strive to deliver. It represents our renewed focus on marketing and an emphasis to be more customer centric.

The Board

I am delighted to welcome Mervyn Davies as Group Chief Executive. Mervyn became a member of the Board in 1997, having joined Standard Chartered in 1993. He has wide experience of all aspects of banking, both wholesale and consumer, and for the past three years has been based in our largest market, Hong Kong, with responsibility for our operations in North East Asia and for technology and operations. During his stay in Hong Kong, he steered the Bank through some difficult times and built a strong pool of local talent.

Mervyn succeeded Rana Talwar who resigned from the Board and as Group Chief Executive in November. In his three years as Group Chief Executive a great deal was achieved to strengthen this organisation. The two largest acquisitions in our history were completed. Grindlays transformed our operations in the Middle East and South Asia. Chase made us the leading credit card issuer in Hong Kong.

During the year Christopher Castleman, who joined the Board in 1991, reached retirement age. Christopher was the architect behind many of the acquisitions and disposals, which have rejuvenated Standard Chartered since the difficult times of the early 1990s. He provided an objective and challenging voice to our Board discussions.

Peter Wong has been appointed a Director of Standard Chartered Bank, the main operating subsidiary of the Group. Peter now has governance responsibility for Greater China, in addition to his role as Chief Executive of our business in Hong Kong. Peter is an outstanding banker and a respected member of the Hong Kong business community.

We are currently looking for a suitable candidate to succeed me as Chairman. Shareholders will be informed as soon as a decision is made.

Our People

Our offices in New York were located in World Trade Center 7, which collapsed as a result of the tragic events on 11 September. We, thankfully, suffered no injury or loss of life. The courage, commitment and ingenuity of our people in New York enabled us to continue to service our clients, processing 20,000 transactions for $55 billion on that day. In the circumstances this was well above and beyond the call of duty and to all our people in New York we owe a huge debt of gratitude.

It has been a busy year for all our staff as we integrate the acquisitions and we manage our way through the efficiency programme. These results are proof of their commitment and support. On behalf of the Board I would like to thank them all.

Patrick Gillam

Sir Patrick Gillam, Chairman
20 February 2002

The World's Leading Emerging Markets Bank



Hong Kong
- Successful integration of Chase consumer acquisition.
- Now leading credit card issuer with 30 per cent of market.
- Increased market share for wealth management business (especially Bancassurance business and Investment Funds).
- Successfully migrated branch counter transactions to automated channels.
- Launched Mortgage One Account – an innovative product offering customers maximum flexibility.
- First bank to offer its own mortgage insurance plan.
- Introduced a dedicated customer service operation for negative equity home owners.



Other Asia Pacific
- Secured clearing bank status for B share sales in Shenzhen, China.
- Gained Lafferty Award for Best Revolving Asian Credit Card.

Singapore
- Launched co-branded Pru Card.
- Internet banking accounts topped 10,000.
- Three branches were relocated during the year.
- Asian Banking Journal Award – Best Retail Bank in the Asia Pacific Region 2001.

Malaysia
- Launched Mortgage One.
- Third largest distributor of Islamic Trust funds.
- Opened 'financial spa' concept branch.
- Launched Standard Chartered Image Lockbox Services – an advanced accounts receivable solution for wholesale banking clients.
- Kuala Lumpur hub became operational on 1 August 2001.

Taiwan
- Launched Platinum Card – offering one of the most competitive benefits in financial flexibility and lifestyle choices.
- Co-lead arranger for AIG Credit Card (Taiwan) syndication loan.

Thailand
- Two new concept branches opened. Network now stands at 46 following closure of 29 branches and opening of five new ones.
- Now has estimated 24 per cent of personal loans market.
- Four of the new branches opened in Tesco Lotus Super Centres, following the successful introduction in 2000.
- Obtained Central Bank approval to integrate all support functions – a landmark approval.
- Structured Trade business created.
- Global markets now lead provider of interest rate derivative products.

Indonesia
- Investment Services launched.
- New branch opened in West Jakarta.
- $125 million agreement signed with International Finance Corporation to facilitate international trade.

Philippines
- Several wealth financial products launched.
- Priority Banking Centre opened in Cebu.
- Bank's status upgraded from a 'commercial' to 'universal' bank.

Brunei
- Opened two new Priority Banking Centres.
- First Visa Platinum Card launched.
- Introduced first automated banking centre for wholesale banking clients.



Middle and South East Asia
India
- Integration of Grindlays and Standard Chartered on track.
- Grindlay's credit card base successfully integrated into the Standard Chartered system.
- Four new products launched: – 'Sapnay', a value credit card; 'Smart Credit', personal overdraft; Axess Plus, transaction account; 'Mileage', for personal car loans.
- Voted Best Bank in Earnings by Business India magazine.
- Launched meOnline – internet banking for all account holders.

United Arab Emirates
- Integration of Grindlays well advanced.
- Cards in issue more than doubled.
- Global markets maintained leadership in Gulf region.
- Gained regional cash management mandate in the Gulf region from the International Air Transport Association.



999
1,061
1,116
1,196
1,458
97
98
99
00
01

Net Revenue
Hong Kong
$ million



1,224
1,307
1,154
1,216
1,224
97
98
99
00
01

Net Revenue
Other Asia Pacific including Singapore and Malaysia
$ million

Pakistan

- Largest issuer of credit cards with over 40 per cent market share.
- Primary dealership for bidding and distribution of government securities – now the leading participant in the Government bonds.
- Appointed as agent for Asia Development Bank – $150 billion facility to finance needs of local export business.

Bangladesh

- Syndicated loan arranged for major new hospital facility.
- Arranged $52 million trade enhancement facility with International Finance Corporation and Netherlands Development Finance Company.
- Several new Global Market products introduced.

Sri Lanka

- Co-ordinated $80 million syndicated loan for Bank of Ceylon.
- Launched international co-branded credit card with National Savings Bank.



Africa

Best regional internet Bank in Africa – Global Finance magazine.

Ghana

- First 'drive through' ATM introduced.
- Co-led timing for $350 million Ghana Cocoa Board.

Kenya

- Voted Top Bank in East Africa and third best company in East Africa by leading newspaper.

Zimbabwe

- Successful launch of Bancassurance products.

Tanzania

- New branch opened in central Dar es Salaam.
- First bank to launch ATM cheque deposit facility.
- Launched 'The Executive Account' deposit facility for salaried workers.

Nigeria

- Selected by MTN Nigeria Communications to effect $265 million payment and to handle sales collection business.
- New branch opened in Abuja.

Uganda

- First international bank to centralise all branch operations bringing operational risk benefits.
- Won 'Bank of the Year' Award from The Banker Magazine.
- Now have highest number of ATMs in Uganda.

Ivory Coast

- Opened new branch in Abidjan.

Zambia

- Launched 'drive through' ATM.
- Won 'Bank of the Year' Award from The Banker Magazine.



United Kingdom and the Americas

- Successful disaster recovery in New York on 11 September, meeting all service standards by 13 September.
- Standard Chartered Grindlays Offshore Financial Services established with offices in Jermyn Street, London and St Helier, Jersey.
- Now second largest user of the EXIM Bank Guarantee financing programme.
- Opened representative office in Sao Paulo, the second in Brazil.
- All data processing, trade loan and credit operations now centralised for Columbia, Venezuela into Lima, Peru.
- Global Markets/Treasury sales introduced into Mexico.



308 317 362 576 800
97 98 99 00 01

Net Revenue
Middle and South East Asia including India
$ million



324 361 377 368 356
97 98 99 00 01

Net Revenue
Africa
$ million



737 879 838 734 626
97 98 99 00 01

Net Revenue
UK and the Americas
$ million

Group Chief Executive's Review



Over the past ten years, under the leadership of first Malcolm Williamson and then Rana Talwar, Standard Chartered focused on building on its strengths in the emerging markets. The Bank was put back on a sound financial footing and a number of significant acquisitions and disposals were made. A major productivity programme was then introduced which included investment in programmes to revolutionise our technology and operating platforms.

I am determined to turn Standard Chartered from a company that is well known for its emerging markets franchise into one with a reputation for strong performance. We are in the right businesses and the right markets but the challenge for me and my management team is to demonstrate that we can improve our return on equity.

Results

I believe we can be pleased with many aspects of our results in 2001. We achieved a 14 per cent growth in profits before provisions, goodwill and the restructuring charge, with a strong performance in both revenue and costs. We delivered revenue growth at nine per cent in excess of cost growth at five per cent. On an underlying basis, excluding the impact of acquisitions and disposals, revenues grew five per cent and costs three per cent.

The growth in the debt charge had a significant impact on our trading profit. It was affected by three major factors; our Wholesale book in Malaysia; the increasing impact of personal bankruptcies in Hong Kong; and provisions taken at the end of the year of approximately $50 million covering our exposures to one corporate customer and Argentina combined.

My Task

We have a strong franchise. We have a clearly articulated and sensible strategy and we have a strong pool of local talent. But my priority is to improve our return on equity.

The returns have undoubtedly been held back by the tough economic environment in three of our four largest markets which has contributed to a growth in bad debts. I also believe the risk reward dynamics of our business have not been right. I am therefore very focused on ensuring that we strike the right balance between pricing, revenue, volume growth and risk management.

The Executive Team, which is comprised of the Executive Directors and nine Senior Managers, has identified a number of key tasks to achieve better return on equity.



At Grindlays' Gardens in Chennai, we now deal with the processing of payments and trade transactions for Standard Chartered's customers in Hong Kong, Singapore and several countries in Africa. This centralised processing is a very efficient and cost effective way of servicing our customers' needs, saving everyone both time and money.

Gita Karunakaran – Manager Planning and Control, Chennai, India

We must:

- improve capital efficiency, maintaining the right relationship between our Tier 1 and Tier 2 capital and return on equity;
- build market share in Consumer Banking by developing our product range and creating more alliances;
- in Wholesale Banking, increase our focus on value creating businesses;
- control 'risk' more effectively;
- position the Bank to capture profitable growth in China;
- continue to rationalise central and support costs;
- reduce costs and improve return on equity in our smaller countries;
- deliver efficiency and flexibility from our investment in technology and operations;
- build on the turn round in Thailand and Taiwan to ensure profitability.

There are a number of major elements to this programme.

Consumer Banking

Consumer Banking offers good returns and outstanding growth potential in our markets. We have strong market shares in our established markets of Hong Kong, Singapore, Malaysia, India and the UAE. In Indonesia, Taiwan, Thailand and China, we are witnessing the growth of an affluent, aspirational middle-class and are well placed to build our business in these markets.

Our Consumer Banking business is increasingly well balanced from both a product and geographic perspective. We have successfully put in place a model, which is fuelled by four growth areas – cards, mortgages, wealth management and business financial services. I would now like to focus on two products which offer exciting growth prospects.

Cards

One of our most important businesses is cards. It already accounts for around 40 per cent of our Consumer Banking revenues. We have nearly six million cards in issue. We are the market leader in both India and in Hong Kong. Our objective is to be among the top three card issuers with the highest returns in each of our markets.

Cards is a business in which we price very well for risk and therefore generate good returns. For example, although the impact of Hong Kong bankruptcies can be clearly seen in the debt charge, revenue growth exceeded growth in bad debts.

Our cards business has immense growth potential. Asian markets have a rapidly growing affluent population, characterised by relatively low levels of debt and, currently, low usage of cards in relation to total personal spending when compared to more developed markets.

The work that we are doing to create global hubs under the productivity programme will provide us with a very efficient base from which to manage the expected growth and extract maximum process efficiency. We have also invested heavily in the capability to analyse cards usage and repayment behaviour. This enables us both to leverage the cards base and also to manage risk.

Wealth Management

Cards is not our only great opportunity in Consumer Banking. The mass affluent segment in Asia will grow rapidly in the years ahead. We, with our strong franchise in the upper and upper-middle customer groups, are tremendously well positioned.

We provide deposits, mutual fund distribution, retail foreign exchange and Bancassurance. All have strong prospects. I would like to just focus on one – Bancassurance.

We are one of the pioneers of Bancassurance in Asia. We have strategic alliances – mainly with Prudential, our life partner, and CGNU, our non-life partner – in our six biggest Consumer Banking markets. In 2001 360,000 policies were sold throughout our branches and revenues from sales of insurance products more than doubled. Although still a relatively small business, it is one which offers excellent growth potential for the future. The combination of manufacturers and suppliers of financial products and our customer franchise and distribution network, involves us in minimal incremental expense and low risk capital. Our intention is to be a 'top three' Bancassurance player.



Standard Chartered recently introduced B2BeX, an innovative internet-based platform providing an integrated suite of trade related products that facilitate sourcing, financial and logistics activities.

As a plastics trading company, our accounts staff now spend less time on routine import tasks and can instead focus on sales and credit control. It is a major step forward and a real service to customers.

Richard K Y Chu – Chung Nan Industrial Supplies Company Limited Hong Kong – a B2BeX customer

Wholesale Banking

Over the years Standard Chartered has established lasting customer relationships and developed good products in trade and cash management. However, parts of Wholesale Banking tie up a great deal of capital and do not currently generate the returns we are seeking. We have been reviewing the business carefully using value based management techniques and this has led us to a much better understanding of where we are creating real value. Our task is to focus on relationships and products that really create value.

Global Markets

One area of this business which is key to driving better returns is the provision of treasury and foreign exchange services. In 2001 our Global Markets business had a great year. Clearly the substantial fall in US Dollar interest rates provided an important opportunity to increase revenues – and one that we fully exploited – but our strong markets performance in 2001 was also due to a greater focus on cross-selling to our outstanding customer base. We have a good position in foreign exchange and are building a more sophisticated product range to meet the needs of our customers.

Although still small by US or European standards, the debt capital markets in Asia are starting to develop. By combining our strength in syndications with the growing fixed income transaction flow, we made more than $50 million in revenue last year, arranging more syndicated loans in Asia than anyone else. Origination and distribution is key to our Global Markets business and to improving risk /reward in Wholesale Banking.

Re-engineering and Technology

We have made good progress in centralising our processing into hubs in India (Chennai) and Malaysia (Kuala Lumpur) and we will accelerate this drive to improve efficiency and the quality of services for our customers. This project is leading to significantly lower costs. For example, it has meant that by the end of 2002 we will have 1,200 less staff in high cost locations. By the end of 2003, over 4,000 jobs will have moved.

Many of our operations have now been migrated into our Chennai and Kuala Lumpur centres. We will also be piloting a new hub in China. Implementation of the overall productivity programme has not been as costly as we envisaged, so the net benefit has significantly exceeded our original expectations.

Our strategy will be underpinned by continuing to invest in technology, the centralisation both of support functions and of processing systems – of which 'hubbing' is part – and by using outsourcing where appropriate to improve efficiency.

Acquisitions

We said that a prime task for 2001 was to integrate the Grindlays and Chase acquisitions and to continue to build the bank to unlock its real potential. This we have done. Work on the integration of both the acquisitions is ahead of schedule. We have achieved cost synergies 40 per cent higher than our targets for 2001.

Standard Chartered Nakornthon also showed a significant improvement in 2001 with integration moving forward well and a significant rationalisation of the branch network.

We are currently bidding for a controlling stake in the Bank Central Asia in Indonesia. Bank Central Asia is one of Indonesia's leading banks, with a robust financial performance. It has a primarily retail customer base with limited exposure to the corporate sector. It has 800 branches, 2,200 ATMs and it is at the heart of the Indonesian payment system. Should we win the bid, BCA will operate as a stand alone strategic investment.

China

During 2002 we have strengthened our position in a number of markets. Many of these markets hold great potential for us, particularly India, Thailand and the UAE. There is one particular market, however, that over the next decade will have a really significant effect on this organisation – China.

In 2001 China was admitted into the World Trade Organisation. This will lead to an opening up of the Chinese market for banking products and services. Only a handful of foreign banks have the people, experience, contacts and approvals to really capitalise on this opportunity. While the rest of Asia has seen the effects of the slowdown, China has continued to grow strongly. It quadrupled its gross domestic product in the 1990s and by 2010 is expected to nearly treble again.



To be involved with Mabati Rolling Mills in the development of their new multi-million dollar galvanising and zinc coating line has been a tremendous opportunity for me.

Daniel Mwambu Mwamati – Senior Relationship Manager
Mombasa, Kenya

We have had a continuous presence in China for almost 150 years and we have as large a network as any foreign bank in China. From 1 February 2002, we have been allowed to provide foreign currency services to local businesses and individuals. From 2004 we will be able to do local currency business with local companies and from 2006 it will be possible to provide Consumer Banking products to individuals in China, with no geographic restrictions. Our vision is to be a dominant provider of services to the top 20 per cent of local income earners and to be recognised locally as a leading foreign bank in China.

2001 Performance

Our performance in 2001 shows good underlying revenue growth. On costs, driven by the integration of acquisitions, the benefits of the centralisation programme and some aggressive steps on streamlining the organisation, we have more than met our targets.

The increase in the debt charge, however, is not satisfactory. We need to relentlessly control risk, by pricing properly, tightening underwriting standards, and identifying problems earlier.

Malaysia

Malaysia bore the brunt of the US downturn and its exports, particularly in areas like electronics and furniture, were badly hit. The sharply higher provisions, mainly in Wholesale Banking, had a major affect on profitability. We recognise that we have been too focused on sales and increasing revenue and not focused enough on early identification of problems. We are putting this right by tightening underwriting standards and strengthening our teams.

Hong Kong Bankruptcies

In Hong Kong there has been a growth in personal bankruptcies as changes in the bankruptcy law has led to a much greater awareness of the mechanics and apparent benefits of going bankrupt. This is a problem for all of the banking sector. We have been aggressive in our write-off policies in relation to cards and mortgages. We have taken action to mitigate this issue by tightening lines for higher risk customers and pressing the authorities in Hong Kong to establish a bureau for credit information. Bankruptcies in Hong Kong will continue to be an important issue in 2002 but the steps we are taking should improve the situation.

Balance Sheet

Managing our balance sheet is an integral part of improving our return on equity. We need to ensure we are adequately capitalised and our Tier One ratio at 8.8 per cent is within our target 7–9 per cent range. We are therefore well capitalised at the present time. We remain very committed to listing in Hong Kong, though this will not happen during the first half of 2002. While it may be appropriate to raise some equity to optimise the benefits of the listing, any decision on the size of an offering will be taken in the context of our overall objective of maximising return on equity.

The Future

I have no doubt about the ability of the people at Standard Chartered to bring about an improvement in our returns and I intend to strengthen further the Bank's performance culture. A great deal of progress is being achieved but we know that, notwithstanding the continuing difficult economic environment, we have to demonstrate that we are making solid progress.

Lastly, I would like to thank the people at Standard Chartered who, in my first two months as Chief Executive, have given me tremendous support. There is a fantastic energy in this bank – and there is a strong customer base. My job is to unleash this energy and drive it towards generating stronger shareholder returns. I have no doubt of the commitment of everyone at Standard Chartered to improve our performance.

E. Mervyn Davies

Mervyn Davies, Group Chief Executive
20 February 2002

The Brand

Our brand is the heart of everything we do. It represents what we stand for, what we believe in and what differentiates us from our competitors.

Our refreshed brand is not just about a change in our logo. It is about the renewed commitment that is taking place in the heart of each and every one of us at Standard Chartered. It is a commitment to living our values and building a financial institution that is the supplier of choice in all the markets in which we operate.

Our new brand is based on extensive research. Customers prefer our new identity to the existing one. Our brand values, 'Courageous, Responsive, International, Creative and Trustworthy', have been endorsed by over 4,000 consumers and staff across our network.

The world is rapidly changing. There is a large growing, affluent, middle class who seek financial products and services which reflect their lifestyles and enable them to reach their aspirations. Our refreshed brand is built on the heritage of this great organisation and well positions Standard Chartered to meet the demands of the increasingly sophisticated customer of the future.

Our aim is to be the partner of choice, the right partner as a provider of world class financial products and services; as an active member of the communities in which we operate; as an employer taking courageous steps to ensure that our people can achieve their true potential.

Our new brand is a deliberate step forward to achieving this. We are confident it will enable us to create superior value for our employees, our customers and our shareholders.



Standard Chartered



Standard Chartered

The new branding is modern and dynamic. It positions Standard Chartered to appeal to the increasingly sophisticated customer in its Asian and African markets.

Top
The Woodlands branch in Singapore is one of the first to carry the new branding.

Bottom
Runners in the 2002 Standard Chartered Hong Kong Marathon passing the newly branded branch at Tsimshatsui. Records were broken this year with around 14,000 runners taking part from 35 different countries.

Standard Chartered

Business Review

Consumer Banking

During the year the focus of Consumer Banking has been on the completion of the integration of recent acquisitions, continuing to enhance performance in established markets and investing selectively for future growth. Despite a very uncertain economic environment, good progress was made in all areas.

Sales capabilities and resources were increased in each core territory and investment continued in developing risk management capabilities by improving tools, techniques, people and skills. The business mix continued to evolve with an increasing percentage of revenues now being derived from credit cards and other unsecured lending. Revenue growth was led by unsecured products, including credit cards. Other areas, such as Business Financial Services, which serves the small business segment, also performed well.

A number of long term initiatives are being undertaken to enhance the value of the franchise in key markets. For example, a significant upgrade of customer sales and service platforms has been started in Hong Kong. This will be rolled out to other territories during 2002 and 2003.

Cards and Personal Loans

Cards is Standard Chartered's most important business. It generates high returns on equity and has great growth potential. It is a business in which the Bank prices for risk very well.

Following the acquisition of Manhattan Card Company in Hong Kong in 2000 the Bank is now the number one card issuer in Hong Kong.

In all Asian markets market share increases were recorded in credit card outstandings. Credit cards and other unsecured lending are now one of the main engines of revenue growth for Consumer Banking. This has led to a significant increase in profitability in key markets such as Singapore, Taiwan and India. A programme to upgrade unsecured lending processing systems globally has been initiated. Rollout will commence in 2003.

In 2001 the number of cards in issue grew by 1.5 million to nearly six million and personal loan accounts grew 41 per cent.

The card bases for Standard Chartered and Grindlays have been successfully integrated in India where the Bank now has a 36 per cent share of all credit card outstandings.

Other countries in South Asia and the Middle East also saw the benefits of the Grindlays' acquisition. In the UAE for example the Bank now has a 20 per cent market share of cards in issue and in Pakistan the number topped 40 per cent.

Mortgages and Auto Finance

Earnings from mortgages and auto finance suffered as a result of continuing margin compression in a number of key markets, but most particularly in Hong Kong and Malaysia. Despite this pressure on pricing, sustained growth in outstandings of six per cent across all markets was achieved.

The Bank's share of mortgage outstandings in Hong Kong increased to around 15 per cent with the share of new business holding steady at 16 per cent.

The Bank's mortgage business in other markets, particularly Singapore, continues to make an important contribution. In Singapore, new mortgage sales of $1.3billion represented an increase of 30 per cent on 2000 and a market share of 14 per cent. Standard Chartered continually looks to develop new products for the benefit of customers. One such example is the MortgageOne account which offers the customer the ability to offset interest earned on current accounts against their mortgage interest payable. In Hong Kong a new mortgage processing system has been developed. This will be rolled out to other Asian markets in 2002.

Wealth Management

The Wealth Management business, in very difficult competitive and economic conditions, delivered a robust performance in 2001. This is testimony to the Bank's increased focus on developing products for the mass affluent consumer market and ability to adapt these products in response to changing economic circumstances.

Total assets under management grew five per cent. Many customers switched their asset holdings from traditional equity funds to low risk fixed income funds and bank deposits were slightly lower than in 2000.

Retail foreign exchange revenues increased significantly in 2001. The increased retail focus together with the launch of new structured products resulted in higher volumes of foreign exchange being sold to retail customers.



Based on the Financial Spa concept launched in Hong Kong in 2000, the Spa design encapsulates the Bank's latest innovative retail banking concept which focuses on creating a personalised total money management environment for customers.

The new Financial Spa which was opened in one of Kuala Lumpur's busiest shopping malls, is proving to be really successful.

Gillian Chong – Executive Assistant to the CEO
Kuala Lumpur, Malaysia

In June, Standard Chartered Bank (CI) Limited and Grindlays Private Bank Jersey, were merged to form Standard Chartered Grindlays Offshore Financial Services. This Jersey based operation provides offshore products and banking services to customers based in Africa and Asia. Sales offices have been established in London, Johannesburg, Dubai, Qatar and Hong Kong. This business complements the Bank's domestic wealth management product offerings.

Business Financial Services ('BFS')

Revenue growth of 19 per cent was achieved from the provision of banking services to small and medium sized companies. This business offers exciting growth opportunities in several larger Asian markets, including Singapore, Hong Kong and Malaysia. Growth in mortgage, Bancassurance, trade and foreign exchange earnings has provided a counter to reduced earnings from the more traditional deposits based business. Plans have been made to roll out BFS products in both India and China during 2002.

Branch and Direct Banking

As customers still prefer face-to-face contact our branches remain a key sales and service delivery channel.

In Singapore the award of an enhanced Qualifying Full Bank licence has provided significant benefit, providing increased flexibility in the upgrading of the branch network.

Following the acquisition of Grindlays, in India and in several other countries in the Middle East and South Asia, processes have been integrated and customers are now able to access a wide range of products and services from any local branch or ATM.

In Africa, a flagship branch opened in Abidjan, Ivory Coast and a new branch was opened in Nigeria.

Wholesale Banking

Although the restructuring of Wholesale Banking enabled good progress to be made, there is still much to do. The steps taken in 2000 to form a cohesive wholesale banking business were welcomed by clients. This was reflected in improved returns in all areas, particularly Global Markets.

Wholesale Banking focused on a smaller number of high value customers and on improving delivery of products and services throughout the Bank's network. Across larger corporate customers, independent research shows broader penetration and deeper relationships are being built.

In 2001 the Bank's position as a Banker's Bank was strengthened, with relationship management teams delivering a complete range of services to financial institutions globally. Market share grew in key markets and several large mandates were won from OECD banks for the outsourcing of their trade business.

The focus to build business with Development Organisations, which consist of aid agencies and development institutions, continues. Standard Chartered's expertise in Asia and Africa provides an excellent strategic fit in helping these organisations effectively facilitate humanitarian and development aid.

Global Markets

A strong Emerging Markets Foreign Exchange (FX) and Interest Rate position has been built by broadening derivative product capabilities. Standard Chartered was voted 'Best Bank in FX in Asia Pacific', 'Best Bank for Emerging Asian Currencies' and 'Best Bank for Emerging African/Middle Eastern Currencies' in FX Week's global survey. In South Asia, real benefits are being seen from the successful integration of Grindlays.

Standard Chartered has continued to develop on-line delivery platforms and deal volumes across these platforms have increased substantially. The Bank's position as a key provider of automated pricing in the Emerging Market currencies to the major on-line FX portals is being strengthened.

During 2001, strong progress was made in growing the Fixed Income business. The Bank was voted 'Rising Star Asian Currency Bond House' in The Asset Asian Awards and ranked fourth overall among Asia's top 'bookrunners' for all Asian currency bonds (excluding Japan). Top rankings were achieved in the deal league tables of India and Thailand. Standard Chartered's position as an effective bridge for foreign issuers to tap local capital markets for debt financing was confirmed by the ranking as the top bookrunner for non-domestic Singapore dollar bonds.



It gives me immense pride to be involved with the ECGD – backed $100 million Bhairab Bridge Project as the Bank's relationship manager in Bangladesh. This 1.2 kilometre bridge is expected to be completed by the end of August this year and it will be of real benefit to the community in Bangladesh. We are also happy to be the banker to the Construction Company for the bridge.

Mahbub-ur-Rahman – Senior Relationship Manager, Bangladesh

The Syndications team also had an excellent year in 2001. The team now ranks No. 3 overall among Asia's Top Arrangers of Syndicated Loans. Deals were done in all key markets across the world – specifically Asia Pacific, Middle East and Africa.

In India a Funds Management business was started, leveraging strong money market skills, and existing Asset Management business, to provide debt funds to customers. A US Dollar Liquidity Fund (rated Aaa/MR1+ by Moody's Investors Service) was launched in November and has been well received by potential investors. Standard Chartered's India debt fund is currently the second largest fund in this rapidly growing market.

Trade Finance and Lending

The traditional Trade Finance and Lending businesses continue to be repositioned. Despite trade volumes being affected by the post 11 September global downturn, market share in key geographies increased.

In Hong Kong B2BeX was introduced. This is a leading-edge platform which provides customers with an on-line, integrated suite of products designed to solve many of the difficulties associated with international trade. This saves clients both time and money. Pilot testing was done in the last quarter of 2001. Early customer response has been very positive and it is expected that this service will be promoted in different markets in 2002. B2BeX will significantly differentiate the Bank's trade services and contribute new sources of revenue.

Standard Chartered was voted Best Trade Finance Bank in The Asset Triple A Awards for the second consecutive year, and won Trade Finance Magazine's Deal of the Year Award.

The Bank is an acknowledged leader in commodity, structured trade, export finance and forfaiting. It is also a leading provider of Export Credit Agency financing programmes, an expertise particularly valuable in today's challenging economic environment.

Cash Management and Custody

Innovative new Cash Management products continue to be developed. There is strong momentum in this business which was reflected in the increasing number of regional cash mandates won from major international organisations.

In response to customers' growing demands for 'connectivity', Web Bank, an internet delivery channel that will position Standard Chartered as the most comprehensive provider of internet-based reporting and transactions initiation, will be launched in 2002.

In 2001 Straight Through Services (STS) was established in a number of markets. This is an integrated, fully automated e-payment solution. It won the Innovative Service Award from the Hong Kong General Chamber of Commerce.

Standard Chartered's expertise and reliability in US Dollar clearing services was proven on 11 September when $55 billion was cleared that day, without loss, despite losing the Bank's New York office at 7 World Trade Center. This was a remarkable achievement and a tribute to both the Bank's people and to disaster recovery capabilities.

In Custody, the Bank has significant market share and continues to be a leader in Asia. In the Global Custodian Agent Bank survey, Standard Chartered was rated No.1 in six markets. The Custody business is of strategic importance to the Bank and in 2002 a leading-edge Internet solution will be launched that provides intra-day reporting and transaction initiation. As expected, it was affected in 2001 by the low levels of activity in the equity markets.



Left
Staff at work in the Hong Kong dealing room.

Technology
Underpinning the success of the development of both Consumer Banking and Wholesale Banking is an intensified focus on technology. The Group's information services and technology areas have been remodelled to provide more capacity, greater efficiency and release more senior technology management time to support the businesses. Technology is now an integrated part of the Bank's thinking, planning and management, and not a separate support function.

Global Hubs
A major IT service delivery initiative has revolutionised the way technology is managed. Under this project around half of the IT activities of over 50 countries are being centralised into two low cost hubs, Chennai and Kuala Lumpur. These hubs are now 'live' and several countries links are now active. This has already led to a considerable saving in costs and headcount.

The Bank's centralisation of its service delivery processes into Chennai and Kuala Lumpur continues to progress smoothly. With the establishment of the Chennai and Kuala Lumpur hubs, Hong Kong and Singapore trade processing costs have been reduced by 40 per cent.

Integration
The project to integrate the technologies of Standard Chartered and Grindlays is one of the largest projects ever undertaken by the Group. In August 2001, 350,000 Grindlays credit card holders were migrated onto the Standard Chartered system. Over 80 per cent of the integration process is now complete. The remaining two small countries – Qatar and Nepal – will be integrated during 2002. This is several months ahead of the original schedule.

Within six months of acquiring Chase, Hong Kong, 30,000 bank accounts, 7,000 mortgages, 30,000 personal loans as well as 800,000 credit cards were successfully converted onto Standard Chartered's ATM, branch and telephone systems.



Data Network
In May 2001, the Bank signed a contract with Cable and Wireless to build a 'state of the art' international data network to which nearly all countries will be connected. This project will reduce data telecoms costs over five years and is an essential enabler for other centralisation projects, as well as numerous business initiatives. The objective is to drive down costs and provide increased efficiency and flexibility to support business development.

Technology – Supporting Business Development
A major focus of the Group's investment in technology is to provide support for business development.

In Consumer Banking, a number of technology based products were introduced. These included the MortgageOne Account, an all-in-one bank account which is now available in Hong Kong, Malaysia, Taiwan and India; a number of investment based wealth management e-products, which were implemented across the Asia Pacific region; a new web technology-based 'teller' system in Hong Kong, which is now handling 70,000 transactions per day. Called 'Service Banker', this has performed so well it will be rolled out in Singapore in 2002.

In Wholesale Banking, in addition to the B2BeX internet based trade processing service, a number of global markets, cash management and custody applications were introduced leading to significant cost savings and improved customer service.

There has also been significant investment in IT systems development in the majority of the Bank's countries in Africa and the Middle East and South Asia.

Standard Chartered operates sophisticated banking systems in 57 countries, many of which are emerging markets and have very basic technological and telecommunication infrastructures. The Bank takes great pride in its success in maintaining world class standards of service delivery in these challenging environments.

The continuing development of technology systems and their close alignment with business objectives is a priority in 2002.

Left
Investment in technology continues to be a priority.

Corporate Responsibility and Community Projects

As the world's leading emerging markets bank, operating in over 50 of the world's developing economies, Standard Chartered believes that with the appropriate policies and practices in place it can be a legitimate influence for good. It can do this by promoting the best standards of socially responsible business in the developing world. A new corporate social responsibility website has been launched – 'our beliefs' – which details policies and procedures that have been put in place to enable us to meet or exceed the ethical, legal, commercial and public expectations of the communities in which we operate. We strongly support the trend towards delivering shareholder value in a socially, ethically and environmentally responsible manner.

We also recognise that for this programme to be effective it must have employee interest and support and that everyone within Standard Chartered must 'live' the values that the new brand represents.

The website includes our first environmental report, environmental awareness being a key component of a socially responsible business. The Bank's strategy in 2001 has been to develop an environmental management system in the United Kingdom while at the same time encouraging global pockets of best practice worldwide. Subsequent years will see us roll out best practice to all our markets.

Please visit our CSR website:
www.standardchartered.com/ourbeliefs

Environment

There follow a few examples of projects around the world which indicate the Group's commitment to the environment.

- Hong Kong. The launch of a Hong Kong Green Day raised environmental awareness.
- India. The Bank owns a large portfolio of heritage buildings. Regular restoration has been introduced to preserve their unique character, condition audits having been carried out prior to work commencing.
- Bangladesh. A paper saving optical data storage system was introduced in 2001. Half a million sheets of paper are saved each year.
- Kenya. The Bank was a key sponsor of the 30th Annual United Nations Environment Programme. Linked with this were a series of Bank programmes including the collection of Water Hyacinth and various demonstrations of how this invasive weed could be used for a range of income generating uses such as the manufacture of furniture, carpets and roof tiles.
- Ghana. The Bank supported projects to protect marine turtles, encourage tree planting and for the monitoring of migratory and local bird populations on the Ghana wetlands.
- The United States. A successful recycling and waste reduction programme was initiated.
- The United Kingdom. Standard Chartered has joined a small group of top companies whose accomplishments are officially certified as 'very good for environmental performance'.
- A commitment has been made to reduce greenhouse gas emissions by 7.5 per cent between 2000 and 2003.
- The Bank's international video conferencing services have been upgraded, reducing the need for air travel.


Day Corner
s and Ride Green

Left

In May 2001, staff in Hong Kong raised HK$180,000 by going 'green' for the day.



This is one of three orphanages in Tanzania that is supported by funding and staff volunteer work through the Group's 'Community Partnership for Africa'. Standard Chartered currently supports initiatives in eight African countries through this $1 million a year programme, launched in 2001.

Margaret Mkandawile – Centre Matron
Kurasini Children's Home, Dar es Salaam

Community Programmes

Standard Chartered community programmes mainly target those countries in Asia, Africa and the Middle East from which it provides its profits.

Africa

- Won Commonwealth Award for ground-breaking internal staff campaign/advocacy work on HIV Aids; 'Staying Alive'. One of only three private sector companies to win this high profile award from the Commonwealth Secretariat.
- The second phase of the HIV/Aids programme is now underway – 'Living with HIV/Aids'.
- Launched Standard Chartered Community Partnership for Africa committing $1 million each year for high impact projects. Initiatives have been launched in eight countries focusing on youth and health issues, such as orphanages in Tanzania, provision of wells in Ghana and support for rural communities in Zimbabwe. The projects are supported by volunteer work from Bank staff.
- Zimbabwe. Launched Community Month, supporting staff that help communities across the country.
- Ghana. Built and equipped a special clinic in Gambibgo and provided wells for ten communities in dry, Northern Ghana.
- Nigeria. Supported 'Kids Polio out of Nigeria' programme.
- Tanzania. Launched support scheme for three orphanages.

Middle East and South Asia

- India. Provided support to the Central School for the Education of the Deaf; supported Prem Dam, a charity providing learning centres for children forced into living on the streets – an annual commitment for five years has been made towards the care and education of street children in Mumbai; continued to work with the Pratham Education initiative in Mumbai to provide pre-school education to street children. The programme completed its fourth year.
- Bangladesh. Provided support for the 'Eradicate Dengue Fever Campaign'; sponsored ten beds at Dhaka's Children's Hospital; and supported the British Council's Young Learner's Centre.
- Sri Lanka. Donated computers to the Macanduru Village Project – part of the International Childcare Trust.

United Arab Emirates

- Supported Rashid Paediatric Therapy Centre, providing a swimming pool for the treatment and enjoyment of children with special needs.

Hong Kong and North East Asia

- Hong Kong. As part of the success from the Hong Kong Marathon, helped raise over HK$4 million. Part of the funds helped purchase a charity minibus for disabled athletes; supported the Children's Hearts Fund – so far around 20 children have been helped to undergo heart surgery; sponsored the Asia Youth Orchestra since 1998, benefiting 100 young musicians from 12 Asian countries; Standard Chartered Community Foundation, established in 1992, has since then contributed more than HK$70 million to charitable causes.



Standard Chartered
Community Foundation
Standard Chartered
5th August 2001
兒童心臟基金
壹佰萬元正
HK$ 1,000,000.-



Far left
Over the past ten years the Hong Kong Community Foundation has donated over HK$70 million (nearly $9 million) to charitable causes.

Left
Staff at Standard Chartered Malaysia help children choose new school uniforms sponsored by the Bank.

Taiwan

- Continued support for the Victoria Gardens community project including a children's painting gallery.

South East Asia

- Indonesia. An outreach programme was launched for Bank staff to support the community; support was also given to Yayasan Balita Sehot, a foundation that aims to improve the level of health and education of children below five years of age.
- Singapore. Staff volunteered their time to the Red Cross Society International Bazaar; employees participated in a community cancer awareness programme.
- Thailand. Standard Chartered Nakornthon in cooperation with the Ministry of Education supported a school lunch programme, an agricultural project to provide midday meals to needy and malnourished students of rural schools in Khon Kaen province. Almost 1,000 students benefited from this project; supported, by way of loans and advice, CNB T-Bird (Thailand Business Initiative in Rural Development) which provides financial and welfare services to help improve the quality of life of the poor rural community in Nakorn Rachasima province; continued support of Annual National youth soccer competition with more than 400 school teams participating nationwide.
- The Philippines. 'Books Around the World' campaign generated over 5,000 books from Standard Chartered offices, embassies and international associations. These were donated to a children's home.
- Malaysia. Sponsored new school uniforms for low income children.

United Kingdom and The Americas

- United States. The Bank recognised the nine year support from our Hong Kong and China operations for ORBIS, the world's only flying eye hospital, by sponsoring a visit to JFK International Airport, New York, to see the specially equipped aircraft.
- Colombia. Computers, chairs and sports equipment donated to a school for needy children.
- Mexico. Sponsored a Golf Tournament to provide support to 'Casa de la Amistad', an institution for children with cancer; donated computers and office furniture to 'Casa Santa Hipolita', a children's home.
- United Kingdom. Provided scholarships at the London School of Economics for students from China and Malaysia; staff participated in a 'reading' scheme to help children who do not have English as their first language.


เราคือแชมป์
300,000 บาท

Left
We are the Champions!
Standard Chartered Nakornthorn Bank, Thailand sponsored the Annual National Youth Soccer Competition for the second year.

Financial Review

Group Summary

Standard Chartered operated in very difficult markets during 2001. The challenges of global economic slowdown and competitive pressures on mortgage margins were compounded in the second half by the uncertainty following the tragic events of 11 September and its impact on consumer confidence. The Group's operating profit before goodwill, restructuring and provisions at $2,019 million for the year was 14 per cent higher than the previous year. It is a resilient performance in the circumstances and demonstrates strong revenue growth with excellent control of costs. Credit losses were sharply higher, driven in particular by Malaysia, the Americas and personal bankruptcies in Hong Kong.

The results include the full year effect of the acquisitions of Grindlays and the Chase Hong Kong consumer banking business ('Chase HK') and the disposal of Chartered Trust. This is illustrated in the table below:

			2001			2000
	As reported $million	Acquisitions $million	Underlying $million	As reported $million	Acquisitions/ disposal $million	Underlying $million
Net revenue	**4,515**	**577**	**3,938**	4,114	377	3,737
Estimated net funding cost of acquisitions	**(51)**	**(51)**	**–**	(24)	(24)	–
Net revenue after cost of funding	**4,464**	**526**	**3,938**	4,090	353	3,737
Operating costs (excluding goodwill and restructuring)	**(2,445)**	**(306)**	**(2,139)**	(2,320)	(245)	(2,075)
Operating profit before goodwill, restructuring and provisions	**2,019**	**220**	**1,799**	1,770	108	1,662
Amortisation of goodwill	**(140)**	**(103)**	**(37)**	(71)	(37)	(34)
Restructuring	**–**	**–**	**–**	(323)	(79)	(244)
Profit before provisions	**1,879**	**117**	**1,762**	1,376	(8)	1,384
Charge for debts	**(731)**	**(71)**	**(660)**	(470)	(53)	(417)
Operating profit before tax	**1,148**	**46**	**1,102**	906	(61)	967
Net interest margin	**3.1%**			3.1%		
Interest spread	**2.6%**			2.5%		
Cost to income ratio – normalised	**55.1%**			56.9%		
Return on equity – normalised	**12.3%**			13.8%		
Earnings per share – normalised	**66.3c**			71.1c		

The integration strategies for these acquisitions are proceeding well, with much of the synergistic benefits accruing within the underlying business rather than the legal entities acquired. At the time of the acquisitions the expected combined synergistic benefits for 2001 were $50 million. The actual benefits that have been achieved are pleasingly ahead of target at $70 million.

Revenue in 2001 has grown by nine per cent in total to $4,464 million and by five per cent underlying. This is a strong achievement given the economic environment and especially given the loss of approximately $120 million of revenue as a direct result of re-pricing in the Hong Kong mortgage market.

Overall the Group's average net interest margin has remained stable at 3.1 per cent, but there are a number of offsetting influences. The sale of the high margin Chartered Trust business, price competition in Hong Kong mortgages and lower prevailing interest rates, all had a negative impact. Offsetting these influences were the growth in high yielding cards business and the increased contribution from our businesses in India and Middle East and other South Asia ('MESA').

Fees and commission have risen by ten per cent and by eight per cent underlying. Growth has primarily been driven by the cards business. Major declines in export volumes in the Group's principal markets had a direct impact on trade revenues. Revenues from the custody business were down by 38 per cent at $65 million reflecting the decline in the level and activity of equity markets.

Dealing profits were up by 25 per cent, and by 21 per cent underlying, as the Group continues to expand its customer driven treasury business, while at the same time, enhancing its product offering.

Total operating expenses were five per cent lower in 2001 compared to the previous year. Excluding goodwill, and the restructuring charge taken in 2000, there was an increase of five per cent and underlying costs grew by three per cent. The cost benefits driven from the efficiency programme, which is reviewed in more detail on page 35, has been re-invested into the Group's key value generating businesses, in particular Cards and Wealth Management. The normalised cost income ratio improved from 56.9 per cent in 2000 to 55.1 per cent in 2001.

The net provisions for bad and doubtful debts and contingents at $731 million in 2001 were $261 million higher than the previous year. There were three significant factors affecting the net charge; personal bankruptcies in Hong Kong, a sharply higher charge in Wholesale Banking in Malaysia and increased provisions in the Americas mainly relating to one corporate customer and Argentina.

Overall return on equity (normalised) was 12.3 per cent compared to 13.8 per cent in 2000.

Consumer Banking

Consumer Banking is a very attractive business offering high returns on capital and the potential for significant future growth. Its performance in 2001 was held back by low consumer confidence, particularly in the second half of the year, competitive pressures on mortgage margins in all key markets, and higher personal bankruptcies in Hong Kong.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking:

	Asia Pacific								
Year ended 31 December 2001	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Revenue	1,048	253	141	212	190	181	131	84	2,240
Costs	(474)	(95)	(77)	(171)	(132)	(108)	(122)	(75)	(1,254)
Charge for debts	(226)	(17)	(11)	(35)	(19)	(15)	(3)	(4)	(330)
Operating profit	348	141	53	6	39	58	6	5	656

	Asia Pacific								
Year ended 31 December 2000	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Revenue	836	236	142	179	132	129	159	258	2,071
Costs	(375)	(83)	(66)	(180)	(78)	(67)	(116)	(159)	(1,124)
Charge for debts	(77)	(6)	(4)	(23)	(20)	(12)	(2)	(38)	(182)
Operating profit	384	147	72	(24)	34	50	41	61	765

In Hong Kong, profit before provisions has grown by 25 per cent reflecting the Chase HK acquisition. The underlying results were adversely affected by the revenue shortfall suffered from mortgage price competition and would have been about $120 million higher without this effect. Excluding Chase HK and the effect of mortgage re-pricing, underlying pre-provision profit increased by 20 per cent.

The decline in profit in Singapore and Malaysia was also driven by margin pressure from price competition. Taiwan and Thailand are important growth markets and the improvement in performance in both these markets in 2001 was most encouraging. The integration of the Grindlays acquisition is progressing in line with expectations and underlying results in India and MESA were satisfactory. In Africa profit has fallen as a result of lower margins on the liability led consumer business. The decline in profit in the UK and Americas reflected the sale of Chartered Trust in 2000.

Consumer Banking continued

Overall growth in Consumer Banking revenue was eight per cent and underlying growth was four per cent. An analysis of revenue by product is set out below:

Revenue by Product

	2001 $million	2000 $million
Cards/Personal Loans	**991**	624
Wealth Management/Deposits	**774**	626
Mortgages and Auto Finance	**407**	748
Other	**68**	73
	2,240	2,071

The Cards business continued to progress strongly with market share gains being achieved in most countries and margins remaining strong. Hong Kong accounts for 40 per cent of the business, but India, Taiwan and a number of other markets are gaining importance. Excluding Chase HK, organic growth in revenues arising from Cards and Personal Loans was 31 per cent.

In Wealth Management the Group made steady progress despite the lower prevailing interest rates impacting deposit revenues. The condition of the equity markets held back growth in unit trust distribution. However assets under management still grew by more than 30 per cent. Bancassurance and retail foreign exchange also grew strongly.

The disposal of Chartered Trust accounts for $186 million reduction in revenues from Mortgages and Auto Finance and price competition a further $120 million.

Total costs in Consumer Banking have grown by twelve per cent and the underlying costs by ten per cent. The group continues to invest in opportunities for growth, particularly in Cards and Wealth Management.

The increased debt charge in Consumer Banking was partly driven by higher volumes; outstandings increased by nine per cent. However the principal reason was the rapid growth in personal bankruptcies in Hong Kong in the second half of 2001.

Wholesale Banking

Wholesale Banking is being repositioned to provide greater focus on where the Group can provide added value products and services to customers with appropriate returns on the capital employed. In 2001 operating profit was up by 13 per cent and reflects a very strong performance from Global Markets. The following table provides an analysis of operating profit by geographic segment:

	Asia Pacific								
Year ended 31 December 2001	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
Revenue	**410**	**194**	**100**	**324**	**168**	**261**	**225**	**542**	**2,224**
Costs	**(205)**	**(110)**	**(54)**	**(233)**	**(77)**	**(99)**	**(104)**	**(309)**	**(1,191)**
Charge for debts	**(31)**	**(34)**	**(119)**	**(51)**	**(8)**	**(24)**	**(10)**	**(124)**	**(401)**
Operating profit	**174**	**50**	**(73)**	**40**	**83**	**138**	**111**	**109**	**632**

	Asia Pacific								
Year ended 31 December 2000	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
Revenue	360	200	121	338	141	174	209	476	2,019
Costs	(178)	(93)	(50)	(268)	(54)	(88)	(96)	(346)	(1,173)
Charge for debts	(49)	(14)	(21)	(37)	(11)	(16)	(48)	(92)	(288)
Operating profit	133	93	50	33	76	70	65	38	558

Wholesale Banking in Hong Kong achieved strong growth in profitability, offsetting weakness in trade finance with good performance in other areas. The weaker profits elsewhere in Asia were caused by the recessionary conditions in Singapore and difficult trading conditions throughout the region. The performance in Malaysia, in particular, was very disappointing. The heavy impact on export volumes of the US slowdown and the effect into the wider economy led to a high level of new provisioning. The business in India, MESA and Africa progressed well. The strong performance in the Americas and UK was driven by Global Markets.

Overall growth in Wholesale Banking revenue was ten per cent and underlying growth was six per cent. An analysis of revenue by product is set out below:

Revenue by Product

	2001 $million	2000 $million
Trade and Lending	**880**	987
Global Markets	**924**	588
Cash Management	**355**	354
Custody	**65**	90
	2,224	2,019

The major declines in export volumes in the Group's principal markets had a direct impact on trade revenues and loan demand generally was also weak. In addition, the Group has taken proactive action to cut lending lines that were not generating appropriate returns.

Global Markets had a strong year. This, in part, was due to the Group correctly positioning its book to take advantage of falling interest rates; revenues from assets and liability management rose by more than $200 million. However, the Group has also been successful in driving sustainable customer driven earnings through its treasury and debt capital markets activities. As a result, dealing income rose by 25 per cent.

The performance from Cash Management was satisfactory. Lower interest rates had a negative impact on earnings from interest free balances, but this was offset through higher transaction volume. Custody revenue was down, driven by the level and activity of equity markets, although the Group continues to maintain strong market positions.

The cost base of Wholesale Banking was tightly controlled in 2001 with an increase of just 1.5 per cent. This reflects the benefits of restructuring.

The major driver of the increased debt charge in Wholesale Banking was Malaysia where the charge rose $98 million. The portfolio was adversely impacted by the fall in exports to the US and the knock on impact that that had on the Malaysian economy and equity markets. The portfolio in the Americas also deteriorated because of the difficult economic conditions. The Group took provisions of $50 million against one corporate customer and Argentina.

Risk

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk arise directly through the Group's commercial activities whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of the Group's risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Ultimate responsibility for the effective management of risk rests with the Group's Board of Directors who control and manage through the Audit and Risk Committee. The Audit and Risk Committee reviews specific risk areas, such as country risk exposures, large credit exposures, market and liquidity limits. It also guides and monitors the activities of the Group Asset and Liability Committee and the Group Risk Committee.

All of the Group's Executive Directors and the Head of Group Risk are members of the Group Risk Committee which is chaired by the Group Executive Director for Risk ('GEDRisk'). This committee has responsibility for determining the Group Risk appetite, monitoring and controlling Group risk exposure, setting Group standards and policies for risk measurement and management and also delegating authorities and responsibilities to various sub-committees.

Group Risk, which reports directly to the GEDRisk, is an independent unit which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs credit committee and delegates credit authorities subject to oversight;
- validates risk models.

Individual Group Executive Directors are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the Group Risk Committee across all business activity;
- managing risk in line with the appetite levels agreed by the Group Risk Committee; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The GEDRisk through Group Risk and Group Audit provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties, and portfolios on the banking and trading books.

Clear responsibility for Credit risk is delegated from the Board to the Group Risk Committee. Policies for managing credit risk are determined by the Group Risk Committee which also delegates credit authorities through the GEDRisk and Head of Group Risk to independent Risk Officers at the Wholesale Banking and Consumer Banking business levels. Specific procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are aligned with the businesses to maximise the efficiency of decision making, but have an independent reporting line into the Group Risk function.

Within the Wholesale Banking business, credit analysis includes review of facility detail, credit grade determination and financial spreading/ratio analysis. There is a clear segregation of duties with loan applications being prepared by different people to those who approve. Significant exposures are reviewed and approved centrally through a Group Credit Committee. This group receives its authority and delegated responsibilities from the Group Risk Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing, portfolio diversification and overall asset quality within the requirements of Group policies and the business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

The following table sets out an analysis of the Group's net loans and advances as at 31 December 2001 and 31 December 2000 by the principal category of borrower's business or industry and/or geograhical distribution:

	Asia Pacific								
At 31 December 2001	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans to Individuals									
Mortgages	12,560	3,005	1,784	698	142	38	16	506	18,749
Other	3,368	1,172	519	1,111	721	1,462	155	158	8,666
Consumer Banking	15,928	4,177	2,303	1,809	863	1,500	171	664	27,415
Loans to Governments	–	–	309	19	5	12	1	576	922
Agriculture, forestry and fishing	8	16	69	64	103	16	80	281	637
Mining and quarrying	–	2	28	35	15	139	32	726	977
Manufacturing	1,005	510	277	2,261	553	1,037	288	2,410	8,341
Electricity, gas and water	318	34	28	188	80	29	40	248	965
Construction	56	57	40	39	22	104	16	68	402
Commerce	936	554	223	605	45	703	245	928	4,239
Transport, storage and communication	313	247	75	88	103	192	38	1,173	2,229
Financing, insurance and business services	1,836	558	309	532	124	312	40	1,468	5,179
Other	745	673	44	202	10	73	18	402	2,167
Wholesale Banking	5,217	2,651	1,402	4,033	1,060	2,617	798	8,280	26,058
General provisions								(468)	(468)
Total loans and advances to customers	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Total loans and advances to banks	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578

At 31 December 2000	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
	Asia Pacific								
Loans to Individuals									
Mortgages	12,088	2,829	1,730	458	119	46	18	448	17,736
Other	3,178	877	118	1,106	638	1,208	128	121	7,374
Consumer Banking	15,266	3,706	1,848	1,564	757	1,254	146	569	25,110
Loans to Governments	–	58	755	34	5	11	4	358	1,225
Agriculture, forestry and fishing	13	59	90	79	19	15	95	225	595
Mining and quarrying	–	2	19	52	1	41	71	370	556
Manufacturing	1,070	397	420	1,953	701	1,193	346	1,794	7,874
Electricity, gas and water	250	45	108	202	55	21	33	215	929
Construction	72	46	58	67	26	105	17	46	437
Commerce	1,187	773	249	612	27	947	238	2,390	6,423
Transport, storage and communication	516	337	136	244	39	125	63	1,099	2,559
Financing, insurance and business services	1,625	529	360	666	95	367	21	1,345	5,008
Other	616	342	48	31	35	183	37	342	1,634
Wholesale Banking	5,349	2,588	2,243	3,940	1,003	3,008	925	8,184	27,240
General provisions								(468)	(468)
Total loans and advances to customers	20,615	6,294	4,091	5,504	1,760	4,262	1,071	8,285	51,882
Total loans and advances to banks	2,122	3,390	414	3,089	393	1,308	198	12,845	23,759

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits. In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on due date. Accounts which are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due (see note 19 on page 64 for a breakdown of the non-performing portfolio).

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset;
- Autoloans: repossessed are written down to forced sale value and to zero if not disposed of within six months; non-repossessed are written down to 50 per cent at 90 days past due and written off at 180 days past due.
- Credit cards: a charge off is made for all balances which are 150 days past due;
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due;
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then revalued periodically until disposal.

Consumer Banking continued

The following table sets out the non-performing portfolio in Consumer Banking:

At 31 December 2001	Asia Pacific Hong Kong $million	Asia Pacific Singapore $million	Asia Pacific Malaysia $million	Asia Pacific Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	**164**	**115**	**168**	**126**	**39**	**78**	**18**	**21**	**729**
Specific provisions for bad and doubtful debts	**(70)**	**(15)**	**(20)**	**(24)**	**(11)**	**(52)**	**(5)**	**(13)**	**(210)**
Interest in suspense	**–**	**(2)**	**(20)**	**(8)**	**(6)**	**(15)**	**(7)**	**–**	**(58)**
Net non-performing loans and advances	**94**	**98**	**128**	**94**	**22**	**11**	**6**	**8**	**461**

At 31 December 2000	Asia Pacific Hong Kong $million	Asia Pacific Singapore $million	Asia Pacific Malaysia $million	Asia Pacific Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	84	62	151	110	50	64	17	2	540
Specific provisions for bad and doubtful debts	(41)	(17)	(21)	(22)	(30)	(45)	(6)	–	(182)
Interest in suspense	–	(3)	(18)	(6)	(5)	(5)	(5)	–	(42)
Net non-performing loans and advances	43	42	112	82	15	14	6	2	316

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans at net at risk two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

The following table sets out the non-performing portfolio in Wholesale Banking:

At 31 December 2001	Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances									
– Gross non-performing	**252**	**120**	**275**	**905**	**43**	**284**	**87**	**498**	**2,464**
Specific provisions for									
bad and doubtful debts	**(60)**	**(36)**	**(126)**	**(122)**	**(29)**	**(121)**	**(47)**	**(200)**	**(741)**
Interest in suspense	**(18)**	**(11)**	**(23)**	**(14)**	**(10)**	**(33)**	**(29)**	**(29)**	**(167)**
Net non-performing									
loans and advances	**174**	**73**	**126**	**769**	**4**	**130**	**11**	**269**	**1,556**

Included in Other Asia Pacific are net non-performing loans of $684 million (2000: $724 million) in Standard Chartered Nakornthon Bank ('SCNB') which are subject to a loan management agreement with a Thai Government agency. Refer to note 19 on page 64.

At 31 December 2000	Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances									
– Gross non-performing	565	215	184	1,067	48	302	93	339	2,813
Specific provisions for									
bad and doubtful debts	(186)	(73)	(50)	(270)	(23)	(164)	(46)	(152)	(964)
Interest in suspense	(91)	(33)	(24)	(38)	(8)	(44)	(28)	(14)	(280)
Net non-performing									
loans and advances	288	109	110	759	17	94	19	173	1569

Group

The following table sets out the movements in the Group's total specific provisions:

Year ended 31 December 2001	Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Provisions held at 1 January 2001	**227**	**90**	**71**	**292**	**53**	**209**	**52**	**152**	**1,146**
Exchange translation differences	**(3)**	**(2)**	**–**	**6**	**(1)**	**(2)**	**(5)**	**(5)**	**(12)**
Amounts written off	**(359)**	**(96)**	**(64)**	**(230)**	**(54)**	**(106)**	**(9)**	**(83)**	**(1,001)**
Recoveries of amounts previously written off	**8**	**7**	**11**	**10**	**8**	**1**	**1**	**5**	**51**
Other	**–**	**–**	**(2)**	**(18)**	**7**	**32**	**–**	**16**	**35**
New provisions	**318**	**71**	**154**	**140**	**68**	**66**	**20**	**157**	**994**
Recoveries/provisions no longer required	**(61)**	**(19)**	**(24)**	**(54)**	**(41)**	**(27)**	**(7)**	**(29)**	**(262)**
Net charge against profit	**257**	**52**	**130**	**86**	**27**	**39**	**13**	**128**	**732**
Provisions held at 31 December 2001	**130**	**51**	**146**	**146**	**40**	**173**	**52**	**213**	**951**

Group continued

Year ended 31 December 2000	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
	Asia Pacific								
Provisions held at 1 January 2000	329	133	109	479	32	110	14	313	1,519
Exchange translation differences	(2)	(3)	(1)	(14)	(3)	3	(6)	(1)	(27)
Amounts written off	(252)	(63)	(73)	(292)	(52)	(68)	(7)	(198)	(1,005)
Recoveries of amounts previously written off	7	5	11	14	5	2	1	7	52
Business acquisitions	9	–	–	–	40	116	–	–	165
Business disposals	–	–	–	–	–	–	–	(68)	(68)
Other	10	–	–	45	1	18	–	(26)	48
New provisions	170	43	50	131	53	37	56	165	705
Recoveries/provisions no longer required	(44)	(25)	(25)	(71)	(23)	(9)	(6)	(40)	(243)
Net charge against profit	126	18	25	60	30	28	50	125	462
Provisions held at 31 December 2000	227	90	71	292	53	209	52	152	1,146

Of the amounts written off and the recoveries of amounts previously written off:

	2001 $million	2000 $million
Covered by specific provisions	**817**	923
Not covered by specific provisions	**184**	82
Recoveries of loans previously written off	**(51)**	(52)
	950	953

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 45 per cent (2000: 55 per cent) of total non-performing lending to customers.

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. If lending and provisions are adjusted for the cumulative amounts written down, the effective cover is 67 per cent (2000: 69 per cent).

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- the sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency or cross-border contractual obligations; and/or
- a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

The Group Risk Committee approves country risk policy and procedures and delegates the setting and management of country limits to the Head of Group Risk.

The businesses and country chief executive officers manage exposures within these set limits and policies. Countries designated as higher risk are subject to increased central monitoring.

The following table shows the Group's cross border assets, including acceptances, where they exceed one per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

2001	**Public sector $million**	**Banks $million**	**Other $million**	**Total $million**
USA	**1,637**	**1,330**	**1,750**	**4,717**
Germany	**–**	**3,546**	**119**	**3,665**
Hong Kong	**8**	**167**	**1,685**	**1,860**
Singapore	**25**	**310**	**1,485**	**1,820**
Korea	**5**	**1,214**	**203**	**1,422**
France	**–**	**1,281**	**409**	**1,690**
Italy	**396**	**1,047**	**239**	**1,682**

				2000
	Public sector $million	Banks $million	Other $million	Total $million
USA	643	1,583	696	2,922
Germany	–	2,408	13	2,421
Hong Kong	12	81	1,921	2,014
Singapore	4	672	1,070	1,746
Korea	97	1,349	112	1,558
France	3	857	665	1,525
Italy	194	1,243	32	1,469
Japan	–	1,027	57	1,084
Australia	122	877	69	1,068

Market Risk

The Group recognises market risk as the exposure created by the potential changes in market prices and rates.

Market Risk is managed through the Group Risk Committee, which agrees policies and procedures and levels of risk appetite in terms of Value at Risk (VaR). Limits are then proposed by the business within the terms of agreed policy. These are agreed and monitored by Group Risk and an independent risk management function within the business. Policies cover the trading book of the Group and also the interest rate risks within the non-trading books.

In addition to monitoring limits set, independent stress testing of portfolios is performed by the risk management function and additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Risk models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting.

Value at Risk

The Group measures the impact of market price and rate risk using VaR models. These are described in more detail in note 51 to the accounts.

The total VaR for market risks in the Group's trading book as at 31 December 2001 was $3.5 million compared to $5.8 million at 31 December 2000. Of this total $2.1 million related to interest rate risk and $1.5 million to exchange rate risk. The corresponding figures as at 31 December 2000 were $3.6 million and $2.4 million respectively.

The Group has no significant trading exposure to equity or commodity price risk. No offsets are allowed between exchange rate and interest rate exposures when VaR limits are set. The average VaR in the trading book during the year was $5.1 million (2000: $4.7 million) with a maximum exposure of $9.5 million (2000: $8.5 million). The average level of risk was higher in 2001 than the prior year due to interest rate risk resulting from increased trading in fixed income products.

In addition to the close supervision of trading activities by senior management, there are limits on the size of positions and concentration of instruments as well as stress testing of risk exposures. The Group regularly stress tests its aggregate risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible, thus augmenting the VaR measurement technique and the management of market risk.

VaR for interest rate risk in the non-trading books of the Group totalled $11.6 million at 31 December 2001, compared to $5.7 million a year earlier. The difference arises from an increase in exposure to interest rate risk in the longer dated maturities.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive together with an estimate for the potential change in the value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 46 and 47 to the accounts.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Please refer to note 51 to the accounts on page 88 for further information on Risk.

Liquidity Risk
The Group defines Liquidity Risk as the risk that funds will not be available to meet liabilities as they fall due.

Liquidity Risk is managed through the Group Asset and Liability Committee (GALCO). This committee, chaired by the Finance Director and with authority derived from the board, is responsible for both statutory and prudential liquidity. These are managed through the provision of policies and procedures that are co-ordinated by regional and local asset and liability committees.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium term funding requirements.

At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

The GALCO also manages the structural foreign exchange and interest rate exposures that arise within the Group. Polices and terms of reference are set within which Group Corporate Treasury manage these exposures on a day to day basis.

Policies and guidelines for the setting and maintenance of capital ratio levels also originate from the GALCO. Responsibilities are delegated through the regional and local asset and liability committees to the relevant businesses. Ratios are monitored centrally by Group Corporate Treasury.

Operational and Other Risks
Operational Risk is the risk of direct or indirect loss due to an event or action causing the failure of technology, processes, infrastructure, personnel and other risks having operational risk impact.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. The Group Operational Risk function provides reports to the Group Risk Committee and the Audit and Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. In every country, a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their Operational Risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees and the Group Risk Committee.

Other Risks recognised by the Group include Business, Legal, Regulatory and Reputational risks.

Business Risk, the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment, is managed through the Group's management processes. Regular reviews of the performance of Group businesses by Group Executive Directors are used to assess business risks and agree management action. The reviews incorporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Regulatory Risk is the risk of non-compliance with regulatory requirements in a country in which the Group operates. Regulatory Risk is managed through the Group Risk Committee which ensures that the control environment of the Group incorporates procedures that minimise this risk.

Reputational Risk is defined as the risk that any action taken by the Group or its employees creates a negative perception in the external market place. This includes the Group's and/or its customers' impact on the environment. The Group Risk Committee examines issues that are considered to have reputational repercussions for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities for the management of legal/regulatory and reputational risk to the business through business risk committees.

Independent Monitoring
Group Audit is an independent group that reports directly to the GEDRisk and the Audit and Risk Committee. Group Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Hedging Policies
Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation. Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same rate movements.

Capital
Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base with a Tier 1 ratio in the range of seven per cent to nine per cent.

	2001 $million	2000 $million
Tier 1 capital	**6,092**	4,531
Tier 2 capital	**4,994**	4,531
	11,086	9,062
Less supervisory adjustments	**(19)**	(34)
Adjusted capital base	**11,067**	9,028
Risk weighted assets	**53,825**	50,485
Risk weighted contingents	**15,517**	13,981
Total risk weighted assets and contingents	**69,342**	64,466

Capital ratios	2001 %	2000 %
Tier 1 capital	**8.8**	7.0
Total capital	**16.0**	14.0

	2001 $million	2000 $million
Shareholders' funds		
Equity	**6,123**	6,055
Non Equity	**1,259**	298
	7,382	6,353
Post tax returns on equity (normalised)	**12.3%**	13.8%

Under the terms of the share conversion on 18 January 2001, each shareholder of Standard Chartered PLC received one new ordinary share of $0.50 for each ordinary share of £0.25 that they held before the conversion. The ordinary shares of £0.25 each have been cancelled and share certificates for those shares are no longer valid.

On 26 June 2001 the Company issued one million Non-cumulative Preference Shares with a nominal value of $5 at a price of $1,000 per Preference Share. The Preference Shares rank pari passu inter se with the existing preference shares and in priority to the ordinary shares. Subject to certain conditions, all or part of the Preference Shares may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

On 11 May 2001 the Group issued £300 million of 8.103 per cent Step up Callable Perpetual Preferred Securities. The Preferred Securities are redeemable at the option of Standard Chartered Bank on 11 May 2016 or on any subsequent coupon payment date at their principal amount together with any outstanding payments.

On 30 May 2001 the Group issued $700 million of 8.0 per cent subordinated notes due 2031. The notes were issued at a discount which will be amortised over the life of the notes (30 years).

$200 million subordinated floating rate notes due 2006 were redeemed by Standard Chartered Bank on 26 December 2001 (the 'Redemption date') pursuant to the Terms and Conditions of the Notes. The Notes were redeemed at 100 per cent of their principal amount together with accrued interest to the Redemption date.

Efficiency Programme

In August 2000 the Group announced an efficiency programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress has been made to date. The total cost saves were higher, implementation spend lower, and the net cost benefit was over $100 million better than originally forecast.

Headcount reductions are on track to meet the target set.

	Achieved at end of 2001		Original target over three years	
	Headcount reduction	Headcount addition	Headcount reduction	Headcount addition
Centralising of processing and support operations	**817**	**390**	2,000	1,000
Operational efficiencies	**2,375**	**–**	2,100	–
Integration of acquisitions	**2,096**	**–**	2,100	–
	5,288	**390**	6,200	1,000

	Achieved					Target
	2001	2001		2002		2003
Cost synergies			Old	New	Old	New
Centralising of processing and support operations	**19**	29	64	64	93	100
Operational efficiencies	**60**	29	64	80	79	90
Integration of acquisitions	**70**	50	86	100	103	115
	149	108	214	244	275	305
Investment spend	**(93)**	(167)	(132)	(114)	(116)	(136)
Net Cost Benefit	**56**	(59)	82	130	159	169

A more conservative approach to the phasing of migration of operations to the hubs has been taken resulting in lower synergies from the centralisation programme in 2001. However the expected implementation spend to fully roll out this project has also come down, particularly in the areas of systems development and technical infrastructure.

The scope of the operational restructuring was extended and accelerated following the events of 11 September. Through this, operational efficiencies twice the level originally expected have been achieved. The acquisition integration programmes have been effectively managed and the cost synergies driven through these programmes in 2001 are also well ahead of target.

The Group expects to exceed the total targeted net benefits of the efficiency programme by over 20 per cent over the next two years through a combination of both higher cost savings and a 17 per cent reduction in implementation spend.

Board of Directors



Sir Patrick John Gillam
Chairman
Appointed to the Board on 1 August 1988 and became Chairman on 6 May 1993. He is Chairman of Royal & Sun Alliance Insurance Group plc. He is a member of the Court of Governors and an Honorary Fellow of the London School of Economics and Political Science. Age 68.



The Rt Hon Lord Stewartby RD*
Deputy Chairman
Appointed to the Board on 1 January 1990. He is Chairman of The Throgmorton Trust PLC, Deputy Chairman of Amlin plc and a non-executive director of other companies. He was formerly a member of the Financial Services Authority. Age 66.



Evan Mervyn Davies
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Formerly executive director responsible for North East Asia and for technology and operations globally, he retains corporate governance responsibility for Hong Kong, China and Taiwan and is a member of Hong Kong's Exchange Fund Advisory Committee. Age 49.



Michael Bernard DeNoma
Appointed to the Board on 12 May 2000. He is responsible for consumer banking worldwide and for corporate governance in Thailand, Indonesia, Philippines and Brunei. He is based in Singapore. Age 45.



Christopher Avedis Keljik
Appointed to the Board on 7 May 1999. He is responsible for Africa, Middle East and South Asia, risk management, audit, special assets management and corporate affairs. He is also on the Visa International Asia Pacific Regional Board of Directors. Age 53.



Peter Nigel Kenny
Appointed to the Board on 7 October 1999. He is responsible for finance, including corporate treasury and taxation, for strategic projects and for corporate governance in the United Kingdom. Age 53.



Kaikhushru Shiavax Nargolwala
Appointed to the Board on 7 May 1999. He is responsible for the wholesale bank business worldwide and for corporate governance in the Americas, Singapore, Malaysia, India, Australia, Japan, South Korea and Indo China. He is based in Singapore. Age 51.

Audit and Risk Committee
Lord Stewartby (Chairman)
Keith Mackrell
Rudy Markham
Hugh Norton
Sir Ralph Robins

Board Remuneration Committee
Cob Stenham (Chairman)
Barry Clare
Ho KwonPing
Keith Mackrell
Hugh Norton
Sir Ralph Robins
Lord Stewartby

The Board Remuneration Committee acts as the Board's Nomination Committee.

* Independent non-executive director
† Non-executive director



Ronnie ChiChung Chan*
Appointed to the Board on 5 May 1994. He is Chairman of the Hang Lung Group and its subsidiaries, Hang Lung Properties Limited and Grand Hotel Holdings Limited. He is based in Hong Kong. Age 52.



Sir CK Chow*
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of Brambles Industries plc and Brambles Industries Limited. He is a Fellow of both the Royal Academy of Engineering and the Institute of Chemical Engineering. He is also a governor of The London Business School. Age 51.



Barry Clare*
Appointed to the Board on 31 July 2000. He is an executive director of the Boots Company PLC. Age 48.



Ho KwonPing*
Appointed to the Board on 22 October 1996. He is Chairman of the Wah-Chang Group. Mr Ho is also Chairman of Banyan Tree Holdings Pte Ltd, Singapore Management University and Co-Chairman of the Thailand-Singapore Business Council. He is based in Singapore. Age 49.



Keith Ashley Victor Mackrell*
Appointed to the Board on 1 October 1991. He is Chairman of Enterprise LSE, Deputy Chairman of BG Group plc and a non-executive director of Dresdner RCM Emerging Markets Trust PLC and Govett Asia Recovery Trust PLC. Age 69.



Rudolph Harold Peter Markham*
Appointed to the Board on 19 February 2001. He is Finance Director of Unilever PLC and Unilever NV. Age 55.



David George Moir CBE†
Appointed to the Board on 1 January 1993 as an executive director. He retired as an executive director on 18 March 2000, but remains as a non-executive director. He is a non-executive director of Finesse Alliance International PVT Ltd. He also sits on the Board of Pengurusan Danaharta Nasional Berhad. Age 61.



Hugh Edward Norton*
Appointed to the Board on 7 August 1995. He is a non-executive director of Inchcape plc. He is also a member of the Chancellor's Court of Benefactors, Oxford University. Age 65.



Sir Ralph Harry Robins*
Appointed to the Board on 1 October 1988. He is executive Chairman of Rolls-Royce plc and non-executive Chairman of Cable and Wireless plc. He is a non-executive director of Schroders plc, Chairman of the Defence Industries Council and a former President of the Society of British Aerospace Companies. Age 69.



Anthony William Paul Stenham*
Appointed to the Board on 1 October 1991. He is Chairman of TeleWest Communications plc, Whatsonwhen plc and IFonline Group plc, and a non-executive director of Jarrold and Sons Ltd and Altnamara Shipping Plc. He is also an advisory director of The Management Consulting Group plc and a senior industrial advisor to the Office of Water Services in the UK. Age 70.

Report of the Directors

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2001.

Activities

The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 2 and 3 and the Group Chief Executive's Review on pages 6 to 12 contain a review of the business of the Group during 2001, of recent events and of likely future developments.

Results

The results for the year are set out in the consolidated profit and loss account on page 49.

Share Capital

During the year 3,838,177 ordinary shares were issued under the Company's share option schemes at prices from 175.375 pence to 888 pence.

Under the terms of the share conversion on 18 January 2001, each shareholder of Standard Chartered PLC received one new ordinary share of US$0.50 for each ordinary share of 25 pence that they held before the conversion. The ordinary shares of 25 pence each have been cancelled and share certificates for these shares are no longer valid.

At the AGM 2001 the shareholders authorised the Company to buy back up to 12,792,838 of the Company's ordinary shares on the stock market. This was approximately ten per cent of the Company's issued ordinary share capital at the time. The Company did not purchase any of its own shares during 2001 and the directors would only use this authority if they considered that the purchase would benefit the Company and shareholders. The directors have no immediate plans to make any purchase under this authority.

Dividends

The directors recommend the payment of a final dividend of 29.10 cents per ordinary share to be paid on 17 May 2002 to shareholders on the register on 1 March 2002. The interim dividend of 12.82 cents per ordinary share was paid on 12 October 2001, making a total of 41.92 cents for the year.

The shareholders will again be offered the choice to receive their cash dividends in sterling or US dollars and it is intended that the share dividend alternative to the cash dividend will be offered during 2002.

Substantial Shareholdings

As at 20 February 2002, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Tan Sri Khoo Teck Puat	157,329,714	13.91
Prudential plc	40,626,893	3.59

Loan Capital

Details of the loan capital of the Company and its subsidiaries are set out in note 35 to the accounts.

Fixed Assets

Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 24 and 25 to the accounts.

Directors

The directors of the Company at the date of this report are listed on pages 36 and 37.

All of the directors, with the exception of Mr R H P Markham, held office throughout the year. Mr Markham was appointed as a non-executive director on 19 February 2001. Mr C N A Castleman, having reached normal retirement age, resigned as a director on 31 July 2001. Mr G S Talwar resigned as Group Chief Executive on 28 November 2001. Mr E M Davies was appointed as Group Chief Executive on 28 November 2001.

Sir CK Chow, Mr Ho KwonPing, Mr C A Keljik and Sir Ralph Robins retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association.

Mr A W P Stenham reached the age of 70 on 28 January 2002, and in accordance with the Companies Act 1985 he is vacating office at this year's AGM. Special provisions apply to the reappointment of a director once he has reached the age of 70. The Company has received special notice in accordance with section 293 of the Companies Act 1985 to propose the reappointment of Mr Stenham as a director. The Board is supporting this resolution because it considers that Mr Stenham brings a wealth of knowledge and experience to its business deliberations. His knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Mr Keljik has a service contract with a notice period of one year, except in the year following a change of control of the Group when his notice period would be two years. Sir CK Chow, Mr Ho KwonPing, Sir Ralph Robins and Mr Stenham are non-executive directors and do not have service contracts.

Directors' Interests
The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2001 are shown in the remuneration report on pages 42 to 47.

Employees
The Group employs some 28,900 staff in 50 countries. The average number of people employed by the Group in the United Kingdom during the year was 1,336 and their total remuneration for the year was $156 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's sharesave schemes. This encourages their contribution to the Group's performance. Further details of the schemes are given in note 37 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom of providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary.

Areas of Operation
The Group has over 540 offices, as shown on pages 94 and 95.

Creditor Payment Policy
Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding at 31 December 2001. For Standard Chartered Group's operations in the United Kingdom, there were 8 days' purchases outstanding at 31 December 2001.

Community Investment
The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2001, the Group gave $3.8 million to fund work of non-governmental organisations (of which $0.45 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found on pages 20 to 23.

Environmental Policy
The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly; by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily; and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at www.standardchartered.com/ourbeliefs.

Corporate Governance
A report on corporate governance is included on pages 40 and 41.

Auditors
A resolution will be proposed at the AGM to reappoint KPMG Audit Plc as auditors of the Company.

Annual General Meeting
The Company's AGM will be held at 12 noon on Thursday 2 May 2002 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

By order of the Board

G A Bentley, Group Secretary
20 February 2002

Corporate Governance

Corporate governance deals with the way companies are led and managed, the role of the board of directors and a framework of internal controls. This report has been prepared in accordance with the Principles of Good Governance and Code of Best Practice (the Combined Code) which form part of the listing rules of the UK Listing Authority. It explains how the Company has applied these principles.

The Board of Standard Chartered PLC is responsible for ensuring proper standards of governance are maintained and for accounting to shareholders. The directors confirm that the Company has complied with the provisions of the Combined Code and has done so throughout the financial year, with the exception of executive directors' notice periods as detailed on page 42 and the reappointment of non-executive directors for specific terms. Following a review of the reappointment arrangements of non-executive directors for specific terms, it is anticipated that this matter will be addressed during 2002.

Directors

The full Board meets regularly, at least eight times a year, and has a formal schedule of matters reserved for it. Two meetings a year are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers and government officials.

The directors are given appropriate and timely information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives information about the Group and is advised of the legal, regulatory and other obligations of a director of a listed company. Directors may take independent professional advice at the Company's expense, in appropriate circumstances. All of the directors have access to the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The removal of the Company Secretary would be a matter for the whole Board.

The roles of Chairman and Group Chief Executive are separate. The Board is made up of six executive directors and eleven non-executive directors. Lord Stewartby is the senior non-executive director and the Deputy Chairman of the Board. The Board considers that all of the non-executive directors, with the exception of David Moir, are independent. Mr Moir served as an executive director of the Company from January 1993 until March 2000.

All directors are subject to periodic reappointment in accordance with the Company's articles of association. All non-executive directors are initially appointed for a specific term.

The Board has appointed two committees of non-executive directors with specific delegated authorities; the Remuneration Committee and the Audit and Risk Committee.

Directors' Remuneration

The Remuneration Committee determines the pay and benefits of the executive directors, including the Chairman. It consists exclusively of non-executive directors. The remuneration of all directors is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

The Remuneration Committee also acts as the Board's Nomination Committee to consider the appointment of new directors, before seeking the final approval of the whole Board.

A statement of the Company's remuneration policy for directors is included in the report on directors' remuneration on pages 42 to 47.

Accountability and Audit

The Audit and Risk Committee is chaired by Lord Stewartby and comprises four other non-executive directors. The Committee receives reports on the findings of internal and external audits and on action taken in response to these. It meets with the Group's auditors when appropriate and reviews the scope, findings and cost effectiveness of the audit and the independence and objectivity of the external auditors. It also considers changes to the Group's accounting policies and examines the annual and interim financial statements before the Board approves them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board. In addition, the Committee regularly reviews and reports to the Board on the effectiveness of the Group's system of internal control and risk management processes.

Going Concern

The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control

The Board attaches great importance to maintaining a strong control environment. The 'Turnbull' Working Party has provided directors with Guidance on the Combined Code's requirements in relation to internal control. The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group that has been in place for the financial year under review, and up to the date of approval of this annual report and accounts. This process is regularly reviewed by the Board and is in line with the Turnbull guidance.

The Board has a collective responsibility for the establishment, maintenance and review of a system of internal control that provides reasonable assurance of effective and efficient operations, internal financial control, and compliance with laws and regulations. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss.

The Group's system of internal control is reviewed regularly by the Board, its Committees, Group management and Group Audit. The work of Group Audit includes an assessment of the risks and the status of the internal control environment in each operating unit and its findings are reported to senior management responsible for the area audited. The findings of all adverse audits are reported to the Group Chief Executive and require immediate action. Group Audit also reports regularly to the Chairman and to the Audit and Risk Committee.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2001 and reported to the Board. The review was supported by an annual business self-certification process managed by Group Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

Risk management is essential to the Group's business. The Financial Review on pages 24 to 35 describes the Group's co-ordinated risk management structure. This ensures that there are written policies and procedures to identify and manage risk including operational risk, balance sheet management, market risk and credit risk. Executive risk committees regularly review the Group's risk profile.

The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated.

The business performance of the Group is reported regularly to its management and the Board. Performance trends, forecasts, as well as actual performance against budgets and prior periods are closely monitored. Financial information is prepared using appropriate accounting policies that are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls also include the segregation of duties, the regular reconciliation of accounts and the valuation of assets and positions.

The Board has approved a Group Code of Conduct that sets out the Group's core values relating to the lawful and ethical conduct of business. All employees have a copy of this Code of Conduct and are expected to observe high standards of integrity and fair dealing in relation to customers, staff and regulators in the communities in which the Group operates. This forms part of a Group compliance structure which sets policies and standards for compliance with rules, regulations and the Code of Conduct.

Relations with Shareholders

The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The AGM is used as an opportunity to communicate with all shareholders.

The Combined Code requires companies to post the notice of the AGM to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21 days' notice required by the Companies Act. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the AGM.

Social, Ethical and Environmental Responsibilities

The Board notes the guidelines issued by the ABI in October 2001, on socially responsible investment and reporting on social, ethical and environmental matters (the 'Guidelines'). The Board takes account of the significance of social, ethical and environmental matters to the business of the Company and is currently reviewing the Guidelines with a view to making a statement in the future on its compliance with them.

Report on Directors' Remuneration

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The Board Remuneration Committee (the Committee), is made up exclusively of non-executive directors. The members of the Committee are Mr A W P Stenham (Committee Chairman), Lord Stewartby, Mr B Clare, Mr Ho KwonPing, Mr K A V Mackrell, Mr H E Norton and Sir Ralph Robins.

The Committee has specific terms of reference and meets at least three times a year. It considers and recommends to the Board, the Group's remuneration policy for the Group Chairman, Group Chief Executive and all other executive directors.

Remuneration Policy
The Group's remuneration policy is to:

- ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of shareholders and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain executives of the highest quality (during 2001, over 89 per cent of the Group's trading profit came from operations outside the United Kingdom).

The Committee monitors and compares Group performance against the financial performance of comparator groups of companies and determines the competitiveness of directors' and senior executives' remuneration against that reported for those groups. The comparator groups are made up of financial institutions headquartered in Europe, the United States and Asia, the majority of which have significant operations in the Group's principal markets. For example, the comparator group for the 2001 Performance Share Plan comprises ABN Amro, Bank of America, Bank of East Asia, Barclays, Citigroup, DBS Group, Deutsche Bank, Halifax, HSBC, JP Morgan Chase, Lloyds TSB, Overseas Chinese Banking Corporation, Royal Bank of Scotland and United Overseas Bank ('the Comparator Group').

Remuneration Structure
The remuneration arrangements for the Chairman, Group Chief Executive and the Group's executive directors consist of:

Base Salaries and Benefits
These are reviewed annually by the Committee in relation to latest available market data for the comparator groups referred to above.

A Variable Annual Bonus Award
This is a cash sum payable immediately on award. The maximum annual bonus award is 150 per cent of base salary at the time of the award. 2001 awards were determined by reference to Group performance and individual performance. The criteria for Group performance include earnings per share, total income, absolute costs, bad debts, pre-tax profits and cost to income ratio.

The link to individual performance reflects the Group's culture of pay for performance, with the larger awards being made to the better performers.

Long Term Share Incentives
The Group operates a share incentive programme designed to provide competitive long-term incentives. Details of this programme are given on pages 45 to 47.

Retirement Benefits
All of the executive directors excluding the Chairman, are eligible for post retirement benefits through an executive directors' retirement compensation scheme. This comprises a variety of different arrangements reflecting individual service with the Group, arrangements with previous employers and with external pension providers. Generally, the Group aims to provide a pension of two thirds salary based on at least 20 years of service with the Group at retirement age of 60.

Service Contracts
The executive directors now all have contract periods of one year. It is anticipated that, in the absence of exceptional circumstances, new directors will be given similar contract periods. In the year following a change of control of the Group Mr Davies, Mr DeNoma, Mr Keljik, Mr Kenny and Mr Nargolwala are entitled to two years notice. The Committee will continue to monitor the appropriateness of this policy in the light of market practice to allow the Group to attract and retain executive directors of the highest quality with commensurate experience.

Remuneration of Directors

Director	2001 Salary/fees $000	2001 Bonus $000	2001 Benefits $000	2001 Total $000	2000 Salary/fees $000	2000 Bonus $000	2000 Benefits $000	2000 Total $000
Sir Patrick Gillam	**693**	**698**	**11**	**1,402**	685	855	59	1,599
E M Davies (a)	**588**	**720**	**38**	**1,346**	564	644	35	1,243
M B DeNoma (a)	**529**	**490**	**48**	**1,067**	238	553	27	818
C A Keljik	**529**	**562**	**22**	**1,113**	481	629	23	1,133
P N Kenny	**529**	**432**	**22**	**983**	462	659	21	1,142
K S Nargolwala (a)	**529**	**634**	**19**	**1,182**	500	690	55	1,245
C N A Castleman (b)	**277**	**288**	**14**	**579**	531	659	27	1,217
G S Talwar (a) (c)	**877**	**–**	**33**	**910**	919	1,182	49	2,150
Sub total (executive directors)	**4,551**	**3,824**	**207**	**8,582**	4,380	5,871	296	10,547
Lord Stewartby (d) (e)	**173**	**–**	**–**	**173**	164	–	–	164
R C Chan	**43**	**–**	**–**	**43**	45	–	–	45
Sir CK Chow (f)	**49**	**–**	**–**	**49**	55	–	–	55
B Clare (d)	**44**	**–**	**–**	**44**	18	–	–	18
Ho KwonPing (d)	**44**	**–**	**–**	**44**	45	–	–	45
K A V Mackrell (d) (e)	**60**	**–**	**–**	**60**	67	–	–	67
R H P Markham (e) (g)	**38**	**–**	**–**	**38**	–	–	–	–
D G Moir (h)	**187**	**–**	**–**	**187**	153	–	–	153
H E Norton (d) (e)	**60**	**–**	**–**	**60**	64	–	–	64
Sir Ralph Robins (d) (e)	**60**	**–**	**–**	**60**	64	–	–	64
A W P Stenham (d) (h)	**58**	**–**	**–**	**58**	61	–	–	61
Sub total (non-executive directors)	**816**	**–**	**–**	**816**	736	–	–	736
Expatriate Benefits (a)				**1,774**				1,773
Total	**5,367**	**3,824**	**207**	**11,172**	5,116	5,871	296	13,056

Notes

(a) Expatriate directors carrying out their duties overseas have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. Additional benefits, such as allowances for working overseas or the provision of accommodation are also granted to directors working overseas. For Messrs Davies, DeNoma, Nargolwala and Talwar, these allowances and benefits amounted to $653,532 (2000: $591,522) $296,368 (2000: $166,242) $441,104 (2000: $535,272) $382,856 (2000: $480,255) respectively. Mr Nargolwala's expatriate benefit figure for 2000 has been increased to include taxation payments which were made in 2001 but which related to taxation for 2000.

(b) Mr Castleman retired as an executive director on 30 June 2001 and as a non-executive director on 31 July 2001. During July 2001 Mr Castleman received $14,400 for advisory services and this amount is included in the table above.

(c) Mr Talwar ceased to be a director on 28 November 2001. An appropriate provision for any liability to Mr Talwar has been made in the 2001 accounts.

(d) Member of the Board Remuneration Committee.

(e) Member of the Audit and Risk Committee.

(f) Mr Chow stood down from the Audit and Risk Committee on 1 August 2001.

(g) Mr Markham was appointed as a non-executive director with effect from 19 February 2001.

(h) The fees of the non-executive directors are determined by the executive directors only and are non-pensionable. Basic annual fees are $43,200. The Deputy Chairman, Lord Stewartby, who is also Chairman of the Audit and Risk Committee and a member of the Board Remuneration Committee, receives an annual fee of $172,812 inclusive of Board and Committee fees. Ordinary membership of a Board Committee carries an annual fee of $8,641. The Chairman of the Board Remuneration Committee, Mr Stenham, receives an annual fee of $14,400. Mr Moir received a fee of $144,010 in 2001 (2000: $119,097) for advisory services. These amounts are included in the table above.

Retirement Benefits of Executive Directors

	2001			2000		
	Defined contribution plans: contribution during the year $000	**Defined benefit plan: increase in accrued pension during the year (c) $000**	**Defined benefit plan: total accrued pension at year end† $000**	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year (c) $000	Defined benefit plan: total accrued pension at year end $000
Sir Patrick Gillam	**–**	**–**	**–**	–	–	–
E M Davies	**137**	**3**	**19**	123	3	17
M B DeNoma	**146**	**–**	**–**	67	–	–
C A Keljik	**–**	**58**	**338**	–	76	293
P N Kenny	**172**	**6**	**42**	141	3	38
K S Nargolwala	**143**	**–**	**–**	153	–	–
C N A Castleman	**62**	**1**	**6**	214	3	5
G S Talwar	**398**	**–**	**–**	418	–	–
Total	**1,058**	**68**	**405**	1,116	85	353

† Or at date of resignation.

Notes

(a) The executive directors' retirement compensation scheme comprises defined contribution plans and a defined benefit plan. Defined contribution plans are a combination of an approved scheme, unapproved schemes and salary supplements. The defined benefit plan is provided through the Standard Chartered Pension Fund, which is an approved scheme under which normal retirement age is 60. A spouse's pension of 60 per cent of the member's pension (including any amount exchanged for a cash lump sum at retirement) is payable on death after retirement. On the death of a director, pension benefits are also available to children. Members of the Standard Chartered Pension Fund are entitled to retire early but on a reduced pension equivalent in value to the deferred pension. Guaranteed pension increases are given, equivalent to four per cent per annum (or the increase in the UK Retail Prices Index (RPI) if lower) in respect of pension for service up to 5 April 1997 and five per cent per annum (or the increase in the RPI if lower) for service from 6 April 1997.

(b) The ages of the directors are shown on pages 36 and 37.

(c) The increase in accrued pension is the difference between the accrued pension at the end of 2000 increased by an allowance for inflation of 0.9 per cent (2000: 3.2 per cent) and the accrued pension at the end of 2001.

(d) Amounts paid by the Group in addition to pension fund payments under the pension scheme to former directors or their dependents in respect of post-retirement benefits amounted to $364,034 (2000: $227,070). There were no other post-retirement benefits payments to former directors.

Directors' Interests in Ordinary Shares

	At 31 December 2001††	At 1 January 2001†
Sir Patrick Gillam	**36,713**	16,351
Lord Stewartby (b)	**14,635**	15,428
E M Davies	**41,006**	38,701
R C Chan	**2,242**	2,242
Sir CK Chow	**8,664**	8,664
B Clare	**2,015**	2,015
M B DeNoma	**10,000**	10,000
Ho KwonPing	**2,128**	2,128
C A Keljik	**94,688**	94,688
P N Kenny	**32,641**	30,852
K A V Mackrell	**4,801**	4,801
R H P Markham	**2,000**	–
D G Moir	**110,207**	85,270
K S Nargolwala	**55,000**	45,000
H E Norton	**4,000**	4,000
Sir Ralph Robins	**3,829**	3,829
A W P Stenham	**22,255**	22,255
C N A Castleman	**44,019**	43,964
G S Talwar	**112,999**	92,999

† Or at date of appointment, if later. †† Or at date of resignation.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares. No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary undertaking of the Group.

(b) Lord Stewartby acquired five ordinary shares on 2 January 2002, by way of a reinvested dividend tax credit. There were no other changes

Long-term Share Incentives

		PSP rights/ options at 1 January 2001	PSP rights/ options granted/ awarded during the year	PSP rights/ options exercised (lapsed) during the year	Weighted average exercise price (pence)	Weighted average market price at date of exercise (pence)	Gains on PSP rights/ options exercised during the year £000	PSP rights/ options at 31 December 2001†	Weighted average exercise price as at 31 December 2001† (pence)
Sir Patrick Gillam	(b)	–	48,750	–	–	–	–	48,750	–
	(c)	349,097	156,319	–	–	–	–	505,416	855
	(e)	191,313	–	–	–	–	–	191,313	910
E M Davies	(b)	–	34,500	–	–	–	–	34,500	–
	(c)	249,952	119,733	–	–	–	–	369,685	839
	(d)	1,376	–	–	–	–	–	1,376	704
	(e)	151,966	–	–	–	–	–	151,966	895
M B DeNoma	(b)	–	32,500	–	–	–	–	32,500	–
	(c)	128,499	119,733	–	–	–	–	248,232	888
	(d)	2,397	–	–	–	–	–	2,397	704
	(e)	36,585	–	–	–	–	–	36,585	820
C A Keljik	(b)	–	32,500	–	–	–	–	32,500	–
	(c)	240,425	119,733	–	–	–	–	360,158	821
	(d)	5,164	–	–	–	–	–	5,164	334
	(e)	124,918	–	–	–	–	–	124,918	881
P N Kenny	(b)	–	37,250	–	–	–	–	37,250	–
	(c)	228,961	119,733	–	–	–	–	348,694	753
	(d)	1,339	–	–	–	–	–	1,339	723
	(e)	124,841	–	–	–	–	–	124,841	881
D G Moir	(e)	166,823	–	–	–	–	–	166,823	911
K S Nargolwala	(b)	–	37,250	–	–	–	–	37,250	–
	(c)	211,000	119,733	–	–	–	–	330,733	848
	(e)	125,087	–	–	–	–	–	125,087	857
C N A Castleman	(c)	290,793	119,733	–	–	–	–	410,526	796
	(d)	2,919	–	–	–	–	–	2,919	334
	(e)	149,792	–	–	–	–	–	149,792	908
G S Talwar	(b)	–	59,000	–	–	–	–	59,000	–
	(c)	443,440	216,186	–	–	–	–	659,626	872
	(d)	2,919	–	–	–	–	–	2,919	334
	(e)	253,936	–	–	–	–	–	253,936	906

† Or at date of resignation.

Notes

(a) The only schemes under which, currently, options are granted or awards made to executive directors are the 2001 Performance Share Plan, the 2000 executive share option scheme (the '2000 scheme') and the Group's all employee savings related share option schemes.

(b) **2001 Performance Share Plan**
This Plan operates with the Standard Chartered Employee Share Ownership Trust (the 'Trust') which is managed by an independent corporate trustee. Awards of deferred rights to acquire shares ('PSP rights') are granted at no cost to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier release in certain limited circumstances. The value of shares awarded in any year to any individual may not exceed one times their base salary. To participate in the Plan and before exercising any award, executive directors have to build up, within three years of participating in the Plan, a personal shareholding equivalent to one times base salary (in addition to the shareholding requirement for the 2000 executive share option scheme). The following performance conditions apply to the awards during the year:

First, half of the award is linked to the Company's total shareholder return ('TSR') which will be compared to that of the Comparator Group over a three-year period ending on 31 December 2003. Directors will be allowed to exercise: 20 per cent of this award if the Company's TSR is equal to the median ranking company in the Comparator Group and 50 per cent of the award if TSR is equal to or greater than that of the upper quartile of the Comparator Group. The proportion of the award which may be exercised for TSR ranking between the median and upper quartile of the Comparator Group will be calculated on a straight line basis.

Second, half of the award will be subject to the following earnings per share ('EPS') growth targets applied over the same three year period. Participants will not be able to exercise this award unless the Company's EPS has increased by at least 15 per cent, when they may exercise 20 per cent of the award. They may exercise 50 per cent of their award if the Company's EPS has increased by at least 30 per cent. The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight line basis.

(b) **2001 Performance Share Plan continued**

The Committee may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance as long as the amended condition would be no less demanding to satisfy.

There were no exercises of PSP rights during 2001.

(c) **Executive share options**

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can only be exercised, other than in exceptional circumstances, if the relevant performance targets are satisfied.

The 2000 scheme was introduced in 2000 to replace the Group's existing executive share option schemes. Under the 2000 scheme, one third of an option may be exercised if earnings per share (EPS) increases by UK RPI plus an average of three per cent per year over three years. Another third may be exercised if EPS increases by UK RPI plus an average of four per cent per year over three years and the final third may be exercised if EPS increases by UK RPI plus an average of six per cent per year over three years.

For each third of the options, the target must be achieved for a minimum of three consecutive financial years starting with the financial year immediately before the grant date. If the target is not met the performance period will be extended, one financial year at a time, until the increased target is met or the option lapses (which will be six years after the grant date). With effect from 2001, to ensure a consistent approach linked to the underlying profitability of the business, normalised EPS is used as the base figure rather than headline EPS.

To participate in the scheme, executive directors have to acquire within a two year period from the grant of an option, a personal shareholding equivalent to one times base salary at the date of grant and retain such shareholding until exercise. The maximum value of options which may be granted in any year to any individual is six times base salary with no overall maximum.

During 2001, options over 754,984 shares were granted to the executive directors under the 2000 scheme at an option exercise price of 902 pence per share. No executive share options were exercised by the directors during 2001. The directors' total gains on options exercised during 2000 was $5,168,593.

(d) **Savings related share options**

Savings related share options to purchase ordinary shares in the Company are exercisable at a 20 per cent discount to the share price at the date of grant. Options may be exercised within a period of six months after the third or fifth anniversary of the date of grant, subject to the participant having completed a three year or a five year savings contract. During 2001, no savings related share options were granted to, or exercised by, the executive directors and no options lapsed. The directors' total gains on options exercised during 2000 was $23,627.

(e) **Supplemental share options**

It is anticipated that no future grants will be made under this scheme except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if the share price increases by at least 50 per cent plus RPI and EPS increases by at least 25 per cent plus RPI. In the event of a change of control, the Committee may deem the EPS target to have been met.

(f) **General**

The middle market price of an ordinary share at the close of business on 31 December 2001 was 820 pence. The share price range during 2001 was 1,128 pence to 566 pence per share (based on closing middle market prices).

The number of executive share options granted at exercise prices above 820 pence, the middle market price of the Company's shares on 31 December 2001, and their weighted average exercise price (WAEP) were as follows: Sir Patrick Gillam 374,555 (WAEP 887p); E M Davies 289,202 (WAEP 887p); M B DeNoma 248,232 (WAEP 888p); C A Keljik 269,513 (WAEP 888p); P N Kenny 231,014 (WAEP 888p); K S Nargolwala 282,346 (WAEP 887p); C N A Castleman 236,837 (WAEP 887p); and G S Talwar 578,458 (WAEP 881p).
All of the supplemental share options were granted at 820 pence or above.

Full details of the directors' shares, PSP rights, and options can be found in the Company's register of directors' interests.

The 1995 Restricted Share Scheme (closed)

	Shares released during the year	Total number of shares held in the scheme at 31 December 2001†	Period available for release
Sir Patrick Gillam	20,362	23,725	2002–2004
E M Davies	2,305	1,503	2002–2004
C A Keljik	–	4,078	2002–2004
P N Kenny	1,789	727	2002–2004
C N A Castleman	–	9,011	2002–2004

† Or at date of retirement.

Notes

(a) Directors were previously awarded a proportion of their annual variable bonus under the 1995 restricted share scheme. Awards are no longer made under this scheme.

(b) Shares awarded under the scheme may not normally be released before the third anniversary of the date of award. They may be released in full on or after the fifth anniversary but before the seventh anniversary of the date of award if the individual is still employed by the Group. There is provision for earlier release in certain limited circumstances.

(c) The scheme is administered through the Trust which holds ordinary shares in the Company to meet its obligations under the scheme. Shares are released from the Trust at the sole discretion of the trustee. No awards lapsed during the year.

(d) The awards to individual directors are subject to the rules of the scheme. There is no current intention to amend the allocation of shares from that disclosed above. Nevertheless, because they are within the class of beneficiaries of the Trust, each participating director is deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the Trust. As at 31 December 2001, the Trust's total holding was 3,411,218 ordinary shares and as at 1 January 2001 the Trust's holding was 163,385 ordinary shares.

Directors' Responsibility Statement

The following statement, which should be read in conjunction with the statement of respective responsibilities of directors and auditors below, is made to distinguish the responsibilities of the directors for the financial statements from those of the auditors.

The directors are required by the Companies Act 1985 to prepare financial statements that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The financial statements must be prepared on a going concern basis unless it is inappropriate to presume that the Company and Group will continue in their business.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors consider that, in preparing the financial statements on pages 49 to 89 inclusive, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

Independent Auditor's Report

to the members of Standard Chartered PLC

We have audited the financial statements on pages 49 to 89.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report. As described above this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding director's remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 40 and 41 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 20 February 2002

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	Notes	2001 $million	2000 $million
Interest receivable	1	**6,419**	6,905
Interest payable	2	**(3,460)**	(4,196)
Net interest income		**2,959**	2,709
Fees and commissions receivable		**1,135**	1,114
Fees and commissions payable		**(158)**	(226)
Dealing profits and exchange	3	**470**	377
Other operating income	4	**58**	116
		1,505	1,381
Net revenue		**4,464**	4,090
Administrative expenses:			
Staff	5	**(1,241)**	(1,387)
Premises	5	**(285)**	(302)
Other	5	**(735)**	(728)
Depreciation and amortisation	7	**(324)**	(297)
Total expenses:			
On-going		**(2,585)**	(2,391)
Restructuring		**–**	(323)
Total operating expenses		**(2,585)**	(2,714)
Operating profit before provisions		**1,879**	1,376
Provisions for bad and doubtful debts	17	**(732)**	(462)
Provisions for contingent liabilities and commitments		**1**	(8)
Operating profit		**1,148**	906
Profit on disposal of subsidiary undertakings		**–**	532
Profit before taxation		**1,148**	1,438
Taxation	9	**(378)**	(377)
Profit after taxation		**770**	1,061
Minority interests (equity)		**(12)**	(6)
Minority interests (non-equity)		**(59)**	(29)
Profit for the year attributable to shareholders		**699**	1,026
Dividends on non-equity preference shares	10	**(68)**	(24)
Dividends on ordinary equity shares	11	**(474)**	(424)
Retained profit		**157**	578
Basic earnings per ordinary share	12	**55.9c**	92.2c
Diluted earnings per ordinary share	12	**55.4c**	90.7c

The 2001 results are all from continuing operations. The 2000 results of discontinued operations are shown in note 23.

Refer to note on comparative figures on page 51.

Consolidated Balance Sheet

as at 31 December 2001

	Notes	2001 $million	2000 $million
Assets			
Cash and balances at central banks		**1,004**	791
Cheques in course of collection		**170**	104
Treasury bills and other eligible bills	13	**5,105**	3,962
Loans and advances to banks	14	**19,578**	23,759
Loans and advances to customers	15	**53,005**	51,882
Debt securities and other fixed income securities	20	**15,971**	9,846
Equity shares other variable yield securities	21	**109**	103
Intangible fixed assets	24	**2,269**	2,327
Tangible fixed assets	25	**992**	977
Other assets	27, 33	**8,094**	7,187
Prepayments and accrued income		**1,082**	1,342
Total assets		**107,379**	102,280
Liabilities			
Deposits by banks	28, 31	**11,688**	11,103
Customer accounts	29, 31	**67,855**	65,037
Debt securities in issue	30, 31	**3,706**	4,533
Other liabilities	32	**9,910**	9,029
Accruals and deferred income		**1,205**	1,282
Provisions for liabilities and charges	34	**150**	306
Subordinated liabilities:			
Undated loan capital	35	**1,804**	1,818
Dated loan capital (including convertible bonds)	35	**2,677**	2,257
Minority interests:			
Equity	36	**73**	76
Non-equity	36	**929**	486
Called up share capital	38	**861**	719
Share premium account	38	**2,761**	1,907
Capital reserve	38	**5**	–
Premises revaluation reserve	38	**45**	49
Profit and loss account	38	**3,710**	3,678
Shareholders' funds (including non-equity interests)		**7,382**	6,353
Total liabilities and shareholders' funds		**107,379**	102,280
Memorandum items			
Contingent liabilities:			
Acceptances and endorsements	45	**704**	945
Guarantees and irrevocable letters of credit	45	**11,227**	9,951
Other contingent liabilities	45	**3,645**	3,526
		15,576	14,422
Commitments	45	**42,622**	42,848

Refer to note on comparative figures on page 51.

These accounts were approved by the Board of Directors on 20 February 2002 and signed on its behalf by:

Sir Patrick Gillam, Chairman

E M Davies, Group Chief Executive

P N Kenny, Group Executive Director

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 December 2001

	2001 $million	2000 $million
Profit for the year attributable to shareholders	**699**	1,026
Exchange translation differences:		
Arising from change in reporting currency	**–**	(434)
Other	**(119)**	(109)
Total recognised gains and losses for the year	**580**	483

Note of Consolidated Historical Cost Profits and Losses

for the year ended 31 December 2001

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Comparative figures

With effect from 1 January 2001 the Group changed its reporting currency from pounds sterling to US dollars. Since most of the Group's business is in US dollars or currencies linked to the US dollar it is considered that it is most appropriate for the Group to prepare its accounts in US dollars. The comparative figures have been translated from pounds sterling into US dollars using the following principles:

Assets and liabilities have been translated at the rate of exchange ruling on 31 December 2000.

Profits and losses and cash flows for the year ended 31 December 2000 have been translated at the average sterling exchange rate against the US dollar during that period.

Consolidated Cash Flow Statement

for the year ended 31 December 2001

	Notes	2001 $million	2000 $million
Net cash inflow from operating activities	40 (a)	**6,076**	3,774
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital		**(285)**	(202)
Subordinated loan capital issue expenses		**(12)**	(29)
Dividends paid to minority shareholders of subsidiary undertakings		**(18)**	(21)
Dividends paid on preference shares		**(41)**	(24)
Net cash outflow from returns on investments and servicing of finance		**(356)**	(276)
Taxation			
UK taxes paid		**(103)**	(47)
Overseas taxes paid		**(417)**	(252)
Total taxes paid		**(520)**	(299)
Capital expenditure and financial investment			
Purchases of tangible fixed assets		**(283)**	(238)
Acquisitions of treasury bills held for investment purposes		**(10,383)**	(10,383)
Acquisitions of debt securities held for investment purposes		**(26,356)**	(12,390)
Acquisitions of equity shares held for investment purposes		**(28)**	(62)
Disposals of tangible fixed assets		**59**	32
Disposals and maturities of treasury bills held for investment purposes		**9,138**	10,542
Disposals and maturities of debt securities held for investment purposes		**20,562**	11,382
Disposals of equity shares held for investment purposes		**17**	8
Net cash outflow from capital expenditure and financial investment		**(7,274)**	(1,109)
Net cash (outflow)/inflow before acquisitions and disposals, equity dividends paid and financing		**(2,074)**	2,090
Acquisitions and disposals			
Purchases of interests in subsidiary undertakings		**–**	(2,513)
Purchase of subordinated debt in subsidiary undertaking		**–**	(186)
Disposals of interests in subsidiary and associated undertakings		**–**	934
Net cash outflow from acquisitions and disposals		**–**	(1,765)
Equity dividends paid to members of the Company		**(442)**	(380)
Financing			
Gross proceeds from issue of ordinary shares		**22**	723
Share issue expenses		**–**	(8)
Issue of preference share capital		**1,000**	–
Preference shares issue expenses		**(31)**	–
Issue of subordinated loan capital		**700**	1,166
Gross proceeds from issue of preferred securities		**421**	461
Repayment of subordinated liabilities		**(204)**	(18)
Net cash inflow from financing		**1,908**	2,324
(Decrease)/increase in cash in the year	40 (b)	**(608)**	2,269

Refer to note on comparative figures on page 51.

Company Balance Sheet

as at 31 December 2001

	Notes	2001 $million	2000 $million
Fixed assets			
Investments in subsidiary undertakings	22	**9,243**	7,908
Current assets			
Amounts owed by subsidiary undertakings		**72**	327
Prepayments and accruals		**37**	28
Taxation		**129**	118
		238	473
Creditors: amounts due within one year			
Proposed dividend		**329**	298
Amounts owed to subsidiary undertakings		**23**	24
Other creditors, including taxation		**88**	36
		440	358
Net current (liabilities)/assets		**(202)**	115
Total assets less current liabilities		**9,041**	8,023
Creditors: amounts due after more than one year			
Undated subordinated loan capital	35	**1,518**	1,525
Dated subordinated loan capital	35	**141**	145
		7,382	6,353
Capital and reserves			
Called up share capital	37, 39	**861**	719
Share premium account	39	**2,761**	1,907
Capital reserve	39	**5**	–
Revaluation reserve	39	**3,636**	3,268
Profit and loss account	39	**119**	459
Shareholders' funds (including non-equity interests)		**7,382**	6,353

Refer to note on comparative figures on page 51.

These accounts were approved by the Board of Directors on 20 February 2002 and signed on its behalf by:

Sir Patrick Gillam, Chairman

E M Davies, Group Chief Executive

P N Kenny, Group Executive Director

Principal Accounting Policies

Accounting Convention

The accounts of the Company and of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions.

Group Accounts

The consolidated accounts of the Group comprise the accounts of the Company and its subsidiary undertakings for the year ended 31 December 2001 and are drawn up in accordance with Part VII Chapter II of the Companies Act 1985 (the Act), applicable Accounting Standards and the British Bankers' Association's Statements of Recommended Accounting Practice.

Company Accounts

The Company accounts are drawn up in accordance with Section 228 of, and Schedule 4 to, the Act and applicable Accounting Standards. As permitted by Section 230 of the Act, the Company's profit and loss account has not been included in these financial statements.

Comparative Figures

With effect from 1 January 2001 the Group changed its reporting currency from pounds sterling to US dollars. Since most of the Group's business is in US dollars or currencies linked to the US dollar it is considered that it is most appropriate for the Group to prepare its accounts in US dollars. The comparative figures have been translated from pounds sterling into US dollars using the following principles:

Assets and liabilities have been translated at the rate of exchange ruling on 31 December 2000.

Profits and losses and cash flows for the year ended 31 December 2000 have been translated at the average sterling exchange rate against the US dollar during that period.

Bad and Doubtful Debts

Provisions for bad and doubtful debts are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of loan losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

Debt Securities, Equity Shares and Treasury Bills

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any amounts written off in the event that their carrying value is not fully recoverable. The cost of dated investment securities is adjusted to reflect the amortisation or accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

Deferred Taxation

Provision is made, on the liability basis, for the tax effects arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future. No provision is made for tax which would be payable on the distribution of the retained earnings of subsidiary undertakings.

Equipment Leased to Customers and Instalment Credit Agreements

Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. The balance sheet amount represents total minimum lease payments receivable less unearned income. Income from finance leases is recognised in the profit and loss account in proportion to the funds invested. Fixed rate instalment credit agreements are treated in a similar manner to finance leases.

Lease agreements other than finance leases are classified as operating leases. Operating leases are included in loans and advances but are treated as fixed assets and depreciated over the shorter of the lease term and the estimated useful life of the asset. The profits arising from operating leases are recognised in the profit and loss account on a straight-line basis over the duration of each lease.

Income arising from the residual interest in instalment credit agreements which have been sold is credited to the profit and loss account as it accrues. Expenses incurred in generating this income are deferred and amortised over the duration of the income flow and in proportion to it.

Foreign Currencies

Assets and liabilities in foreign currencies are expressed in US dollar terms at rates of exchange ruling on the balance sheet date. Profits and losses earned in foreign currencies are expressed in US dollar terms at the average exchange rate of each currency against US dollar during the year. Exchange differences arising from the balance sheet period end rate and the profit and loss average rate are taken to reserves. Gains or losses arising from positions taken to hedge such profits and losses are included in the profit and loss account.

Translation differences arising from the application of closing rates of exchange to opening net assets denominated in foreign currencies are taken directly to reserves.

Exchange differences arising on the translation of opening net monetary assets and results of operations in areas experiencing hyper-inflation are included in the profit and loss account. Non-monetary assets in these areas are not retranslated.

All other exchange differences arising from normal trading activities, and on branch profit and dividend remittances to the United Kingdom, are included in the profit and loss account.

Investments in Subsidiary Undertakings

Investments in subsidiary undertakings are stated in the balance sheet of the Company at the Company's share of their attributable net assets, together with any long-term loans provided by the Company to the subsidiary undertakings.

Off-balance Sheet Financial Instruments

Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Retirement Benefits

The Group operates some 50 retirement benefit schemes throughout the world. Arrangements for retirement benefits for members of staff are made in a variety of ways in accordance with local regulations and customs. The major schemes, which cover the majority of scheme members, are of the defined benefit type.

The pension costs relating to these schemes are assessed in accordance with the advice of qualified actuaries. The assets of the schemes are generally held in separate funds administered by trustees.

The cost of providing pensions and other post-retirement benefits for employees is charged to the profit and loss account over their expected working lives.

Sale and Repurchase Agreements

These are arrangements under which assets are sold by one party to another on terms that provide for the seller to repurchase the assets in certain circumstances at a later date.

Where the substance of the transaction is that of a secured loan, the sale and any apparent profit will not be recorded as such in the books of the seller, but the proceeds of sale will be recorded as a deposit.

Swaps and Sales of Assets

Assets acquired through debt exchange transactions are included in the accounts at the directors' assessment of their fair value. Where the asset represents exposure to a country which is experiencing payment difficulties, it is stated at its principal amount and any provision required to reduce the exposure to its fair value is included with other provisions of a like nature.

Profits and losses on sales of assets are calculated by reference to their net carrying amount, whether at historical cost (less any provisions made) or at a valuation, at the time of disposal.

Tangible Fixed Assets

Freehold and long leasehold premises (premises with unexpired lease terms of 50 years or more) are included in the accounts at their historical cost or at the amount of any subsequent valuation. Leasehold premises with no long-term premium value are not revalued.

Land is not depreciated. Freehold premises are amortised on a straight-line basis over their estimated residual lives. Leasehold premises are amortised over the remaining term of each lease on a straight-line basis.

Equipment, including fixed plant in buildings, computers and capitalised software development expenditure, is stated at cost and is depreciated on a straight-line basis over its expected economic life, which is six years on a weighted average basis.

Intangible Fixed Assets

Any purchased goodwill is capitalised and amortised to nil, on a straight-line basis, over its estimated useful life. The amortisation period of capitalised goodwill is up to 20 years, being the period over which the Group expects to derive economic benefit from the assets. Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998 was written off through reserves in the year of acquisition and has not been restated. Any goodwill previously written off through reserves is charged through the profit and loss account in the year of disposal.

Fees and Commissions

Fees or commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees or commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

Changes to Presentation

The Group has complied with the transitional arrangements of Financial Reporting Standard 17 'Retirement Benefits' ('FRS17') which requires more detailed disclosure on retirement benefits (see note 6).

For the year ending 31 December 2002, the Group will comply further with FRS17 by disclosing the components of the defined benefit cost and the return on pension scheme assets.

Notes to the Accounts

1. Interest Receivable

	2001 $million	2000 $million
Balances at central banks	**7**	5
Treasury bills and other eligible bills	**253**	314
Loans and advances to banks	**1,172**	1,523
Loans and advances to customers	**4,211**	4,452
Listed debt securities	**377**	165
Unlisted debt securities	**399**	446
	6,419	6,905

2. Interest Payable

	2001 $million	2000 $million
Deposits by banks	**649**	748
Customer accounts:		
Current and demand accounts	**374**	560
Savings deposits	**131**	132
Time deposits	**1,783**	2,222
Debt securities in issue	**238**	299
Subordinated loan capital:		
Wholly repayable within five years	**24**	18
Other	**261**	217
	3,460	4,196

3. Dealing Profits and Exchange

	2001 $million	2000 $million
Income from foreign exchange dealing	**374**	325
Profits less losses on dealing securities	**22**	26
Other dealing profits and exchange	**74**	26
	470	377

4. Other Operating Income

	2001 $million	2000 $million
Other operating income includes:		
Share of profits arising on securitised instalment credit agreement	–	26
Profits less losses on disposal of investment securities	**23**	11
Dividend income	**3**	6

5. Administrative Expenses

	2001			2000
	$million	On-going $million	Restructuring $million	Total $million
Staff costs:				
Wages and salaries	**1,011**	923	–	923
Social security costs	**35**	38	–	38
Other pension costs (note 6)	**54**	47	3	50
Other staff costs	**141**	155	221	376
	1,241	1,163	224	1,387
Premises and equipment expenses:				
Rental of premises	**149**	156	–	156
Other premises and equipment costs	**118**	105	23	128
Rental of computers and equipment	**18**	18	–	18
	285	279	23	302
Other expenses	**735**	697	31	728
Total administrative expenses	**2,261**	2,139	278	2,417

Other expenses includes $4.6 million (2000: $4.4 million) in respect of auditors' remuneration for the Group of which $0.4 million (2000: $0.5 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $6.0 million (2000: $5.2 million) in respect of non-audit services provided to the Group's UK subsidiaries, including regulatory reviews, capital raising activities and assistance relating to business acquisitions and disposals.

6. Retirement Benefits

The total charge for benefits under the Group's retirement benefit schemes was $54 million (2000: $50 million), of which $32 million (2000: $38 million) was for defined benefit pension schemes, $20 million (2000: $9 million) was for defined contribution pension schemes and $2 million (2000: $3 million) was for post-retirement benefits other than pensions.

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme) is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2000 using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	4.5 per cent per annum
Return from investments held for non-pensioners before retirement	6.5 per cent per annum
Return from investments held for non-pensioners after retirement	5.5 per cent per annum
General increase in salaries	5.0 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.5 per cent per annum
In payment* (pre April 1997 service)	2.5 per cent per annum
In payment (post April 1997 service)	2.5 per cent per annum

* Applies to discretionary increases only; guaranteed increases are assumed to be nil, except for GMPs.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,110 million) was sufficient to cover 116 per cent of the benefits that had accrued to members (98 per cent including the allowance for discretionary benefit increases). The Group is paying additional contributions of $3.3 million per year over a period of ten years to ensure future discretionary increases are fully covered.

6. Retirement Benefits continued

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects. In particular, the return from investments held for non-pensioners was 7 per cent per annum before retirement and 6 per cent per annum after retirement, and the mortality table used for members who had not yet retired was reappraised.

During 2001, payments of $11 million (2000: $23 million) were made to the Fund and the charge in these accounts for pension costs attributable to the Fund was $3 million (2000: $14 million). This was made up of a regular cost of $9 million (2000: $17 million) and a credit of $6 million (2000: credit of $3 million), being the annual cost of spreading the surplus using the straight-line method over a ten year period (2000: 11.2 years). There were no material charges in respect of benefit improvements.

With effect from 1 July 1998 the Fund was closed to new entrants and all new employees are offered membership of a new, defined contribution scheme.

Charges to the profit and loss account in 2001 in respect of other UK pension schemes amounted to $7 million (2000: $6 million).

The actuarial positions of the Group's principal overseas defined benefit pension schemes have been assessed at various dates since 30 June 1998 by independent qualified actuaries. The total market value of the assets of the schemes at their respective assessment dates was $207 million, and the total actuarial value of these assets was sufficient to cover 95 per cent of the benefits that had accrued to members after allowing for expected future increases in earnings. Within this total, there were schemes which had deficits amounting to $12 million.

The total charge to the profit and loss account in 2001 for all overseas schemes was $44 million (2000: $30 million), of which $29 million (2000: $24 million) was for defined benefit schemes, $13 million (2000: $3 million) was for defined contribution schemes and $2 million (2000: $3 million) was for post-retirement benefits other than pensions. The charge of $43 million comprises a regular cost of $41 million, and a net charge of $2 million in respect of the spreading of other surpluses and deficits. The charges have the effect of eliminating the $12 million of scheme deficits over no more than ten years.

Provisions for liabilities and charges (note 34) includes $27 million (2000: $41 million) representing the excess of the accumulated amount charged against the Group's profits in 2001 and previous years in respect of pension costs compared with the contributions paid into the schemes concerned, together with $12 million (2000: $13 million) representing provisions for post-retirement benefits other than pensions.

The disclosures required under the transitional arrangements within Financial Reporting Standard 17 'Retirement Benefits' ('FRS17') have been calculated by qualified independent actuaries based upon the most recent full actuarial valuations updated to 31 December 2001. (The effective date of the full valuations range between 31 July and 31 December 2000).

The financial assumptions used at 31 December 2001 were:

	UK Fund	Overseas Pension Schemes[1]	Post Retirement Medical[2]
Rate of price inflation	2.50%	1.50–3.50%	2.00%
Rate of increase in salaries	5.00%	4.25–7.00%	4.25%
Rate of increase in pensions	2.50%	2.50–3.00%	n/a
Discount rate	6.00%	5.75–12.00%	7.25%
Expected return on assets (aggregate)	6.00%	7.00–12.00%	n/a
Post retirement medical trend rate	n/a	n/a	12% in 2001, decreasing by 1% increments to 5% in 2008

[1] The range of assumptions shown are in respect of Hong Kong, India, Jersey, Kenya and the US. They do not include those assumptions used for Zimbabwe as they lie well outside these ranges.

[2] These values only cover the Post Retirement Medical Plan in the US.

The assets in the schemes at 31 December 2001 were:

	UK Fund $million	Overseas Pension Schemes[1] $million	Post Retirement Medical[2] $million
Equities	289	135	n/a
Bonds	712	73	n/a
Property	1	2	n/a
Other	49	10	n/a
Total market value of assets	1,051	220	n/a

The following amounts at 31 December 2001 were measured in accordance with FRS17:

	UK Fund $million	Overseas Pension Schemes[1] $million	Post Retirement Medical[2] $million
Total market value of the schemes' assets	1,051	220	–
Present value of the schemes' liabilities	(1,044)	(273)	(13)
Surplus/(deficit) recognised in balance sheet	7	(53)	(13)
Related deferred tax (liability)/asset	(2)	16	4
Net pension asset/(liability)	5	(37)	(9)

If the above amounts had been recognised in the accounts, the Group's net assets and profit and loss account reserve at 31 December 2001 would be as follows:

	$ million
Net assets excluding pension assets	7,382
Pension liability	(59)
Net assets including pension assets	7,323
Profit and loss account excluding pension asset	3,710
Pension liability	(59)
Profit and loss account	3,651

7. Depreciation and Amortisation

	2001			2000
	$million	On-going $million	Restructuring $million	Total $million
Goodwill	**140**	71	–	71
Premises	**55**	36	–	36
Equipment	**129**	145	45	190
	324	252	45	297

8. Directors and Officers

Directors' Emoluments

Details of directors' pay and benefits and interests in shares are disclosed in the report on directors' remuneration on pages 42 to 47.

Transactions with Directors, Officers and Others

As at 31 December 2001, the total amounts to be disclosed under the Companies Act 1985 (the Act) about loans to directors and officers were as follows:

		2001		2000
	Number	$000	Number	$000
Directors	**3**	**17**	2	19
Officers*	**7**	**5,189**	6	7,629

* For this disclosure, the term 'officers' means band 1 senior management.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act or the rules of the UK Listing Authority.

9. Taxation

	2001 $million	2000 $million
The charge for taxation, based upon the profits for the year, comprises:		
United Kingdom corporation tax at 30 per cent (2000: 30 per cent) including a deferred tax charge of $6 million (2000: credit of $17 million)	**211**	194
Relief for overseas tax	**(179)**	(150)
	32	44
Overseas tax including a deferred tax charge of $16 million (2000: credit of $24 million)	**346**	333
	378	377

There is no tax chargeable against the profit on sale of subsidiary undertakings of $532 million recognised in 2000.

10. Dividends on Non-equity Preference Shares

	2001 $million	2000 $million
Non-cumulative 7¾ per cent irredeemable preference shares	**11**	12
Non-cumulative 8¼ per cent irredeemable preference shares	**12**	12
Non-cumulative 8.9 per cent irredeemable preference shares	**45**	–
	68	24

11. Dividends on Ordinary Equity Shares

		2001		2000
	Cents per share	$million	Cents per share	$million
Interim paid	**12.82**	**145**	11.651	126
Final proposed	**29.10**	**329**	26.454	298
	41.92	**474**	38.105	424

The 2001 final dividend of 29.10 cents per share will be paid in sterling, unless shareholders elect to be paid in US dollars, on 17 May 2002 to shareholders on the register of members at the close of business on 1 March 2002. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of the final dividend (or part thereof). Details will be sent to shareholders on or around 18 March 2002.

12. Earnings per Ordinary Share

	2001			2000		
	Profit $million	Average number of shares ('000)	Amount per share	Profit $million	Average number of shares ('000)	Amount per share
Basic earnings per ordinary share						
Profit attributable to ordinary shareholders	**631**	**1,128,407**	**55.9c**	1,002	1,086,619	92.2c
Effect of dilutive potential ordinary shares						
Convertible bonds	**16**	**34,488**		14	25,866	
Options	**–**	**4,478**		–	7,009	
Diluted earnings per ordinary share	**647**	**1,167,373**	**55.4c**	1,016	1,119,494	90.7c

Headline earnings per ordinary share

The Institute of Investment Management and Research Statement of Investment Practice No 1 provides a definition of headline earnings, a measure which has gained widespread acceptance. As this differs from earnings defined in Financial Reporting Standard 14 the table below provides a reconciliation.

	2001 $million	2000 $million
Profit attributable to shareholders after preference dividends	**631**	1,002
Amortisation of goodwill	**140**	71
Profits less losses on disposal of investment securities	**(23)**	(11)
Profit on disposal of subsidiary undertakings	**–**	(532)
Headline earnings	**748**	530
Headline earnings per ordinary share	**66.3c**	48.8c

Normalised earnings per ordinary share

The following table shows the calculation of normalised headline earnings per share, i.e. based on the Group's results excluding profit on disposal of subsidiary undertakings and the charge for restructuring.

	2001 $million	2000 $million
Profit attributable to shareholders after preference dividends	**631**	1,002
Amortisation of goodwill	**140**	71
Profits less losses on disposal of investment securities	**(23)**	(11)
Profit on disposal of subsidiary undertakings	**–**	(532)
Restructuring charge	**–**	323
Tax credit relating to restructuring charge	**–**	(81)
Normalised earnings	**748**	772
Normalised earnings per ordinary share	**66.3c**	71.1c

13. Treasury Bills and Other Eligible Bills

	2001 $million	2000 $million
Dealing securities	**144**	179
Investment securities	**4,961**	3,783
Total treasury bills and other eligible bills	**5,105**	3,962

The estimated market value of treasury bills and similar securities held for investment purposes amounted to $4,973 million (2000: $3,783 million).

Treasury bills and other eligible bills include $5 million (2000: $106 million) of bills sold subject to sale and repurchase transactions.

The change in the book amount of treasury bills and similar securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2001	**3,803**	**(20)**	**3,783**
Exchange translation differences	**(86)**	**–**	**(86)**
Acquisitions	**10,383**	**–**	**10,383**
Maturities and disposals	**(9,128)**	**(10)**	**(9,138)**
Amortisation of discounts and premiums	**–**	**19**	**19**
At 31 December 2001	**4,972**	**(11)**	**4,961**

At 31 December 2001, unamortised discounts on treasury bills and similar securities held for investment purposes amounted to $19 million (2000: $21 million) and there were $3 million unamortised premiums (2000: $2 million).

14. Loans and Advances to Banks

	2001 $million	2000 $million
Repayable on demand	**2,545**	3,487
With a residual maturity of:		
Three months or less	**9,082**	12,799
Between three months and one year	**6,795**	5,965
Between one and five years	**775**	1,159
Over five years	**418**	361
	19,615	23,771
Provisions for bad and doubtful debts (note 17)	**(37)**	(12)
	19,578	23,759

Loans and advances to banks include balances with central banks and other regulatory authorities amounting to $1,288 million (2000: $1,127 million) which are required by local statute and regulation.

15. Loans and Advances to Customers

	2001 $million	2000 $million
Repayable on demand	**4,345**	6,465
With a residual maturity of:		
Three months or less	**14,883**	14,551
Between three months and one year	**8,570**	7,631
Between one and five years	**10,466**	10,189
Over five years	**16,348**	14,970
	54,612	53,806
Specific provisions for bad and doubtful debts (note 17)	**(914)**	(1,134)
General provisions for bad and doubtful debts (note 17)	**(468)**	(468)
Interest in suspense (note 18)	**(225)**	(322)
	53,005	51,882

There are loans of $4 million (2000: $nil) which are subordinated to the claims of other parties.

The Group's exposure to credit risk is concentrated in Hong Kong and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Hong Kong residents of approximately $12.6 billion (2000: $12.1 billion).

The following table shows loans and advances to customers by each principle category of borrower's business or industry:

	2001				2000
	One year or less $million	One to five years $million	More than five years $million	Total $million	Total $million
Loans to Individuals:					
Mortgages	**2,372**	**4,136**	**12,241**	**18,749**	17,736
Other	**4,907**	**2,756**	**1,003**	**8,666**	7,374
Consumer Banking	**7,279**	**6,892**	**13,244**	**27,415**	25,110
Loans to Governments	**520**	**152**	**250**	**922**	1,225
Agriculture, forestry and fishing	**601**	**30**	**6**	**637**	595
Mining and quarrying	**680**	**259**	**38**	**977**	556
Manufacturing	**6,809**	**1,083**	**449**	**8,341**	7,874
Electricity, gas and water	**693**	**108**	**164**	**965**	929
Construction	**349**	**38**	**15**	**402**	437
Commerce	**3,849**	**295**	**95**	**4,239**	6,423
Transport, storage and communication	**1,162**	**459**	**608**	**2,229**	2,559
Financing, insurance and business services	**4,523**	**455**	**201**	**5,179**	5,008
Other	**1,103**	**430**	**634**	**2,167**	1,634
Wholesale Banking	**20,289**	**3,309**	**2,460**	**26,058**	27,240
General provisions				**(468)**	(468)
				53,005	51,882

16. Assets Leased to Customers

	2001 $million	2000 $million
Finance leases	**457**	273
Instalment credit agreements	**787**	681
	1,244	954

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $159 million (2000: $343 million).

The aggregate amounts of leasing income receivable, including capital repayments, under finance leases amounted to $161 million (2000: $204 million) and under operating leases amounted to $nil (2000: $152 million).

17. Provisions for Bad and Doubtful Debts

	2001 Specific $million	2001 General $million	2000 Specific $million	2000 General $million
Provisions held at 1 January	**1,146**	**468**	1,519	439
Exchange translation differences	**(12)**	**–**	(27)	–
Amounts written off	**(1,001)**	**–**	(1,005)	–
Recoveries of amounts previously written off	**51**	**–**	52	–
Acquisitions of subsidiary undertakings	**–**	**–**	165	32
Disposal of subsidiary undertakings	**–**	**–**	(68)	(3)
Other	**35**	**–**	48	–
New provisions	**994**	**–**	705	–
Recoveries/provisions no longer required	**(262)**	**–**	(243)	–
Net charge against profit	**732**	**–**	462	–
Provisions held at 31 December	**951**	**468**	1,146	468

The following table shows specific provisions by each principle category of borrower's business or industry:

	2001 $million	2000 $million
Loans to Individuals		
Mortgages	**74**	40
Other	**136**	142
Consumer Banking	**210**	182
Loans to Governments	**5**	–
Agriculture, forestry and fishing	**8**	18
Mining and quarrying	**39**	4
Manufacturing	**262**	377
Electricity, gas and water	**1**	2
Construction	**43**	51
Commerce	**218**	314
Transport, storage and communication	**13**	13
Financing, insurance and business services	**70**	127
Other	**45**	46
Wholesale Banking	**704**	952
Provision for bad and doubtful debts against loans and advances to customers (note 15)	**914**	1,134
Provisions for bad and doubtful debts against loans and advances to banks (note 14)	**37**	12
Total provisions for bad and doubtful debts against loans and advances	**951**	1,146

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value.

18. Interest in Suspense

	2001 $million	2000 $million
At 1 January	**411**	412
Exchange translation differences	**(4)**	31
Withheld from profit	**229**	223
Amounts written off	**(321)**	(293)
Acquisition of subsidiary undertakings	**–**	23
Other	**22**	15
At 31 December	**337**	411

Total interest in suspense relating to:

	2001 $million	2000 $million
Loans and advances to customers (note 15)	**225**	322
Prepayments and accrued income	**112**	89
	337	411

19. Non-performing Loans

	2001 SCNB $million	2001 Other $million	2001 Total $million	2000 SCNB $million	2000 Other $million	2000 Total $million
Loans and advances on which interest is suspended	753	2,440	3,193	796	2,557	3,353
Specific provisions for bad and doubtful debts	(69)	(882)	(951)	(72)	(1,074)	(1,146)
Interest in suspense	–	(225)	(225)	–	(322)	(322)
	684	1,333	2,017	724	1,161	1,885

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, net non-performing loans (NPLs) of $753 million are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of $520 million. The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB every half year for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 45 per cent (2000: 55 per cent, including provisions held against enhanced and other performing emerging markets debt) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off, the effective cover is 67 per cent (2000: 69 per cent including provisions held against enhanced and other performing emerging markets debt).

	2001 Customers $million	2001 Banks $million	2001 Total $million	2000 Customers $million	2000 Banks $million	2000 Total $million
Gross loans and advances on which interest is suspended	275	–	275	374	–	374
Gross loans and advances on which provisions have been raised	2,777	141	2,918	2,937	42	2,979
Total gross loans and advances on which interest is suspended	3,052	141	3,193	3,311	42	3,353

Income suspended in the period amounted to $287 million (2000: $282 million). Income recognised in the period was $58 million (2000: $59 million).

20. Debt Securities and Other Fixed Income Securities

2001	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	Valuation Investment securities $million
Issued by public bodies:				
Government securities	4,454	1,006	5,460	4,532
Other public sector securities	607	20	627	613
	5,061	1,026	6,087	5,145
Issued by banks:				
Certificates of deposit	3,872	61	3,933	3,841
Other debt securities	2,260	33	2,293	2,261
	6,132	94	6,226	6,102
Issued by other issuers:				
Bills discountable with recognised markets	–	137	137	–
Other debt securities	3,252	269	3,521	3,258
	3,252	406	3,658	3,258
Total debt securities	14,445	1,526	15,971	14,505
Of which:				
Listed on a recognised UK exchange	4,208	–	4,208	4,219
Listed elsewhere	4,109	108	4,217	4,145
Unlisted	6,128	1,418	7,546	6,141
	14,445	1,526	15,971	14,505
Book amount investment securities:				
One year or less	7,063			
One to five years	6,370			
More than five years	1,012			
	14,445			

20. Debt Securities and Other Fixed Income Securities continued

				2000
	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	Valuation Investment securities $million
Issued by public bodies:				
Government securities	3,911	584	4,495	3,956
Other public sector securities	686	13	699	682
	4,597	597	5,194	4,638
Issued by banks:				
Certificates of deposit	2,639	46	2,685	2,635
Other debt securities	743	15	758	744
	3,382	61	3,443	3,379
Issued by other issuers:				
Bills discountable with recognised markets	–	226	226	–
Other debt securities	917	66	983	917
	917	292	1,209	917
Total debt securities	8,896	950	9,846	8,934
Of which:				
Listed on a recognised UK exchange	248	–	248	250
Listed elsewhere	2,137	71	2,208	2,152
Unlisted	6,511	879	7,390	6,532
	8,896	950	9,846	8,934
Book amount investment securities:				
One year or less	4,901			
One to five years	3,653			
More than five years	301			
Undated	41			
	8,896			

Debt securities include $203 million (2000: $127 million) of securities sold subject to sale and repurchase transactions.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

The change in the book amount of debt securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2001	**8,898**	**(2)**	**8,896**
Exchange translation differences	**(260)**	**–**	**(260)**
Acquisitions	**26,356**	**–**	**26,356**
Maturities and disposals	**(20,572)**	**33**	**(20,539)**
Amortisation of discounts and premiums	**–**	**(8)**	**(8)**
At 31 December 2001	**14,422**	**23**	**14,445**

At 31 December 2001, unamortised premiums on debt securities held for investment purposes amounted to $75 million (2000: $30 million) and unamortised discounts amounted to $4 million (2000: $25 million).

21. Equity Shares and Other Variable Yield Securities

	2001 Book amount Investment securities $million	2001 Valuation Investment securities $million	2000 Book amount Investment securities $million	2000 Valuation Investment securities $million
Listed on a recognised UK exchange	1	1	–	–
Listed elsewhere	10	12	21	21
Unlisted	98	98	82	82
	109	111	103	103
One year or less	–		3	
One to five years	26		4	
More than five years	4		–	
Undated	79		96	
	109		103	

The valuation of listed securities is at market value and of unlisted securities at directors' estimate.

Income from listed equity shares amounted to $1 million (2000: $1 million) and income from unlisted equity shares amounted to $2 million (2000: $5 million).

The change in the book amount of equity shares held for investment purposes comprised:

	Historical cost $million	Provisions $million	Book amount $million
At 1 January 2001	112	(9)	103
Acquisitions	28	–	28
Disposals	(17)	–	(17)
Other	–	(5)	(5)
At 31 December 2001	123	(14)	109

22. Investments in Subsidiary Undertakings

	Historical cost $million	Revaluation reserve $million	Loans $million	Total $million
At 1 January 2001	**2,969**	**3,268**	**1,671**	**7,908**
Exchange translation differences	**(1)**	**–**	**(1)**	**(2)**
Additions	**969**	**–**	**–**	**969**
Increase in net assets of subsidiary undertakings	**–**	**368**	**–**	**368**
At 31 December 2001	**3,937**	**3,636**	**1,670**	**9,243**

At 31 December 2001, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England and Wales	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered Grindlays Bank Limited, Australia	Middle East and South Asia	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Manhattan Card Company Limited, Hong Kong	Hong Kong	100%
Standard Chartered Nakornthon Bank Public Company Limited, Thailand	Thailand	75%
Banco Standard Chartered, Peru	Peru, Venezuela, Colombia and Americas	77%

Details of all Group companies will be filed with the next annual return of the Company.

23. Results of Discontinued Operations

The following table shows the results of the continuing and discontinued operations in 2000:

	2001			2000
	Total $million	Continuing operations $million	Discontinued operations $million	Total $million
Interest receivable	**6,419**	6,573	332	6,905
Interest payable	**(3,460)**	(4,049)	(147)	(4,196)
Net interest income	**2,959**	2,524	185	2,709
Fees and commissions receivable	**1,135**	1,063	51	1,114
Fees and commissions payable	**(158)**	(150)	(76)	(226)
Dealing profits and exchange	**470**	377	–	377
Other operating income	**58**	90	26	116
	1,505	1,380	1	1,381
Net revenue	**4,464**	3,904	186	4,090
Administrative expenses:				
Staff	**(1,241)**	(1,326)	(61)	(1,387)
Premises	**(285)**	(292)	(10)	(302)
Other	**(735)**	(703)	(25)	(728)
Depreciation and amortisation	**(324)**	(281)	(16)	(297)
Total expenses:				
On-going	**(2,585)**	(2,284)	(107)	(2,391)
Restructuring	**–**	(318)	(5)	(323)
Total operating expenses	**(2,585)**	(2,602)	(112)	(2,714)
Operating profit before provisions	**1,879**	1,302	74	1,376
Provisions for bad and doubtful debts, contingent liabilities and commitments	**(731)**	(434)	(36)	(470)
Operating profit	**1,148**	868	38	906
Profit on disposal of subsidiary undertakings	**–**	532	–	532
Profit before taxation	**1,148**	1,400	38	1,438
Taxation	**(378)**	(362)	(15)	(377)
Profit after taxation	**770**	1,038	23	1,061

24. Intangible Fixed Assets

	Goodwill $million
Cost	
At 1 January 2001	2,411
Movements during the year	82
At 31 December 2001	2,493
Provisions for amortisation	
At 1 January 2001	84
Amortisation charged in the year	140
At 31 December 2001	224
Net book value at 31 December 2001	2,269
Net book value at 31 December 2000	2,327

Movements during the year relate to refinement of provisional fair values relating to business acquisitions in 2000.

Purchased goodwill in respect of acquisitions in 1998 is being amortised on a straight line basis over ten years, and goodwill arising on acquisitions in 1999–2000 is being amortised on a straight-line basis over 20 years.

25. Tangible Fixed Assets

	Premises $million	Equipment $million	Total $million
Cost or valuation			
At 1 January 2001	774	638	1,412
Exchange translation differences	(13)	(22)	(35)
Additions	57	226	283
Disposals and fully depreciated assets written off	(76)	(118)	(194)
At 31 December 2001	742	724	1,466
Depreciation			
Accumulated at 1 January 2001	134	301	435
Exchange translation differences	(2)	(8)	(10)
Charge for the year	55	129	184
Attributable to assets sold or written off	(39)	(96)	(135)
Accumulated at 31 December 2001	148	326	474
Net book value at 31 December 2001	594	398	992
Net book value at 31 December 2000	640	337	977

25. Tangible Fixed Assets continued

	2001 $million	2000 $million
Premises – analysis of net book value		
Freehold	**171**	191
Long leasehold	**72**	73
Short leasehold	**351**	376
	594	640
Premises – cost or valuation		
At cost	**606**	625
At valuations made:		
Prior to 1996	**17**	18
1996	**22**	24
1999	**97**	107
	742	774
On the historical cost basis, the book amount of premises amounted to:		
Cost	**679**	705
Accumulated depreciation	**(144)**	(131)
Net book value	**535**	574

Valuations were carried out on an open market existing use basis by the directors based upon the advice of independent professional valuers. The net book value of premises occupied by the Group for its own activities at 31 December 2001 was $594 million (2000: $640 million). Cost or valuation of premises subject to depreciation at 31 December 2001 was $702 million (2000: $722 million).

The transitional provisions of FRS15 are being followed and the valuations of premises have not been updated since 31 December 1999.

26. Future Rental Commitments Under Operating Leases

The Group's future annual rental commitments under operating leases are as follows:

	2001		2000	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Annual rental on operating leases expiring:				
Within one year	**18**	**2**	25	3
Between one and five years	**65**	**4**	61	3
Five years or more	**14**	**–**	30	2
	97	**6**	116	8

The majority of leases relating to premises are subject to rent reviews.

27. Other Assets

	2001 $million	2000 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**4,784**	4,631
Hong Kong Government certificates of indebtedness (note 42)	**1,884**	1,665
Assets awaiting sale	**4**	16
Deferred taxation (note 33)	**32**	30
Other	**1,390**	845
	8,094	7,187

At 31 December 2000 other assets included balances relating to securitised loans and advances to customers of $10 million which were subordinated to the claims of other parties.

28. Deposits by Banks

	2001 $million	2000 $million
Repayable on demand	**2,810**	3,092
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**7,342**	5,141
Between three months and one year	**1,042**	2,096
Between one and five years	**494**	774
	11,688	11,103

29. Customer Accounts

	2001 $million	2000 $million
Repayable on demand	**22,135**	19,252
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**39,210**	38,849
Between three months and one year	**5,331**	5,857
Between one and five years	**1,132**	1,048
Over five years	**47**	31
	67,855	65,037

30. Debt Securities in Issue

	2001			2000		
	Certificates of deposit of $100,000 or more $million	Other debt securities in Issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in Issue $million	Total $million
By residual maturity:						
Three months or less	**1,278**	**65**	**1,343**	1,590	26	1,616
Between three to six months	**1,204**	**37**	**1,241**	322	31	353
Between six months to one year	**239**	**82**	**321**	712	417	1,129
Between one and five years	**594**	**84**	**678**	1,350	–	1,350
Over five years	**–**	**123**	**123**	–	85	85
	3,315	**391**	**3,706**	3,974	559	4,533

31. Structure of Deposits

The following table sets out the structure of Standard Chartered's deposits in the principal geographic regions where it operates at 31 December 2001 and 31 December 2000:

	2001 $million	2000 $million
Deposits by banks (note 28)	**11,688**	11,103
Customer accounts (note 29)	**67,855**	65,037
Debt securities in issue (note 30)	**3,706**	4,533
	83,249	80,673

31. Structure of Deposits continued

2001

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total Deposits $million
Non interest bearing current and demand accounts	**1,207**	**901**	**728**	**439**	**672**	**980**	**714**	**669**	**6,310**
Interest bearing current and demand accounts	**10,002**	**1,622**	**107**	**1,301**	**5**	**767**	**711**	**2,228**	**16,743**
Savings deposits	**582**	**437**	**579**	**1,042**	**518**	**1,040**	**372**	**220**	**4,790**
Time deposits	**16,687**	**7,078**	**2,824**	**4,565**	**2,798**	**3,672**	**461**	**9,831**	**47,916**
Other deposits	**4**	**253**	**303**	**1,099**	**57**	**205**	**190**	**1,673**	**3,784**
Total	**28,482**	**10,291**	**4,541**	**8,446**	**4,050**	**6,664**	**2,448**	**14,621**	**79,543**
Deposits by banks (note 28)	**1,001**	**1,028**	**472**	**2,051**	**1,115**	**1,298**	**67**	**4,656**	**11,688**
Customer accounts (note 29)	**27,481**	**9,263**	**4,069**	**6,395**	**2,935**	**5,366**	**2,381**	**9,965**	**67,855**
	28,482	**10,291**	**4,541**	**8,446**	**4,050**	**6,664**	**2,448**	**14,621**	**79,543**
Debt securities in issue (note 30)	**1,305**	**81**	**245**	**363**	**82**	**–**	**3**	**1,627**	**3,706**
Total	**29,787**	**10,372**	**4,786**	**8,809**	**4,132**	**6,664**	**2,451**	**16,248**	**83,249**

2000

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total Deposits $million
Non interest bearing current and demand accounts	1,002	813	935	383	599	809	452	394	5,387
Interest bearing current and demand accounts	7,850	1,487	133	2,283	2	584	763	2,226	15,328
Savings deposits	924	449	597	916	473	882	341	15	4,597
Time deposits	18,482	6,385	2,472	4,447	2,466	3,292	417	9,363	47,324
Other deposits	3	2	591	512	106	200	34	2,056	3,504
Total	28,261	9,136	4,728	8,541	3,646	5,767	2,007	14,054	76,140
Deposits by banks (note 28)	1,594	478	555	2,335	831	795	69	4,446	11,103
Customer accounts (note 29)	26,667	8,658	4,173	6,206	2,815	4,972	1,938	9,608	65,037
	28,261	9,136	4,728	8,541	3,646	5,767	2,007	14,054	76,140
Debt securities in issue (note 30)	1,838	84	21	372	85	1	13	2,119	4,533
Total	30,099	9,220	4,749	8,913	3,731	5,768	2,020	16,173	80,673

32. Other Liabilities

	2001 $million	2000 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**4,792**	4,573
Notes in circulation (note 42)	**1,884**	1,665
Short positions in treasury bills	**210**	177
Short positions in debt securities and equity shares	**166**	–
Current taxation	**162**	252
Proposed dividend	**329**	298
Other liabilities	**2,367**	2,064
	9,910	9,029

Short positions in treasury bills and short positions in debt securities and equity shares are stated at market value.

33. Deferred Taxation

	2001 $million	2000 $million
Deferred taxation comprises:		
Accelerated tax depreciation	**17**	10
Premises revaluation	**16**	15
Specific provisions for bad debts	**(31)**	(30)
Other timing differences	**(34)**	(25)
	(32)	(30)
Changes in deferred taxation balances during the year comprised:		
At 1 January	**(30)**	49
Exchange translation differences	**3**	(5)
Charge against/(credit to) profit	**22**	(41)
Other	**(27)**	(33)
At 31 December	**(32)**	(30)

The net deferred tax asset is included in other assets.

	2001 $million	2000 $million
No account has been taken of the following potential deferred taxation assets:		
Accelerated tax depreciation	**52**	54
Tax losses carried forward	**137**	70
Provisions for bad debts	**133**	134
Other	**10**	10

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future. As it is expected that substantially all such assets will be retained by the Group, it is considered that no useful purpose would be served by attempting to quantify the unprovided potential liability.

34. Provisions for Liabilities and Charges

	Provision for restructuring $million	Provision for retirement benefits $million	Provision for contingent liabilities and commitments $million	Total $million
At 1 January 2001	236	54	16	306
Exchange translation differences	(6)	(3)	1	(8)
Charge against (credit to)/profit	–	54	(1)	53
Provisions utilised	(128)	(62)	(8)	(198)
Other	–	(4)	1	(3)
At 31 December 2001	102	39	9	150

In August 2000, the Group announced a major efficiency programme to improve efficiency and customer service. This involved a major restructuring and re-shaping of the Group's business. The intention is to utilise the remaining provision in 2002.

35. Subordinated Loan Capital

	2001 $million	2000 $million
Undated – Company		
Primary Capital Floating Rate Notes:		
$400 million	**400**	400
$300 million (Series 2)	**300**	300
$400 million (Series 3)	**400**	400
$200 million (Series 4)	**200**	200
£150 million	**218**	225
	1,518	1,525
Undated – Subsidiary undertakings		
£200 million Step-Up Notes	**286**	293
Undated subordinated loan capital – Group	**1,804**	1,818
Dated – Company		
£97 million 12⅞ per cent Subordinated Unsecured Loan Stock 2002/2007	**141**	145
Dated – Subsidiary undertakings		
$200 million Floating Rate Notes 2006	**–**	200
£30 million Floating Rate Notes 2009	**44**	45
£300 million 6.75 per cent Notes 2009	**432**	444
€600 million 5.375 per cent Notes 2009	**526**	550
$25 million Floating Rate Notes 2004/2009	**25**	25
$4 million Floating Rate Notes 2001/2006	**–**	4
$325 million Floating Rate Notes 2005/2010	**323**	323
€575 million 4.5 per cent Notes 2010	**498**	521
$700 million 8.0 per cent subordinated notes 2031	**688**	–
Dated subordinated loan capital – Group	**2,677**	2,257
Dated subordinated loan capital – repayable:		
Between one and two years	**141**	149
Between two and five years	**348**	200
Over five years	**2,188**	1,908
Dated subordinated loan capital – Group	**2,677**	2,257
Total subordinated liabilities	**4,481**	4,075

Claims in respect of the Group's loan capital are subordinated to the claims of other creditors.

On 17 March 2000, the Group issued at par €575 million of 4.5 per cent Subordinated Guaranteed Convertible Bonds via a Jersey incorporated subsidiary, Standard Chartered Finance (Jersey) Ltd. The bondholders have the right to convert each bond (denominated in units of €1,000 face value) into one fully paid €1,000 preference share in Standard Chartered Finance (Jersey) Ltd at any time on or after 26 April 2000. These will be exchanged immediately for ordinary shares in Standard Chartered PLC at a price of 1,018.70 pence per ordinary share (the 'exchange price', which is subject to adjustment as set out in the offering circular). Unless previously redeemed, purchased and cancelled or converted, bonds will be redeemed on 30 March 2010, although they may be redeemed at Standard Chartered's option after 15 April 2005. They may be redeemed earlier if 85 per cent of the bonds have been converted.

On 30 May 2001, the Group issued $700 million of 8.0 per cent subordinated notes due 2031. The notes were issued at a discount, which will be amortised over the life of the notes (30 years). The notes can be redeemed prior to maturity at the option of the issuer.

$200 million subordinated floating notes due 2006 (the 'Notes') were redeemed by Standard Chartered Bank on 26 December 2001 (the 'Redemption date') pursuant to the Terms and Conditions of the Notes. The Notes were redeemed at 100 per cent of their principal amount together with accrued interest to the Redemption date.

With the exception of the Bonds described above, none of the Group's loan capital is secured or convertible.

36. Minority Interests

The change in minority shareholders' interests comprised:

	Equity $million	Non-equity $million	Total $million
At 1 January 2001	**76**	**486**	**562**
Exchange translation differences	**(3)**	**(12)**	**(15)**
Additions	**6**	**426**	**432**
Retained profits	**(7)**	**59**	**52**
Other	**1**	**(30)**	**(29)**
At 31 December 2001	**73**	**929**	**1,002**

On 11 May 2001, the Group issued Tier 1 capital of £300 million of 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities. They are redeemable at the option of the Bank on 11 May, 2016 or on any coupon payment date thereafter. Dividends are set at a rate of 8.103 per cent per annum until 2016. Thereafter they will be reset every five years as the aggregate of 4.275 per cent and the five year benchmark gilt-rate. The preferred securities may at the Bank's option, be either exchanged or their terms varied so that they become Upper Tier 2 securities, upon the occurrence of certain tax or regulatory events.

On 22 March 2000, the Group issued Tier 1 capital of €500 million of 8.16 per cent non-cumulative Trust Preferred Securities in Standard Chartered Capital Trust 1 LP, a Delaware statutory business trust, representing a corresponding amount of 8.16 per cent Non-cumulative Partnership Preferred Securities of Standard Chartered Capital 1 LP, a Delaware limited partnership in which Standard Chartered Bank ('the Bank') is the general partner. The securities may be redeemed at the option of the Bank in its capacity as general partner of the Partnership in whole or (in certain circumstances) in part on 23 March 2010 or in whole or in part on any dividend payment date thereafter. Dividends are fixed at 8.16 per cent for ten years and at Euribor plus 3.8 per cent thereafter. The securities will be exchanged for preference shares in Standard Chartered PLC in the event that they have not been redeemed by 2045, the Bank's or Group's total capital ratio is less than the regulatory minimum or the Partnership is liquidated. The holders of the securities will have the right, subject to the Partnership's right of redemption, to exchange their securities for the cash proceeds of a sale of ordinary shares of Standard Chartered PLC on 23 March 2010.

37. Called-up Share Capital

Authorised

The authorised share capital of the Company at 31 December 2001 was $4,427 million (2000: $2,296 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative preference shares of £1 each, 300 million non-cumulative preference shares of $5 each and 1 million non-cumulative preference shares of €1,000 each.

	Preference shares of $5 each Number of shares ('000)	Preference shares of £1 each Number of shares ('000)	Ordinary shares of 25p each Number of shares ('000)	Ordinary shares of $0.50 each Number of shares ('000)	Total $million
Allotted, called-up and fully paid					
At 1 January 2001	–	200,000	1,126,840	–	719
Exchange translation differences	–	–	–	–	(9)
Redenomination of ordinary share capital	–	–	(1,126,840)	1,126,840	144
Preference shares issued	1,000	–	–	–	5
Issued under employee share option schemes	–	–	–	3,838	2
At 31 December 2001	1,000	200,000	–	1,130,678	861

Under the terms of the share conversion on 18 January 2001, each ordinary shareholder of the Company received one new ordinary share of $0.50 for each ordinary share of 25p each that they held before the conversion. The ordinary shares of 25p each were cancelled and share certificates for these shares are no longer valid.

On 26 June 2001 the Company issued one million non-cumulative Preference Shares with a nominal value of $5 each at a price of $1,000 per share. The Preference Shares rank pari passu inter se with the existing preference shares and in priority to the ordinary shares. Subject to certain conditions, all or part of the Preference Shares may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

The non-cumulative 7⅜ per cent and 8¼ per cent preference shares of £1 each are irredeemable and carry the right to repayment of capital in the event of a winding up of the Company. They do not carry a right to vote at general meetings unless a dividend is unpaid or a resolution is proposed at the meeting to vary their rights.

Up to 113,067,848 ordinary shares of $0.50 each, being part of the authorised share capital, may be issued under the employee share schemes.

37. Called-up Share Capital continued

Executive Share Option Schemes

As at 1 January 2001, there were options outstanding over 8,039,666 ordinary shares under the schemes. During the year options over 94,980 ordinary shares lapsed and options over 980,427 ordinary shares were exercised at various prices from 175.375 pence to 888 pence. There were no options granted under these schemes during the year.

As at 31 December 2001, there were options outstanding over 6,964,259 ordinary shares which may be exercised on various dates up to 2009 under the rules of the schemes.

Supplemental Executive Share Option Scheme

As at 1 January 2001, there were options outstanding over 2,963,884 ordinary shares under the scheme. During the year no options over ordinary shares lapsed and there were no exercises.

The exercise of these options will be linked to performance criteria.

As at 31 December 2001, there were options outstanding over 2,963,884 ordinary shares, which may be exercised on various dates up to 2005 under the scheme rules.

1997 Restricted Share Scheme

As at 1 January 2001, there were allocations outstanding over 2,132,719 ordinary shares. During the year, allocations over 396,243 ordinary shares were exercised. The following allocations were made:

Date allocation made	*Number of shares allocated*	*Exercise period*
2 April 2001	1,412,917	2003–2008
12 September 2001	283,424	2003–2008

As at 31 December 2001, there were allocations outstanding over 3,329,106 ordinary shares, with allocations over 103,711 ordinary shares having lapsed during the year.

2000 Executive Share Option Scheme

As at 1 January 2001 there were options outstanding over 5,403,178 ordinary shares under the scheme. During the year options over 89,041 ordinary shares lapsed and no options were exercised.

The following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
2 April 2001	847.5p	7,416,074	2004–2011
12 September 2001	772.8p	128,709	2004–2011

The exercise of options granted during the year will be linked to performance criteria and a personal shareholding requirement.

As at 31 December 2001, there were options outstanding over 12,858,920 ordinary shares which may be exercised at various dates up to 2011 under the rules of the scheme.

2001 Performance Share Plan

In May 2001 a new share plan was introduced to compliment the 2000 Executive Share Option Scheme.

The following options were granted under the Plan:

Date option granted	Number of shares under option	Exercise period
13 June 2001	669,750	2004–2011

The options granted under the 2001 performance share plan are nil cost options. The exercise of options granted during the year will be linked to performance criteria and a personal shareholding requirement. No options lapsed during the year and none were exercised.

As at 31 December 2001 there were options outstanding over 669,750 ordinary shares.

Savings Related Share Option Schemes

UK Scheme

The terms of the Group's savings related share option schemes were amended in 1996 so that existing and future options may be subscribed for, at up to full market value, by a qualifying share ownership trust (QUEST) which will deliver them to the employees on payment of the option price. This makes the Group's subsidiaries more accountable for the cost of granting options. During the year 918,956 ordinary shares were issued to the QUEST and options were exercised over 1,304,162 ordinary shares at an average price to the employees of 381 pence per share, with the price received by the Company from the QUEST averaging 865.7 pence per share. The difference between the exercise price and the issue price was met by the Company's UK subsidiaries and has been included in the consolidated accounts as share premium.

37. Called-up Share Capital continued

UK Scheme continued

At 1 January 2001, there were options outstanding over 3,354,551 ordinary shares under this scheme. During the year, options were exercised over 1,304,162 ordinary shares at prices from 200 pence to 723 pence and 655,558 options were registered as having lapsed. The following options were granted under the schemes:

Date option granted	Option price per share	Number of shares under option	Exercise period
5 September 2001	687.5p	531,799	2004–2006

As at 31 December 2001, there were options outstanding over 1,926,630 ordinary shares, which may be exercised at various dates up to 2007 under the rules of the schemes.

International Scheme

The Company's savings related share option scheme is now available in all countries where the Group operates.

At 1 January 2001, there were 5,769,358 options outstanding under the scheme. During the year, 596,639 options were registered as having lapsed. Options were exercised over 1,648,802 ordinary shares at prices from 334 pence to 727 pence and the following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
27 April 2001	620.0p	591,287	2004–2006
5 September 2001	687.5p	2,304,726	2004–2006

As at 31 December 2001, there were options outstanding over 6,419,930 ordinary shares which may be exercised on various dates up to 2006 under the scheme rules.

38. Shareholders' Funds

						2001	2000
	Share capital $million	Share premium account $million	Capital reserve $million	Premises revaluation reserve $million	Profit and loss account $million	Total shareholders' funds $million	Total shareholders' funds $million
At 1 January	719	1,907	–	49	3,678	6,353	5,453
Exchange translation differences	(9)	–	–	(2)	(108)	(119)	(543)
Transfer from share premium as a result of capital conversion	144	(149)	5	–	–	–	–
Shares issued, net of expenses	7	984	–	–	–	991	840
Goodwill previously written off against reserves	–	–	–	–	–	–	25
Retained profit for the year	–	–	–	–	157	157	578
Capitalised on exercise of share options	–	19	–	–	(19)	–	–
Realised on disposal of premises	–	–	–	(2)	2	–	–
At 31 December	861	2,761	5	45	3,710	7,382	6,353
Equity interests						6,123	6,055
Non-equity interests						1,259	298
At 31 December						7,382	6,353

The cumulative amount of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2000: $27 million). This excludes amounts in respect of businesses sold.

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. If these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

39. Company Share Capital and Reserves

	Share capital $million	Share premium account $million	Capital reserve $million	Revaluation reserve $million	Profit and loss account $million	2001 Total shareholders' funds $million	2000 Total shareholders' funds $million
At 1 January	719	1,907	–	3,268	459	6,353	5,453
Exchange translation differences	(9)	–	–	–	–	(9)	(422)
Transfer from share premium as a result of capital conversion	144	(149)	5	–	–	–	–
Shares issued, net of expenses	7	1,003	–	–	–	1,010	870
Increase in net assets of subsidiary undertakings	–	–	–	368	–	368	378
Profit for the year	–	–	–	–	202	202	522
Dividends paid and proposed	–	–	–	–	(542)	(542)	(448)
At 31 December	861	2,761	5	3,636	119	7,382	6,353
Equity interests						6,123	6,055
Non-equity interests						1,259	298
At 31 December						7,382	6,353

40. Consolidated Cash Flow Statement

(a) Reconciliation between operating profit before taxation and net cash inflow from operating activities

	2001 $million	2000 $million
Operating profit	**1,148**	906
Items not involving cash flow:		
Amortisation of goodwill	**140**	71
Depreciation and amortisation of premises and equipment	**184**	226
Amortisation of investments	**(11)**	(27)
Charge for bad and doubtful debts and contingent liabilities	**731**	470
Debts written off, net of recoveries	**(950)**	(953)
(Decrease)/increase in accruals and deferred income	**(66)**	159
Decrease/(increase) in prepayments and accrued income	**236**	(340)
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**285**	202
Net cash inflow from trading activities	**1,697**	714
Net increase in cheques in the course of collection	**(71)**	(58)
Net decrease/(increase) in treasury bills and other eligible bills	**1**	(103)
Net decrease/(increase) in loans and advances to banks and customers	**1,282**	(5,630)
Net increase in deposits from banks, customer accounts and debt securities in issue	**3,805**	7,525
Net increase in dealing securities	**(606)**	(47)
Net decrease/(increase) in mark-to-market adjustment	**63**	(106)
Net (decrease)/increase in other accounts	**(95)**	1,479
Net cash inflow from operating activities	**6,076**	3,774

(b) Analysis of changes in cash

	2001 $million	2000 $million
Balance at 1 January	**4,278**	2,245
Exchange translation differences	**(121)**	(236)
Net cash (outflow)/inflow	**(608)**	2,269
Balance at 31 December	**3,549**	4,278

(c) Analysis of cash

	2001 $million	2000 $million
Cash and balances at central banks	**1,004**	791
Demand loans and advances to banks	**2,545**	3,487
	3,549	4,278

(d) Analysis of changes in financing during the year

	2001				2000		
	Share capital $million	Share premium $million	Capital reserve $million	Loan capital $million	Share capital $million	Share premium $million	Loan capital $million
Balance at 1 January	**719**	**1,907**	–	**4,075**	753	1,319	3,077
Exchange translation differences	**(9)**	–	–	**(78)**	(60)	(114)	(121)
Transfer from share premium as a result of capital conversion	**144**	**(149)**	**5**	–	–	–	–
Share capital issued, net of expenses	**7**	**984**	–	–	26	689	–
Capitalised on exercise of share options	–	**19**	–	–	–	13	–
Issue of subordinated loan capital, net of expenses	–	–	–	**688**	–	–	1,137
Repayment of subordinated liabilities	–	–	–	**(204)**	–	–	(18)
Balance at 31 December	**861**	**2,761**	**5**	**4,481**	719	1,907	4,075

41. Segmental Information

By geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years 2001 and 2000:

2001

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	2,377	913	385	892	572	749	339	2,479	8,706
Interest payable	(1,267)	(601)	(214)	(573)	(370)	(462)	(133)	(2,127)	(5,747)
Net interest income	1,110	312	171	319	202	287	206	352	2,959
Fees and commissions receivable, net	301	95	47	121	78	96	86	153	977
Dealing profits and exchange	50	40	20	90	42	55	62	111	470
Other operating income	(3)	–	3	6	36	4	2	10	58
Net revenue	1,458	447	241	536	358	442	356	626	4,464
Costs	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(384)	(2,445)
Amortisation of goodwill								(140)	(140)
Total operating expenses	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	779	242	110	132	149	235	130	102	1,879
Charge for debts, contingent liabilities and commitments	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Profit before taxation	522	191	(20)	46	122	196	117	(26)	1,148
Loans and advances to customers – average	21,233	6,311	3,555	5,520	1,909	4,102	1,007	9,198	52,835
Net interest margin (%)	3.2	1.9	2.7	2.3	4.0	4.0	8.2	1.0	3.1
Loans and advances to customers – period end	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Loans and advances to banks – period end	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578
Total assets employed	39,504	15,084	6,222	14,578	5,993	9,603	3,487	41,190	135,661
Total risk weighted assets and contingents	19,320	8,933	3,630	7,446	3,590	5,802	1,343	19,778	69,842

Total interest receivable and total interest payable include intra-group interest of $2,287 million. Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include $500 million of balances and other supervisory adjustments which are netted in the note on Capital ratios on page 34 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

41. Segmental Information continued
By Geographic Segment

2000

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	2,501	825	347	972	383	618	408	2,969	9,023
Interest payable	(1,595)	(528)	(154)	(672)	(240)	(429)	(203)	(2,493)	(6,314)
Net interest income	906	297	193	300	143	189	205	476	2,709
Fees and commissions receivable, net	243	104	48	138	55	71	104	125	888
Dealing profits and exchange	44	35	19	72	21	38	55	93	377
Other operating income	3	–	3	7	54	5	4	40	116
Net revenue	1,196	436	263	517	273	303	368	734	4,090
Costs	(553)	(176)	(116)	(448)	(132)	(155)	(212)	(505)	(2,297)
Amortisation of goodwill								(71)	(71)
Restructuring charge								(323)	(323)
Year 2000 costs								(23)	(23)
Total operating expenses	(553)	(176)	(116)	(448)	(132)	(155)	(212)	(922)	(2,714)
Operating profit before provisions	643	260	147	69	141	148	156	(188)	1,376
Charge for debts, contingent liabilities and commitments	(126)	(20)	(25)	(60)	(31)	(28)	(50)	(130)	(470)
Operating profit	517	240	122	9	110	120	106	(318)	906
Profit on disposal of subsidiary undertakings								532	532
Profit before taxation	517	240	122	9	110	120	106	214	1,438
Loans and advances to customers – average	18,157	6,279	3,744	5,389	1,389	4,073	1,084	9,398	49,513
Net interest margin (%)	2.9	2.2	3.6	2.5	4.1	2.8	8.5	1.5	3.1
Loans and advances to customers – period end	20,615	6,294	4,091	5,504	1,760	4,262	1,071	8,285	51,882
Loans and advances to banks – period end	2,122	3,390	414	3,089	393	1,308	198	12,845	23,759
Total assets employed	38,290	14,233	6,222	13,549	4,447	9,321	2,863	37,761	126,686
Total risk weighted assets and contingents	17,958	8,310	3,677	7,244	3,415	5,673	1,302	17,451	65,030

Total interest receivable and total interest payable include intra-group interest of $2,118 million. Total assets employed include intra-group items of $21,790 million and balances of $2,616 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include balances of $564 million which are netted in the note on Capital ratios on page 35 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

The restructuring programme and the resolution of Year 2000 related technology issues have been managed from the centre as global projects, and the cost of these initiatives are included in the Americas, UK & Group Head Office segment.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

41. Segmental Information continued
By Class of Business

	2001 Consumer Banking $million	2001 Wholesale Banking $million	2001 Total $million	2000 Consumer Banking $million	2000 Wholesale Banking $million	2000 Total $million
Net interest income	**1,720**	**1,239**	**2,959**	1,618	1,091	2,709
Other income	**520**	**985**	**1,505**	453	928	1,381
Net revenue	**2,240**	**2,224**	**4,464**	2,071	2,019	4,090
Costs	**(1,254)**	**(1,191)**	**(2,445)**	(1,124)	(1,173)	(2,297)
Amortisation of goodwill			**(140)**			(71)
Restructuring charge			**–**			(323)
Year 2000 costs			**–**			(23)
Total operating expenses*	**(1,254)**	**(1,191)**	**(2,585)**	(1,124)	(1,173)	(2,714)
Operating profit before provisions	**986**	**1,033**	**1,879**	947	846	1,376
Charge for debts, contingent liabilities, and commitments	**(330)**	**(401)**	**(731)**	(182)	(288)	(470)
Operating profit	**656**	**632**	**1,148**	765	558	906
Profit on sale of subsidiary undertakings			**–**			532
Profit before taxation			**1,148**			1,438
Total assets employed	**44,988**	**90,673**	**135,661**	42,729	83,957	126,686

* Total operating expenses include $nil (2000: $323 million) restructuring charge, $140 million (2000: $71 million) amortisation of goodwill and $nil (2000: $23 million) of year 2000 costs. These costs are a result of global projects managed from the centre and corporate decisions made at the centre and have not been attributed to business segments.

For the segmental information given above, Group central expenses and other overhead costs have been distributed between classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between classes of business in proportion to their risk weighted assets.Total assets employed include intra-group items of $24,724 million (2000: $21,790 million) and balances which are netted in the summarised consolidated balance sheet of $3,558 million (2000: $2,616 million). Assets held at the centre have been distributed between classes of businesses in proportion to their total assets employed.

42. Secured Liabilities

	2001 $million	2000 $million
Notes in circulation (note 32)	**1,884**	1,665

The notes in circulation were secured by the deposit of funds of $1,884 million (2000: $1,665 million) in respect of which Hong Kong Government certificates of indebtedness were held (note 27).

43. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2001 $million	2000 $million
Contracted	**29**	6
Not contracted	**32**	6

44. Assets and Liabilities in Currencies Other than US dollar

	2001 $million	2000 $million
Total assets denominated in:		
US dollar	**52,513**	38,635
Other currencies	**54,866**	63,645
	107,379	102,280
Total liabilities denominated in:		
US dollar	**52,750**	39,535
Other currencies	**54,629**	62,745
	107,379	102,280

45. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Bank of England's guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2001			2000		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements	**704**	**704**	**671**	945	945	664
Guarantees and irrevocable letters of credit	**11,227**	**7,926**	**5,940**	9,951	6,950	5,154
Other contingent liabilities	**3,645**	**2,352**	**1,895**	3,526	2,344	1,812
	15,576	**10,982**	**8,506**	14,422	10,239	7,630
Commitments						
Documentary credits and short term trade-related transactions	**2,032**	**406**	**328**	2,532	507	406
Forward asset purchases and forward deposits placed	**41**	**41**	**8**	24	24	7
Undrawn formal standby facilities, credit lines and other commitments to lend:						
one year and over	**6,487**	**3,244**	**2,358**	6,977	3,489	2,077
Less than one year	**34,062**	**–**	**–**	33,315	–	–
	42,622	**3,691**	**2,694**	42,848	4,020	2,490

Under the Basel Accord, credit equivalent amounts, obtained by applying credit conversion factors to the contract amount, are risk weighted according to the nature of the counterparty. Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

46. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short-term rates or price movements.

The risk section of the Financial Review on pages 27 to 34 explains the Group's risk management of derivative contracts.

	2001			2000		
	Notional principal amounts $million	Positive fair value $million	Negative fair value $million	Notional principal amounts $million	Positive fair value $million	Negative fair value $million
Trading book						
Forward foreign exchange contracts	373,796	5,050	4,636	341,800	4,765	4,686
Foreign exchange derivative contracts						
Currency swaps and options	56,327	760	776	33,067	699	677
Interest rate derivative contracts						
Swaps	172,144	1,508	1,354	94,508	668	701
Forward rate agreements and options	73,051	158	114	37,525	72	64
Exchange traded futures and options	45,646	22	23	31,623	16	30
Total	290,841	1,688	1,491	163,656	756	795
Equity and stock index derivatives	123	–	–	–	–	–
Total trading book derivative financial instruments	721,087	7,498	6,903	538,523	6,220	6,158
Effect of netting		(3,558)	(3,558)		(2,616)	(2,616)
		3,940	3,345		3,604	3,542

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	2001			2000		
	Notional principal $million	Positive fair value $million	Negative fair value $million	Notional principal $million	Positive fair value $million	Negative fair value $million
Non-trading book						
Forward foreign exchange contracts	–	–	–	9	1	3
Interest rate derivative contracts						
Swaps	1,639	2	7	7,341	29	10
Forward rate agreements and options	6	–	–	315	–	–
Exchange traded futures and options	2,781	–	1	4,339	12	9
Total	4,426	2	8	11,995	41	19
Commodity derivative contracts	954	39	39	128	–	–
Total non-trading book derivative financial instruments	5,380	41	47	12,132	42	22

	2001		2000	
	Book value $million	Market value $million	Book value $million	Market value $million
Listed and publicly traded securities:				
Financial assets	13,223	13,283	6,168	6,188
Preference shares	1,259	1,377	298	331
Other financial liabilities	7,809	7,385	8,083	7,667
Financial liabilities	9,068	8,762	8,381	7,998

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

47. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2001 and 2000 for trading and non-trading purposes is set out below:

	2001				2000			
	Under one year $million	One to five years $million	Over five years $million	Total $million	Under one year $million	One to five years $million	Over five years $million	Total $million
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	415,360	12,608	2,155	430,123	364,976	9,284	616	374,876
Net replacement cost	5,513	232	65	5,810	5,140	312	13	5,465
Interest rate derivative contracts								
Notional principal amount	160,364	74,811	11,665	246,840	95,382	39,452	4,855	139,689
Net replacement cost	637	836	195	1,668	268	425	76	769
Equity and stock index derivatives								
Notional principal amount	123	–	–	123	–	–	–	–
Net replacement cost	–	–	–	–	–	–	–	–
Commodity derivative contracts								
Notional principal amount	424	530	–	954	128	–	–	128
Net replacement cost	18	21	–	39	–	–	–	–
Counterparty risk								
Financial institutions				7,057				5,899
Non financial institutions				460				335
Total net replacement cost				7,517				6,234

The risk section of the Financial Review on pages 27 to 34 explains the Group's risk management of derivative contracts.

48. Interest Rate Sensitivity Gap for the Non-Trading Book

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

2001

	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	374	–	–	–	–	800	–	1,174
Treasury bills and other eligible bills	2,548	1,496	718	266	22	–	55	5,105
Loans and advances to banks	11,647	4,617	2,103	276	16	896	23	19,578
Loans and advances to customers	44,158	3,753	1,904	2,707	468	–	15	53,005
Debt securities and equity shares	5,854	2,548	2,403	3,789	354	120	1,012	16,080
Other assets	165	5	86	25	2	7,256	4,898	12,437
Total assets	64,746	12,419	7,214	7,063	862	9,072	6,003	107,379
Liabilities								
Deposits by banks	9,208	784	487	613	–	585	11	11,688
Customer accounts	55,417	2,862	2,530	1,065	5	5,725	251	67,855
Debt securities in issue	1,252	1,513	188	630	123	–	–	3,706
Other liabilities	145	34	110	32	–	5,603	5,341	11,265
Subordinated liabilities	1,511	542	–	–	2,466	(38)*	–	4,481
Minority interests and shareholders' funds	–	–	–	–	842	7,542	–	8,384
Total liabilities	67,533	5,735	3,315	2,340	3,436	19,417	5,603	107,379
Off balance sheet items	(9,064)	1,043	225	4,855	2,941	–	–	–
Interest rate sensitivity gap	(11,851)	7,727	4,124	9,578	367	(10,345)	400	–
Cumulative gap	(11,851)	(4,124)	–	9,578	9,945	(400)	–	–

* Unamortised discount on the issue of subordinated loan capital.

The risk section of the Financial Review on pages 27 to 34 explains the Group's risk management with respect to asset and liability management.

48. Interest Rate Sensitivity Gap for the Non-Trading Book continued

2000

	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	325	–	–	–	–	570	–	895
Treasury bills and other eligible bills	2,498	717	538	133	1	–	75	3,962
Loans and advances to banks	16,365	4,701	1,619	420	34	601	19	23,759
Loans and advances to customers	42,074	3,599	1,813	3,881	514	1	–	51,882
Debt securities and equity shares	1,839	1,336	1,952	3,856	410	115	441	9,949
Other assets	55	–	7	–	1	7,248	4,522	11,833
Total assets	63,156	10,353	5,929	8,290	960	8,535	5,057	102,280
Liabilities								
Deposits by banks	8,811	441	523	738	–	465	125	11,103
Customer accounts	55,197	3,095	2,599	1,082	6	3,058	–	65,037
Debt securities in issue	1,752	352	1,084	1,205	85	55	–	4,533
Other liabilities	39	–	–	–	–	6,139	4,439	10,617
Subordinated liabilities	468	1,048	599	346	1,645	(31)*	–	4,075
Minority interests and shareholders' funds	–	–	–	–	756	6,159	–	6,915
Total liabilities	66,267	4,936	4,805	3,371	2,492	15,845	4,564	102,280
Off balance sheet items	385	188	(6)	(9)	(558)	–	–	–
Interest rate sensitivity gap	(2,726)	5,605	1,118	4,910	(2,090)	(7,310)	493	–
Cumulative gap	(2,726)	2,879	3,997	8,907	6,817	(493)	–	–

* Unamortised discount on the issue of subordinated loan capital.

49. Non-Structural Currency Exposures

The Group does not maintain material non-trading open currency positions other than the structural currency exposures arising from its investment in overseas operations and their related funding (see note 50).

The risk section of the Financial Review on page 34 explains risk management with respect to the Group's hedging policies.

50. Structural Currency Exposures

The Group's structural currency exposures were as follows:

	2001			2000		
	Net investments in overseas units $million	Borrowing in the functional currency of the units concerned hedging the net investment in the units $million	Structural currency exposures $million	Net investments in overseas units $million	Borrowing in the functional currency of the units concerned hedging the net investment in the units $million	Structural currency exposures $million
Functional currency of the business unit:						
US dollar	–	–	–	2,652	–	2,652
Singapore Dollar	4	–	4	751	–	751
Indian Rupee	278	–	278	477	–	477
Hong Kong Dollar	–	–	–	440	–	440
Malaysian Ringgit	453	–	453	394	–	394
Thai Baht	20	–	20	312	–	312
UAE Dirham	316	–	316	268	–	268
Sterling	633	(725)	(92)	–	–	–
Other non US dollar	808	–	808	862	–	862
Total	2,512	(725)	1,787	6,156	–	6,156

The year ended 31 December 2001 is the first year in which we are reporting in US dollars. Up until the year ended 31 December 2000, the reporting currency was Sterling.

Structural currency exposures for 2001 relate to net investments in non US dollar units. In the year ended 31 December 2000, structural currency exposures related to net investments in non Sterling units, which were all overseas.

In the year ended 31 December 2001, the Group's main operations in non US dollar units were Asia, Africa and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Malaysian Ringgit, Singapore Dollar and Sterling. As the Group prepares its consolidated financial statements in US dollars, it follows that the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

In the year ended 31December 2000, the Group's main overseas operations were in Asia, Africa and Americas. The main operating (or 'functional') currencies of its overseas business units therefore included US Dollar, Hong Kong Dollar, Malaysian Ringgit and Singapore Dollar. As the Group prepared its consolidated financial statements in Sterling, it followed that the Group's consolidated balance sheet was affected by movements in the exchange rates between functional currencies and Sterling.

These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on page 34 explains the risk management with respect to the Group's hedging policies.

51. Market Risk for the Trading Book

	12 months to 31 December 2001			31 December 2001	12 months to 31 December 2000			31 December 2000
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	**2.6**	**4.2**	**2.1**	**2.1**	2.7	6.7	1.8	3.6
Foreign exchange risk	**2.5**	**5.3**	**1.3**	**1.5**	2.0	3.2	1.1	2.4
Total	**5.1**	**9.5**	**3.5**	**3.5**	4.7	8.5	3.0	5.8

This note should be read in conjunction with the risk section of the Financial Review on pages 27 to 34 which explains the Group's risk management, including Value at Risk (VaR) and derivatives.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using VaR methodology. This methodology measures on a daily basis the estimated potential change in the market value or realisable value of the portfolio during a specified period.

The total Group exposure shown in the table above is not a sum of the interest rate and exchange rate risks. The highest and lowest VaR are independent, and could have occurred on different days.

The Group uses a combination of variance-covariance methodology and historical simulation to measure VaR on its trading positions. In 2000, most of the trading book was measured using the historical simulation with the remainder using the variance-covariance approach.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of approximately 97.5 per cent. This confidence level suggests that potential daily losses, i.e. in excess of the VaR measure, are only likely to be experienced six times per year.

For derivative products and FX products the historic simulation method is used with an observation period of 250 days. The historical simulation approach involves the complete revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio. This entails building a set of valuations of the portfolio and a set of changes in value relative to the current market valuation, from which VaR can be derived.

The variance-covariance method used is based on statistical analysis of past interest and exchange rate movements over the past two to three years with greater weight given to more recent data.

Offsetting between exchange rate and interest rate exposures is not allowed. This approach is conservative, as the diversification effects that would be implied if such offsetting were allowed, are likely to have the impact of reducing the overall VaR.

The Group recognises that there are limitations to the VaR methodology. These include the fact that the risk factors may not fall within the assumption of a Normal distribution, i.e. that a greater than expected number of observations may fall outside the stated confidence level. Also the historical data may not be the best proxy for future price movements, either because the observation period does not include extreme price movements or, in some cases, because data is not available. Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. This is particularly relevant in the case of extreme market movements, which may arise in periods of low liquidity, thus making the assumption that positions can be closed in a liquid market invalid.

To manage the risks arising from events which the VaR methodology does not capture the Group regularly back-tests and stress tests its main risk exposures. In back testing actual profits and losses are compared with VaR estimates to track the accuracy of the predictions. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by senior management.

52. Hedging Instruments – Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on derivatives used for hedging are recognised and reported in the profit and loss account and balance sheet in line with the underlying items which are being hedged. At 31 December 2001, the unrecognised gains and losses on derivatives used for hedging where the item being hedged had not been recognised were $41 million and $47 million respectively.

	2001			2000		
	Gains $million	**Losses $million**	**Net gains/ (losses) $million**	Gains $million	Losses $million	Net gains/ (losses) $million
Unrecognised gains and losses at 1 January	**42**	**22**	**20**	9	10	(1)
Exchange translation differences	**–**	**–**	**–**	–	3	(3)
Gains and losses arising in previous years recognised in the year	**(40)**	**(20)**	**(20)**	(3)	(3)	–
Gains and losses arising in the year but not recognised	**39**	**45**	**(6)**	36	12	24
Unrecognised gains and losses at 31 December	**41**	**47**	**(6)**	42	22	20
Of which:						
Gains and losses expected to be recognised within 1 year	**20**	**22**	**(2)**	28	16	12
Gains and losses expected to be recognised in more than 1 year	**21**	**25**	**(4)**	14	6	8
	41	**47**	**(6)**	42	22	20

Supplementary Financial Information

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2001 and 31 December 2000. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently. The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

Year ended 31 December 2001	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield per cent
Assets				
Cash, balances at central banks and cheques in course of collection	758	180	7	3.8
Treasury bills and other eligible bills	–	3,690	253	6.9
Gross loans and advances to banks	1,117	24,518	1,172	4.8
Gross loans and advances to customers	901	55,286	4,211	7.6
Provisions against loans and advances to banks and customers	(2,404)	(735)	–	–
Debt securities	14	13,799	776	5.6
Equity shares	59			
Premises and equipment	942			
Prepayments, accrued income and other assets	8,420			
Total average assets	9,807	96,738	6,419	6.6

Year ended 31 December 2000	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield per cent
Assets				
Cash, balances at central banks and cheques in course of collection	747	165	5	3.0
Treasury bills and other eligible bills	–	3,966	314	7.9
Gross loans and advances to banks	979	24,021	1,523	6.3
Gross loans and advances to customers	706	49,543	4,452	9.0
Provisions against loans and advances to banks and customers	(2,491)	(693)	–	–
Debt securities	12	9,569	611	6.4
Equity shares	61			
Premises and equipment	964			
Prepayments, accrued income and other assets	7,143			
Total average assets	8,121	86,571	6,905	8.0

Year ended 31 December 2001	Average non interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid per cent
Liabilities				
Non interest bearing current and demand accounts	5,322	–	–	
Interest bearing current and demand accounts	–	16,140	421	2.6
Saving deposits	45	4,703	132	2.8
Time deposits	21	51,864	2,204	4.2
Other deposits	45	3,648	180	4.9
Debt securities in issue	1,758	4,696	238	5.1
Accruals, deferred income and other liabilities	6,512	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,507	78	5.2
Dated loan capital	–	3,413	207	6.1
Minority interests	727			
Shareholders' funds	6,868			
Total average liabilities and shareholders' funds	21,298	85,971	3,460	4.0
Net yield				2.6
Net interest margin				3.1

Year ended 31 December 2000	Average non interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid per cent
Liabilities				
Non interest bearing current and demand accounts	5,198	–	–	–
Interest bearing current and demand accounts	–	14,320	649	4.5
Saving deposits	6	4,348	132	3.0
Time deposits	2	46,067	2,645	5.7
Other deposits	35	3,102	236	7.6
Debt securities in issue	1,669	4,871	299	6.1
Accruals, deferred income and other liabilities	5,289	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,514	108	7.1
Dated loan capital	–	2,033	127	6.3
Minority interests	423			
Shareholders' funds	5,815			
Total average liabilities and shareholders' funds	18,437	76,255	4,196	5.5
Net yield				2.5
Net interest margin				3.1

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	Increase/(decrease) in interest due to		Net increase/ (decrease) in interest
Year ended 31 December 2001 versus year ended 31 December 2000	Volume *$million*	Rate *$million*	*$million*
Interest-earning assets			
Cash and unrestricted balances at central banks	1	1	2
Treasury bills and other eligible bills	(19)	(42)	(61)
Loans and advances to banks	24	(375)	(351)
Loans and advances to customers	499	(713)	(214)
Debt securities and equity shares	238	(73)	165
Other assets	(27)	–	(27)
Total interest-earning assets	716	(1,202)	(486)
Interest-bearing liabilities			
Dated subordinated loan capital	84	(4)	80
Undated subordinated loan capital	–	(30)	(30)
Interest bearing current and demand accounts	47	(275)	(228)
Savings deposits	10	(10)	–
Time deposits	246	(688)	(442)
Other deposits	34	(78)	(44)
Debt securities in issue	(9)	(51)	(60)
Other liabilities	(12)	–	(12)
Total interest bearing liabilities	400	(1,136)	(736)

Volume and Price Variances continued

Year ended 31 December 2000 versus year ended 31 December 1999	Increase/(decrease) in interest due to Volume $million	Rate $million	Net increase/ (decrease) in interest $million
Interest-earning assets			
Cash and unrestricted balances at central banks	–	3	3
Treasury bills and other eligible bills	(111)	45	(66)
Loans and advances to banks	288	174	462
Loans and advances to customers	274	(6)	268
Debt securities and equity shares	183	20	203
Other assets	(20)	20	–
Total interest-earning assets	614	256	870
Interest-bearing liabilities			
Dated subordinated loan capital	56	(7)	49
Undated subordinated loan capital	(7)	28	21
Deposits from banks	99	95	194
Deposits from customers	309	191	500
Debt securities in issue	17	30	47
Other liabilities	(27)	24	(3)
Total interest-bearing liabilities	447	361	808

Five Year Summary

	2001 $million	2000 $million	1999 $million	1998 $million	1997 $million
Operating profit before provisions	**1,879**	1,376	1,621	1,888	1,737
Provisions for bad and doubtful debts,					
and contingent liabilities and commitments	**(731)**	(470)	(801)	(723)	(256)
Operating profit	**1,148**	906	820	1,165	1,481
Profit before taxation	**1,148**	1,438	820	1,165	1,425
Profit attributable to shareholders	**699**	1,026	557	767	957
Loans and advances to banks	**19,578**	23,759	18,470	15,816	14,990
Loans and advances to customers	**53,005**	51,882	46,651	43,311	42,319
Total assets	**107,379**	102,280	87,694	79,444	77,849
Deposits by banks	**11,688**	11,103	8,999	8,184	11,166
Customer accounts	**67,855**	65,037	56,941	50,252	45,446
Shareholders' funds	**7,382**	6,353	5,453	4,681	4,212
Total capital resources[1]	**12,865**	10,990	8,642	6,683	6,177
Information per ordinary share					
Basic earnings per share	**55.9c**	92.2c	50.8c	74.3c	94.1c
Headline earnings per share	**66.3c**	48.8c	53.7c	75.3c	101.0c
Normalised earning per share[2]	**66.3c**	71.1c	53.7c	75.3c	81.7c
Dividends per share	**41.92c**	38.105c	36.967c	34.395c	30.312c
Net asset value per share	**541.5c**	537.4c	483.4c	434.6c	390.9c
Ratios					
Post-tax return on ordinary shareholders' funds-normalised basis[2]	**12.3%**	13.8%	11.8%	18.2%	26.6%
Basic cost to income ratio	**57.9%**	66.3%	57.9%	51.9%	51.7%
Cost to income ratio – headline basis	**55.1%**	64.8%	57.0%	51.6%	51.7%
Cost to income ratio – normalised basis	**55.1%**	56.9%	57.0%	51.6%	51.7%
Capital ratios:					
Tier 1 capital	**8.8%**	7.0%	8.6%	8.2%	8.0%
Total capital	**16.0%**	14.0%	14.8%	12.7%	12.5%

[1] Shareholders' funds, minority interests and subordinated loan capital.

[2] Results on a normalised basis reflect the Group's results, excluding profits on disposal of subsidiary undertakings and charges for restructuring.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500

Australia
Standard Chartered Bank Australia Limited
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW 2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer: Eugene Ellis

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama,
Bahrain
Telephone: +973 223636
Country Chief Executive Officer: Osman Morad

Bangladesh
Standard Chartered Bank
PO Box 536, 18-20 Motijheel Commercial Area,
Dhaka – 1000, Bangladesh
Telephone: +880 (02) 956 1465
Country Chief Executive Officer: Rumee Ali

Botswana
Standard Chartered Bank Botswana Limited
PO Box 496, 5th Floor,
Standard House, The Mall,
Gaborone, Botswana
Telephone: +267 360 1500
Country Chief Executive Officer: Andy Prebble

Brunei
Standard Chartered Bank
51-55 Jalan Sultan,
Bandar Seri Begawan BS8811,
Brunei Darussalam
(Postal address: PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 (02) 242386/9
Country Chief Executive Officer: Simon Morris

Cambodia
Standard Chartered Bank
89 Norodom Boulevard,
PO Box 46,
Phnom Penh,
Cambodia
Telephone: +855 (23) 216685
Country Chief Executive Officer: Ong Teong Hoon

Cameroon
Standard Chartered Bank Cameroon S.A.
Boulevard de la Liberté, BP 1784,
Douala, Cameroon
Telephone: +237 435 200
Country Chief Executive Officer: Greg Fletcher

China
Standard Chartered Bank
35/F China Merchants Tower,
161 East Lujiazui Lu, Pudong District,
Shanghai 200120, China
Telephone: +86 (021) 5887 1230 Extn 7338
Country Chief Executive Officer: Stanley Wong

Hong Kong SAR
Standard Chartered Bank
Standard Chartered Bank Building,
4-4A Des Voeux Road, Central,
(Postal address: GPO Box 21), Hong Kong
Telephone: +852 2820 3333
Country Chief Executive Officer: Peter Wong

Colombia
Banco Standard Chartered Colombia
Calle 74 No. 6-65,
Cundinamarca,
Bogotá, Colombia
Telephone: +57 (01) 326 4030
Country Chief Executive Officer: Hans Theilkuhl

Falkland Islands
Standard Chartered Bank
Box 166/597, Ross Road,
Stanley, Falkland Islands
Telephone: 21352, +00 500 (UK only)
Country Chief Executive Officer: Keith Biles

The Gambia
Standard Chartered Bank Gambia PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 227744
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank Ghana Limited
Standard Chartered Building,
Accra High Street, PO Box 768, Accra, Ghana
Telephone: +233 (021) 664591-8
Country Chief Executive Officer: Ebenezer Essoka

India
Standard Chartered Bank
Standard Chartered Grindlays Bank
90 Mahatma Ghandi Road,
PO Box 725,
Mumbai, 400 001, India
Telephone: +91 (022) 267 0162
Regional General Manager, India and Nepal:
Jaspal Bindra

Indonesia
Standard Chartered Bank
Wisma Standard Chartered Bank,
Jl. Jend. Sudirman Kav.33-A, Jakarta 10220,
(Postal address: PO Box 57 JKWK
Jakarta 10350), Indonesia
Telephone: +62 (021) 251 3333
Country Chief Executive Officer: Ray Ferguson

Ivory Coast
Standard Chartered Bank Cote d'Ivoire SA
23 Boulevard de la Republique,
17 BP 1141, Abidjan 17,
Cote d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer: Christopher Knight

Japan
Standard Chartered Bank
21st Floor, Sanno Park Tower,
2–11–1, Nagata–Cho,
Chiyoda–Ku, Tokyo 100–6155
Telephone: +81 (03) 5511 1200
Country Chief Executive Officer: Julian Wynter

Jersey
Standard Chartered Grindlays Offshore Financial Services Ltd
13-15 Castle Street, PO Box 766,
St. Helier, Jersey JE4 8ZH
Telephone: +44 (01534) 507000
Country Chief Executive Officer: Andrew Hunter

Jordan
Standard Chartered Grindlays Bank Limited
PO Box 9997, Shmeissani,
Amman 11191, Jordan
Telephone: +962 (06) 560 7201
Chief Executive Officer: Zahid Rahim

Kenya
Standard Chartered Bank Kenya Limited
Moi Avenue, Box 30003, Nairobi, Kenya
Telephone: +254 (02) 330200
Country Chief Executive Officer: Chris Low

Lebanon
Standard Chartered Bank s.a.l.
Dbaye 509 Building, Dbaye Highway,
PO Box 70216, Antelias, Lebanon
Telephone: +961 (04) 542474
Country Chief Executive Officer: Michele Cherenti

Macau
Standard Chartered Bank
8/F Office Tower, Macau Landmark,
Avenida de Amizade, Z.A.P.E.
PO Box 3014, Macau
Telephone: +853 786111
Country Chief Executive Officer: Abraham Wong

Malaysia
Standard Chartered Bank Malaysia Berhad
2 Jalan Ampang, 50450 Kuala Lumpur,
(Postal address: PO Box 11001,
50732 Kuala Lumpur), Malaysia
Telephone: +60 (03) 2072 6555/7766
Country Chief Executive Officer: Mike Hague

Nepal
Standard Chartered Bank Nepal Limited
GPO Box 3990, Naya Baneshwar
Telephone: +977 1 246753, 229 333
Country Chief Executive Officer: Rajeev Kulkarni

Nigeria
Standard Chartered Bank Nigeria Limited
Plot 105b, Ajose Adeogun Street,
Victoria Island, Lagos, Nigeria
Telephone: +234 (01) 262 6801–5
Country Chief Executive Officer: David Cutting

Oman
Standard Chartered Bank
PO Box 2353, Postal Code 112,
Ruwi Sultanate of Oman
Telephone: +968 703999, 703796, 703574
Country Chief Executive Officer:
Murtadha Mohamed Ali Kukoor

Pakistan
Standard Chartered Bank
Box 4896, Ismail Ibrahim Chundrigar Road,
Karachi 2, Pakistan
Telephone: +92 (021) 241 6485-9
Country Chief Executive Officer: Azhar Hamid

Peru
Banco Standard Chartered
Av. E. Canaval y Moreyra 454,
Main Floor, San Isidro, Lima 27, Peru,
Telephone: +51 (01) 411 7000
Country Chief Executive Officer: Luis Jose Giove

Philippines
Standard Chartered Bank
6788 Ayala Avenue, Makati City,
(Postal address: PO Box 1220,
Makati Central Post Office, Makati City), Philippines
Telephone: +63 (02) 886 7888
Country Chief Executive Officer: Annemarie Durbin

Qatar
Standard Chartered Bank
Abdullah Bin Jasim Street, Box 29,
Doha, Qatar
Telephone: +974 414252
Country Chief Executive Officer: Arif Mansoor

Republic of Korea (South Korea)
Standard Chartered Bank
22nd Floor, Seoul Finance Center Building,
63 Mookyo–Dong, Chung–Ku,
Seoul 100–768, Republic of Korea
Telephone: +82 (02) 750 6114
Country Chief Executive Officer: Bill Gemmel

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office,
9-11, Lightfoot Boston Street,
PO Box 1155, Freetown, Sierra Leone
Telephone: +232 (022) 226220, 225021
Country Chief Executive Officer: Simon Millet

Singapore
Standard Chartered Bank
6 Battery Road, Singapore 049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer: Euleen Goh

Sri Lanka
Standard Chartered Bank
PO Box 27, 17 Janadhipathi Mawatha,
Colombo 1, Sri Lanka
Telephone: +94 (01) 326671, 433303
Country Chief Executive Officer: Wasim Saifi

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 105, Taiwan
Telephone: +886 (02) 2716 6261, 2717 2866
Country Chief Executive Officer: Jeffrey Williams

Tanzania
Standard Chartered Bank Tanzania Limited
International House Property,
Corner Shaaban Robert and Garden Avenue,
PO Box 9011, Dar es Salaam, Tanzania
Telephone: +255 (22) 2122 160
Country Chief Executive Officer: Stanley Tsikirayi

Thailand
Standard Chartered Bank
Standard Chartered Nakornthon Bank Public Company Limited
90 North Sathorn Road,
Silom, Bangrak, Bangkok 10500, Thailand
Telephone: +66 (02) 724 4000
Country Chief Executive Officer: Vishnu Mohan

Uganda
Standard Chartered Bank Uganda Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111, Kampala),
Uganda
Telephone: +256 (041) 258211/7, 34950519
Country Chief Executive Officer: Richard Etemesi

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Road,
Dubai, United Arab Emirates
Telephone: +971 (04) 5070 350/352
Country Chief Executive Officer: Andrew Duff

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500
Country Chief Executive Officer: David Morgan

United States of America
Standard Chartered Bank
1 Evertrust Plaza, Jersey City,
New Jersey 07302, USA
Telephone: +1(212) 633 3400
Country Chief Executive Officer: James F. McCabe

Venezuela
Banco Standard Chartered
Centro Banavan, Torre D, Piso 5,
Avenida La Estancia, Urbanizacion Chuao,
Caracas 1060, Venezuela
Telephone: +58 (02) 12993 0522
Country Chief Executive Officer: Carlos Rojas

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8-01,
49 Hai Ba Trung Street, Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer: Philip Skevington

Zambia
Standard Chartered Bank Zambia PLC
Standard House, PO Box 32238,
Cairo Road, Lusaka 10101, Zambia
Telephone: +260 (01) 229242/50
Country Chief Executive Officer: John Janes

Zimbabwe
Standard Chartered Bank Zimbabwe Limited
John Boyne House, PO Box 373,
38 Speke Avenue, Harare, Zimbabwe
Telephone: +263 (14) 752864/8, 753212/5
Country Chief Executive Officer: Washington Matsaira

Representative offices
(Full banking facilities not provided)

Argentina
Telephone: (011) 4875 0500

Bahamas
Telephone: (32) 33426, 26667

Brazil
Telephone: (021) 203 7000

Iran
Telephone: (021) 88 81 918/9

Laos
Telephone: (856) 21 414422

Mexico
Telephone: (05) 387 1300

Myanmar
Telephone: (01) 240260

South Africa
Telephone: (011) 484 7556/7

Standard Chartered branches/offices:	
Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	20
Botswana	14
Brazil	1
Brunei	14
Cambodia	1
Cameroon	3
China	16
Hong Kong SAR	75
Colombia	1
Falkland Islands	1
The Gambia	3
Ghana	23
Greece	2
India	66
Indonesia	5
Iran	1
Israel	1
Ivory Coast	3
Japan	1
Jersey	1
Jordan	7
Kenya	30
Laos	1
Lebanon	5
Macau	1
Malaysia	31
Mexico	2
Myanmar	1
Nepal	9
Nigeria	2
Oman	1
Pakistan	21
Palestine	3
Peru	1
Philippines	6
Qatar	1
Republic of Korea (South Korea)	1
Sierra Leone	2
Singapore	20
South Africa	1
Sri Lanka	9
Taiwan	3
Tanzania	7
Thailand	46
Uganda	6
United Arab Emirates	7
United Kingdom	6
United States of America	3
Venezuela	1
Vietnam	1
Zambia	15
Zimbabwe	36

The area codes provided are local.

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	20 February 2002	7 August 2002
Ex dividend date	27 February 2002	14 August 2002
Record date for dividend	1 March 2002	16 August 2002
Last date to elect for share dividend or to change standing instructions	19 April 2002	24 September 2002
Dividend payment date	17 May 2002	15 October 2002

Preference shares	1st half yearly dividend	2nd half yearly dividend
7⅜ per cent Non-Cumulative Irredeemable Preference shares of £1 each	2 April 2002	1 October 2002
8¼ per cent Non-Cumulative Irredeemable Preference shares of £1 each	2 April 2002	1 October 2002
8.9 per cent Non-Cumulative Irredeemable Preference shares of $5 each:	dividends paid on the 1st of each calendar quarter.	

Loan Stock	1st half yearly payment	2nd half yearly payment
12⅞ per cent Subordinated Unsecured Loan Stock 2002/2007	31 March 2002	30 September 2002

Annual General Meeting
The Annual General Meeting will be held at 12 noon on 2 May 2002 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Interim Results
The interim results will be announced to the London Stock Exchange, advertised in the national press and put on our website (www.standardchartered.com).

ShareCare
ShareCare allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Low Cost Share Dealing Service
We are pleased to be able to offer you a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of these services please contact NatWest Stockbrokers Limited on 0870 600 2050*.

Previous Dividend Payments

Dividend & financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1997	17 October 1997	5.25p	No offer
Final 1997	29 May 1998	13.25p	884.3p
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer

Bankers' Automated Clearing System (BACS)
Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact Computershare for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. You can check your shareholding at www.computershare.com.

Electronic communications
If in future you would like to receive the Report and Accounts electronically rather than by post, please register online at www.standardchartered.com/investors. Then click on **Update Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

* Insofar as this reference constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only. NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

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© Standard Chartered PLC
March 2002

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425